OMB Number   3038-0072

NFA ID   0210678   DEUTSCHE BANK AG

Submitted By   MCCALMONV2   VANESSA MCCALMON

Instructions

READ THESE INSTRUCTIONS CAREFULLY BEFORE COMPLETING OR REVIEWING THE APPLICATION. THE FAILURE TO ANSWER ALL QUESTIONS COMPLETELY AND ACCURATELY OR THE OMISSION OF REQUIRED INFORMATION MAY RESULT IN THE DENIAL OR REVOCATION OF REGISTRATION.

DEFINED TERMS

Words that are underlined in this form are defined terms and have the meanings contained in the Definition of Terms section.

GENERAL

Read the Instructions and Questions Carefully

A question that is answered incorrectly because it was misread or misinterpreted can result in severe consequences, including denial or revocation of registration. Although this applies to all questions in the application, it is particularly important to the questions in the Disciplinary Information Section.

Rely Only on Advice from NFA Staff

A question that is answered incorrectly because of advice received from a lawyer, employer, a judge or anyone else (other than a member of NFA's Registration, Compliance, Legal or Information Center ("RCLI") departments) can result in severe consequences, including denial or revocation of registration. This also applies to all questions in the form, but is particularly important regarding the Disciplinary Information Section. If the language of a question in the Disciplinary Information Section requires disclosure of a matter, a "Yes" answer to the question is required no matter what other advice has been received from anyone other than NFA's RCLI staff. Additionally, the applicant or registrant remains responsible for failures to disclose even if someone completes the form on the applicant's or registrant's behalf.

Update the Information on the Application

If information provided on the application changes or a matter that would have required disclosure on the application occurs after the application is filed, the new information must be promptly filed. APs and Principals should advise their Sponsors of the new information, and the Sponsor must file the update on their behalf. The failure to promptly update information can result in severe consequences, including denial or revocation of registration.

Compliance with Disclosure Requirements of Another Regulatory Body is not Sufficient

OMB Number   3038-0072

NFA ID   0210678   DEUTSCHE BANK AG

Submitted By   MCCALMONV2   VANESSA MCCALMON

With some exceptions, which are described below in the Regulatory and Financial Questions sections, if any question requires the provision of information, that information must be provided. In particular, if a question in the Disciplinary Information Section requires disclosure of a matter, the question must be answered "Yes" and additional documents must be provided even if the matter has been disclosed to another regulatory body such as FINRA, an exchange or a state regulator. Similarly, disclosure is required even if another regulatory body does NOT require disclosure of the same matter.

Call NFA with Questions

If there is any question about whether particular information must be provided, whether a particular matter must be disclosed or whether a particular question requires a "Yes" answer, call the NFA Information Center at (312) 781-1410. Representatives are available from 8:00 a.m. to 5:00 p.m., Central Time, Monday through Friday. If the advice of NFA staff is sought, a written record containing the date of the conversation, the name of the NFA staff person giving the advice and a description of the advice should be made during the conversation and kept in the event an issue concerning disclosure of the matter arises later.

DISCIPLINARY INFORMATION SECTION

Criminal Disclosures

Some common mistakes in answering the criminal disclosure questions involve expungements, diversion programs and similar processes. The Commodity Futures Trading Commission requires a "Yes" answer even if the matter has been expunged or the records sealed, there was no adjudication or finding of guilt, the guilty plea was vacated or set aside or the matter was dismissed upon completion of the diversion program.

Another common error regarding criminal matters concerns matters that do not involve the futures industry. All criminal matters must be disclosed, even if a matter is unrelated to the futures industry, unless the case was decided in a juvenile court or under a Youth Offender law.

Regulatory Disclosures

Regulatory actions taken by the Commodity Futures Trading Commission, NFA or domestic futures exchanges do not need to be disclosed since NFA is already aware of them once they are entered into NFA's BASIC system.

Financial Disclosures

It is not necessary to disclose arbitration or CFTC reparations matters unless the applicant or registrant has failed to pay an award issued in a futures-related arbitration or an order entered in a

OMB Number 3038-0072

NFA ID 0210678   DEUTSCHE BANK AG

Submitted By MCCALMONV2   VANESSA MCCALMON

reparations matter.

Only adversary actions that a bankruptcy trustee or a trustee's attorney files must be disclosed. Adversary actions that creditors file are not disclosable. A **person** named as a party to an adversary action in a bankruptcy proceeding must disclose the action, even if the **person** is not the bankrupt **person**.

ADDITIONAL DOCUMENTS

For any matter that caused a "Yes" answer, a written explanation detailing the events and conduct must be provided. That explanation can be entered on the Matter pages by giving it a name, e.g., the docket number of the case, and describing it in the text box. Alternatively, the explanation can be sent in hard copy format to NFA.

In addition to the required explanation, other documents about the matter must be sent to NFA. If court documents are unavailable, a letter from the court verifying that must be sent to NFA. If documents other than court documents are unavailable, the **person** must provide a written explanation for their unavailability.

Like answering the questions correctly, providing all documents to NFA is important. Failure to do so will delay the registration process and may result in a denial of the application.

Definition of Terms

(The following terms are defined solely for the purpose of using NFA's Online Registration System.)

10% OR MORE INTEREST: direct or indirect ownership of 10% or more of an applicant's or registrant's stock; entitlement to vote or empowered to sell 10% or more of an applicant's or registrant's voting securities; contribution of 10% or more of an applicant's or registrant's capital; or entitlement to 10% or more of an applicant's or registrant's net profits.

ADJUDICATION: in a criminal case, a determination by the court that the defendant is guilty or not guilty.

ADVERSARY ACTION: a lawsuit arising in or related to a bankruptcy case commenced by a creditor or bankruptcy trustee by filing a complaint with the bankruptcy court.

ALIAS: another name utilized by an individual or previously used by an **entity**.

CHARGE: a formal complaint, information, indictment or equivalent instrument containing an accusation of a crime.

DBA: abbreviation for Doing Business As. The firm is doing its futures, retail off-exchange forex or swaps business by this name.

DESIGNATED SUPERVISOR:

Solely for the purpose of determining whether the Branch Manager Examination (Series 30) is required, Designated Supervisor means a person who is registered with FINRA (formerly known as NASD) as a General Securities Representative and has been designated to act as the supervisor of an office that is not an Office of Supervisory Jurisdiction ("non-OSJ"), provided that:

- either the futures activity conducted in the non-OSJ that is subject to the Designated Supervisor's supervision is limited to activity not requiring the Series 3 Examination and both the Designated Supervisor and the Branch Manager of the Office of Supervisory Jurisdiction to which the non-OSJ reports have otherwise satisfied NFA's Proficiency Requirements appropriate to their supervisory activities; or
- the activity that is conducted in the non-OSJ that requires the Series 3 Examination is supervised by the Branch Manager of the Office of Supervisory Jurisdiction to which the non-OSJ reports and both the Designated Supervisor and Branch Office Manager have passed the Series 3 Examination.

ENJOINED: subject to an injunction.

OMB Number   3038-0072

NFA ID   0210678   DEUTSCHE BANK AG

Submitted By   MCCALMONV2   VANESSA MCCALMON

ENTITY: any **person** other than an individual.

FELONY: any crime classified as a felony and for states and countries that do not differentiate between a felony or misdemeanor, an offense that could result in imprisonment for any period of more than one year. The term also includes a general court martial.

FINANCIAL SERVICES INDUSTRY: the commodities, securities, accounting, banking, finance, insurance, law or real estate industries.

FOUND: subject to a determination that conduct or a rule violation has occurred. The term applies to dispositions of any type, including but not limited to consent decrees or settlements in which the findings are neither admitted nor denied or in which the findings are for settlement or record purposes only.

INTERNAL REVENUE CODE:
Section 7203:   Willful Failure to File Return, Supply Information or Pay Tax
Section 7204:   Fraudulent Statement or Failure to Make Statement
Section 7205:   Fraudulent Withholding Exemption Certificate or Failure to Supply Information
Section 7207:   Fraudulent Returns, Statements or Other Documents

INVESTMENT RELATED STATUTES:

- The Commodity Exchange Act
- The Securities Act of 1933
- The Securities Exchange Act of 1934
- The Public Utility Holding Company Act of 1935
- The Trust Indenture Act of 1939
- The Investment Advisers Act of 1940
- The Investment Company Act of 1940
- The Securities Investors Protection Act of 1970
- The Foreign Corrupt Practices Act of 1977
- Chapter 96 of Title 18 of the United States Code
- Any similar statute of a State or foreign jurisdiction
- Any rule, regulation or order under any such statutes; and
- The rules of the Municipal Securities Rulemaking Board

MISDEMEANOR: any crime classified as a misdemeanor and for states and countries that do not differentiate between a felony or misdemeanor, an offense that could result in imprisonment for any period of at least six days but not more than one year. By way of example, an offense for which the maximum period of imprisonment is 60 days would be considered a misdemeanor. The term also includes a special court martial.

OMB Number   3038-0072

NFA ID   0210678   DEUTSCHE BANK AG

Submitted By   MCCALMONV2   VANESSA MCCALMON

OTHER NAME: For firms or sole propietors, any other name that the applicant uses or has used in the past for its futures, retail off-exchange forex or swaps business but not the name of any other legal entity that the applicant has an affiliation or association with (see **DBA**). For individuals, this is any name the person is or has been known by. For example, a maiden name, an alias name that you use or are known by, or a previous name if you have changed your legal name.

PERSON: an individual, association, partnership, corporation, limited liability company, limited liability partnership, trust, or other form of business organization.

PRINCIPAL: an individual who is:

- a sole proprietor of a sole proprietorship; or
- a general partner of a partnership; or
- a director, president, chief executive officer, chief operating officer or chief financial officer of a corporation, limited liability company or limited partnership; or
- in charge of a business unit, division or function of a corporation, limited liability company or limited partnership if the unit, division or function is subject to regulation by the Commission; or
- a manager, managing member or a member vested with the management authority for a limited liability company or limited liability partnership; or

an individual who directly or indirectly, through agreement, holding companies, nominees, trusts or otherwise:

- is the owner of 10% or more of the outstanding shares of any class of a registrant's stock; or
- is entitled to vote 10% or more of any class of a registrant's voting securities; or
- has the power to sell or direct the sale of 10% or more of any class of a registrant's voting securities; or
- has contributed 10% or more of a registrant's capital; or
- is entitled to receive 10% or more of a registrant's net profits; or
- has the power to exercise a controlling influence over a registrant's activities that are subject to regulation by the Commission; or

an **entity** that:

- is a general partner of a registrant; or
- is the direct owner of 10% or more of any class of a registrant's securities; or
- has directly contributed 10% or more of a registrant's capital unless such capital contribution consists of subordinated debt contributed by:

  - an unaffiliated bank insured by the Federal Deposit Insurance Corporation; or

OMB Number   3038-0072

NFA ID   0210678   DEUTSCHE BANK AG

Submitted By   MCCALMONV2   VANESSA MCCALMON

- a United States branch or agency of an unaffiliated foreign bank that is licensed under the laws of the United States and regulated, supervised and examined by United States government authorities having regulatory responsibility for such financial institutions; or

- an insurance company subject to regulation by any State.

SELF-REGULATORY ORGANIZATION (SRO): a private, non-governmental organization authorized to set and enforce standards or conduct for an industry. NFA, FINRA (formerly known as NASD), and the securities and futures exchanges in the U.S. are examples of domestic SROs.

UNITED STATES CRIMINAL CODE:

Section 152:	Concealment of assets, making false claims or bribery in connection with a bankruptcy
Section 1341, 1342 or 1343:	Mail fraud
Chapter 25:	Counterfeiting and forgery
Chapter 47:	Fraud or false statements in a matter within the jurisdiction of a United States department or agency
Chapter 95 or 96:	Racketeering and Racketeering Influence

OMB Number   3038-0072

NFA ID   0210678   DEUTSCHE BANK AG

Submitted By   MCCALMONV2   VANESSA MCCALMON

Privacy Act and Paperwork Reduction Act Notice

The information in Forms 7-R, 7-W, 8-R and 8-T and on the fingerprint card is being collected pursuant to authority granted in Sections 2c, 4f, 4k, 4n, 4s, 8a and 19 of the Commodity Exchange Act [7 U.S.C. §§ 6f, 6k, 6n, 6s, 12a and 23]. Under Section 2c, it is unlawful for anyone to engage in off-exchange foreign currency futures transactions or off-exchange foreign currency leveraged, margined or financed transactions with persons who are not eligible contract participants without registration, or exemption from registration, as a retail foreign exchange dealer, futures commission merchant, introducing broker, commodity pool operator or commodity trading advisor, as appropriate. Under Section 4d of the Commodity Exchange Act [7 U.S.C. §6d], it is unlawful for anyone to act as a futures commission merchant or introducing broker without being registered in that capacity under the Act. Under Section 4m of the Commodity Exchange Act [7 U.S.C. §6m], it is unlawful for a commodity trading advisor or commodity pool operator to make use of the mails or any means or instrumentality of interstate commerce in connection with his business as a commodity trading advisor or commodity pool operator without being registered in the appropriate capacity under the Act, except that a commodity trading advisor who, during the course of the preceding 12 months, has not furnished commodity trading advice to more than 15 persons and does not hold himself out generally to the public as a commodity trading advisor, need not register. Under Section 4s of the Commodity Exchange Act [7 U.S.C. §6s], it is unlawful for anyone to act as a swap dealer or major swap participant without being registered in that capacity under the Act. Under Section 19 of the Commodity Exchange Act [7 U.S.C. §23] and Section 31.5 of the CFTC's regulations, it is unlawful for anyone to act as a leverage transaction merchant without being registered in that capacity under the Act.

The information requested in Form 7-R is designed to assist NFA and the CFTC, as appropriate, in determining whether the application for registration should be granted or denied and to maintain the accuracy of registration files. The information in Form 7-W is designed to assist NFA and the CFTC in determining whether it would be contrary to the requirements of the Commodity Exchange Act, or any rule, regulation or order thereunder, or the public interest to permit withdrawal from registration.

The information requested in Form 8-R and on the fingerprint card will be used by the CFTC or NFA, as appropriate, as a basis for initiating an inquiry into the individual's fitness to be an associated person, floor broker or floor trader or to be a principal of a futures commission merchant, swap dealer, major swap participant, retail foreign exchange dealer, introducing broker, commodity trading advisor, commodity pool operator, leverage transaction merchant or non-natural person floor trader. Portions of the information requested in Form 8-R will be used by the CFTC and, in appropriate cases, by NFA, to confirm the registration of certain associated persons. The information requested in Form 8-T will be used by the CFTC, and, in appropriate cases, by NFA, to record the registration status of the individual and, in appropriate cases, as a basis for further inquiry into the individual's fitness to remain in business subject to the CFTC's jurisdiction.

OMB Number   3038-0072

NFA ID   0210678   DEUTSCHE BANK AG

Submitted By   MCCALMONV2   VANESSA MCCALMON

With the exception of the social security number, all information in Forms 8-R and 8-T must be furnished. Disclosure of the social security number is voluntary. Disclosure of the Federal employer identification number is voluntary. The social security number and the Federal employer identification number are sought pursuant to the Debt Collection Improvement Act of 1996. Under the Debt Collection Improvement Act, a social security number or a taxpayer identifying number furnished to the CFTC as part of the registration process can be used for purposes of collecting and reporting on any debt owed to the U.S. Government, including civil monetary penalties. The furnishing of a social security number or Federal employer identification number, however, assists the CFTC and NFA in identifying individuals and firms and therefore expedites the processing of those forms.

The failure by an applicant, registrant or principal to timely file a properly completed Form 7-R and all other related required filings may result in the denial of an application for registration or withdrawal thereof or, in the case of an annual records maintenance fee, treating the registrant as having petitioned for withdrawal. Failure by an applicant, registrant or principal to timely file or cause to be filed a properly completed Form 8-R or 8-T, any other required related filings, or a fingerprint card may result in the lapse, denial, suspension or revocation of registration, withdrawal of the application or other enforcement or disciplinary action by the CFTC or NFA.

With the exception of the fingerprint card, any information contained in the Personal Information Section and any information contained in Matter Information pages related to the Disciplinary Information Sections on Form 8-R and on Form 8-T or Item 7 on Form 8-W, the Forms 7-R, 7-W, 8-R and 8-T are considered by the CFTC to be public records and will be available for inspection by any person. Copies will be maintained by National Futures Association, Registration Department, Suite 1800, 300 S. Riverside Plaza, Chicago, IL 60606-6615. Further, the CFTC or NFA may disclose the fingerprint card and any other information described above to third parties pursuant to routine uses which the CFTC has published in the Federal Register or as otherwise authorized under the Privacy Act, [5 U.S.C. §552a], and the Commodity Exchange Act. Disclosure of such information may be made by the CFTC as follows: (1) in connection with administrative proceedings or matters in litigation; (2) in connection with investigations; (3) where the information is furnished to regulatory, self-regulatory and law enforcement or other governmental agencies to assist them in meeting responsibilities assigned to them by law or made available to any member of Congress who is acting in his or her capacity as a member of Congress; (4) where disclosure is required under the Freedom of Information Act [5 U.S.C. §552]; (5) in connection with an employer's hiring or retention of an employee; (6) in connection with the verification of information submitted for sponsorship purposes; (7) in other circumstances in which the withholding of such information appears unwarranted; and (8) in connection with legally required or authorized reports. Disclosure may be made by NFA in accordance with rules approved by the CFTC.

If an individual believes that the placing in the CFTC's or NFA's public files of any of the information contained in the Personal Information Section or in Matter Information pages related

OMB Number   3038-0072

NFA ID   0210678   DEUTSCHE BANK AG

Submitted By   MCCALMONV2   VANESSA MCCALMON

to Disciplinary Information on Form 8-R and on Form 8-T or Item 7 on Form 8-W, or on the fingerprint card would constitute an unwarranted invasion of his personal privacy, the individual may petition the CFTC, pursuant to 17 CFR 145.9, to treat such information as confidential in response to requests under the Freedom of Information Act (FOIA) [5 U.S.C. §552]. The CFTC will make no determination as to confidential treatment of information submitted unless and until the information is the subject of an FOIA request. The filing of a petition for confidential treatment, however, does not guarantee that the information will be treated confidentially in response to an FOIA request.

Forms which have not been prepared and executed in compliance with applicable requirements may not be acceptable for filing. Acceptance of this form shall not constitute any finding that the information is true, current or complete. Misstatements or omissions of fact may constitute federal criminal violations [7 U.S.C. §13 and 18 U.S.C. §1001] or grounds for disqualification from registration.

This notice is provided in accordance with the requirements of the Privacy Act [5 U.S.C. §552a(e)(3)] and summarizes some of an individual's rights under the Privacy Act [5 U.S.C. §552a] and the Freedom of Information Act [5 U.S.C. §552]. Individuals desiring further information should consult the CFTC's regulations under the Privacy Act, 17 CFR Part 146, and under the Freedom of Information Act, 17 CFR Part 145, and the CFTC's annual notice, published in the Federal Register, pursuant to the Privacy Act, of the existence and character of each system of records maintained by the CFTC.

You are not required to provide the information requested on a form subject to the Paperwork Reduction Act unless the form displays a valid OMB Control Number.

The time needed to complete and file Form 7-R, Form 3-R, Form 7-W, Form 8-R and Form 8-T and Form 8-W may vary depending upon individual circumstances. The estimated average times are:

Form 7-R

FCM	0.5 hours
SD	1.0 hours
MSP	1.0 hours
RFED	0.5 hours
IB	0.4 hours
CPO	0.4 hours
CTA	0.4 hours
FT	0.5 hours

Form 3-R	0.1 hours
Form 7-W	0.1 hours
Form 8-R	0.8 hours
Form 8-T	0.2 hours

Form 8-W   0.1 hours.

OMB Number   3038-0072

NFA ID   0210678   DEUTSCHE BANK AG

Submitted By   MCCALMONV2   VANESSA MCCALMON

Registration Categories

NFA MEMBER

SWAP DEALER

Membership Information

Not applicable.

OMB Number   3038-0072

NFA ID   0210678   DEUTSCHE BANK AG

Submitted By   MCCALMONV2   VANESSA MCCALMON

Business Information

Business Address

TAUNUSANLAGE 12
FRANKFURT AM MAIN
FRANKFURT 60262
GERMANY

Phone Number   01149 69 910-00

Fax Number   011 49 69 910-34225

E-mail Address   Not provided.

Website / URL   WWW.DB.COM

Federal EIN   FOREIGN

CRD ID   Not provided.

Form of Organization   CORPORATION

Location   GERMANY

Other Names

OMB Number   3038-0072

NFA ID   0210678   DEUTSCHE BANK AG

Submitted By   MCCALMONV2   VANESSA MCCALMON

Location of Business Records

Business Records Address

60 WALL STREET
NEW YORK, NY 10005
UNITED STATES

U.S. Address for Production of Business Records

The office of NFA located in New York, NY.

OMB Number 3038-0072

NFA ID 0210678 DEUTSCHE BANK AG

Submitted By MCCALMONV2   VANESSA MCCALMON

Holding Company Information

None.

OMB Number   3038-0072

NFA ID   0210678   DEUTSCHE BANK AG

Submitted By   MCCALMONV2   VANESSA MCCALMON

Regulator Information

Non-U.S. Regulator(s) During The Past Five Years

GERMAN - BUNDESANSTALT FÜR FINANZDIENSTLEISTUNGSAUFSICHT (BAFIN)
BANGKOK – BANK OF THAILAND
LONDON - FINANCIAL SERVICES AUTHORITY (FSA)
MUMBAI - SECURITIES AND EXCHANGE BOARD OF INDIA
SEOUL - FINANCIAL SUPERVISORY SERVICE (FSS)
SINGAPORE - MONETARY AUTHORITY OF SINGAPORE (MAS)
TAIPEI - SECURITIES AND FUTURES BUREAU (SFB)
TOKYO - FINANCIAL SERVICES AGENCY

NOTE: THE APPLICANT IS A GLOBAL FINANCIAL INSTITUTION THAT IS HEADQUARTERED IN FRANKFURT, GERMANY AND THAT HAS BRANCH OFFICES IN MANY JURISDICTIONS AROUND THE WORLD. THE APPLICANT'S PRIMARY REGULATOR IN GERMANY (AND THUS, VIA THE "EUROPEAN PASSPORT" CONCEPT, IN THE EUROPEAN UNION) IS THE BUNDESANSTALT FÜR FINANZDIENSTLEISTUNGSAUFSICHT (THE "BAFIN"). THE APPLICANT'S NON-GERMAN BRANCHES ARE ALSO SUBJECT TO HOST COUNTRY REGULATION AND SUPERVISION REGARDING CERTAIN MATTERS. WE HAVE PROVIDED A LIST OF REGULATORS WHERE THE APPLICANT HAS APPRECIABLE US FACING SWAPS.

U.S. Regulator(s)

THE BOARD OF GOVERNORS OF THE FEDERAL RESERVE SYSTEM

OMB Number   3038-0072

NFA ID   0210678   DEUTSCHE BANK AG

Submitted By   MCCALMONV2   VANESSA MCCALMON

Disciplinary Information

Criminal Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

THE FIRM OR SOLE PROPRIETOR MUST ANSWER "YES" TO THE QUESTIONS ON THIS PAGE EVEN IF:

- **ADJUDICATION OF GUILT WAS WITHHELD OR THERE WAS NO CONVICTION; OR**
- **THERE WAS A CONDITIONAL DISCHARGE OR POST-CONVICTION DISMISSAL AFTER SUCCESSFUL COMPLETION OF A SENTENCE; OR**
- **A STATE CERTIFICATE OF RELIEF FROM DISABILITIES OR SIMILAR DOCUMENT WAS ISSUED RELIEVING THE HOLDER OF FORFEITURES, DISABILITIES OR BARS RESULTING FROM A CONVICTION; OR**
- **THE RECORD WAS EXPUNGED OR SEALED; OR**
- **A PARDON WAS GRANTED.**

THE FIRM OR SOLE PROPRIETOR MAY ANSWER "NO" IF THE CASE WAS DECIDED IN A JUVENILE COURT OR UNDER A YOUTH OFFENDER LAW.

A. Has the firm or sole proprietor ever pled guilty or nolo contendere ("no contest") to or been convicted or found guilty of any felony in any domestic, foreign or military court?   **NO**

B. Has the firm or sole proprietor ever pled guilty to or been convicted or found guilty of any misdemeanor in any domestic, foreign or military court which involves: **NO**

- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property; or
- violation of sections 7203, 7204, 7205 or 7207 of the Internal Revenue Code of 1986; or
- violation of sections 152, 1341, 1342 or 1343 or chapters 25, 47, 95 or 96 of the United States Criminal Code; or
- any transaction in or advice concerning futures, options, leverage transactions or

OMB Number 3038-0072

NFA ID 0210678   DEUTSCHE BANK AG

Submitted By MCCALMONV2   VANESSA MCCALMON

securities?

C. Is the firm or sole proprietor a party to any action, or is there a <u>charge</u> pending, the resolution of which could result in a "Yes" answer to the above questions?

NO

For any "Yes" answer to the questions above, has the firm or sole proprietor previously provided NFA or the CFTC all supplemental documentation for all matters requiring a "Yes" answer?

N/A

OMB Number   3038-0072

NFA ID   0210678   DEUTSCHE BANK AG

Submitted By   MCCALMONV2   VANESSA MCCALMON

Regulatory Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

D. In any case brought by a domestic or foreign governmental body (other than the CFTC), has the firm or sole proprietor ever been permanently or temporarily enjoined after a hearing or default or as the result of a settlement, consent decree or other agreement, from engaging in or continuing any activity involving: **NO**

- any transaction in or advice concerning futures, options, leverage transactions or securities; or
- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property?

E. In any case brought by a domestic or foreign governmental body (other than the CFTC), has the firm or sole proprietor ever been found after a hearing or default or as the result of a settlement, consent decree or other agreement, to: **YES**

- have violated any provision of any investment-related statute or regulation; or
- have violated any statute, rule, regulation or order which involves embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property; or
- have willfully aided, abetted, counseled, commanded, induced or procured such violation by any other person?

F. Has the firm or sole proprietor ever been debarred by any agency of the United States from contracting with the United States?   **NO**

G. Has the firm or sole proprietor ever been the subject of any order issued by or a party to any agreement with a domestic or foreign regulatory authority (other than the CFTC), including but not limited to a licensing authority, or self-regulatory organization (other than NFA or a domestic futures exchange) that prevented or restricted the firm or sole proprietor's ability to engage in any business in the financial services industry?   **NO**

OMB Number   3038-0072

NFA ID   0210678   DEUTSCHE BANK AG

Submitted By   MCCALMONV2   VANESSA MCCALMON

H. Are any of the orders or other agreements described in Question G currently in effect against the firm or sole proprietor?   **NO**

I. Is the firm or sole proprietor a party to any action, or is there a charge pending, the resolution of which could result in a "Yes" answer to the above questions?   **YES**

For any "Yes" answer to the questions above, has the firm or sole proprietor previously provided NFA or the CFTC all supplemental documentation for all matters requiring a "Yes" answer?   **NO**

OMB Number   3038-0072

NFA ID   0210678   DEUTSCHE BANK AG

Submitted By   MCCALMONV2   VANESSA MCCALMON

Financial Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

J. Has the firm or sole proprietor ever been the subject of an <u>adversary action</u> brought by, or on behalf of, a bankruptcy trustee?   **YES**

For any "Yes" answer to the question above, has the firm or sole proprietor previously provided NFA or the CFTC all supplemental documentation for all matters requiring a "Yes" answer?   **NO**

OMB Number   3038-0072

NFA ID   0210678   DEUTSCHE BANK AG

Submitted By   MCCALMONV2   VANESSA MCCALMON

Contact Information

Registration Contact

MARGIE ADAMS
DIRECTOR - COMPLIANCE OFFICER
60 WALL STREET
NEW YORK, NY 10005
UNITED STATES
Phone: 212/250-5762
Fax: 212/97-2636
E-mail: MARGARET.ADAMS@DB.COM

Membership Contact

MARGIE ADAMS
DIRECTOR - COMPLIANCE OFFICER
60 WALL STREET
NEW YORK, NY 10005
UNITED STATES
Phone: 212/250-5762
Fax: 212/797-2636
E-mail: MARGARET.ADAMS@DB.COM

Accounting Contact

MARGIE ADAMS
DIRECTOR - COMPLIANCE OFFICER
60 WALL STREET
NEW YORK, NY 10005
UNITED STATES
Phone: 212/250-5762
Fax: 212/797-2636
E-mail: MARGARET.ADAMS@DB.COM

OMB Number   3038-0072

NFA ID   0210678   DEUTSCHE BANK AG

Submitted By   MCCALMONV2   VANESSA MCCALMON

Arbitration Contact

CHARLIE GAMBINO
MANAGING DIRECTOR
60 WALL STREET
NEW YORK, NY 10005
UNITED STATES
Phone: 212/250-7332
Fax: 212/797-4567
E-mail: CHARLIE.GAMBINO@DB.COM

Compliance Contact

ADAM WERNOW
DIRECTOR
60 WALL STREET
NEW YORK, NY 10005
UNITED STATES
Phone: 212/250-6973
Fax: 212/797-8725
E-mail: ADAM.WERNOW@DB.COM

Enforcement/Compliance Communication Contact

JEFFREY ROTH
DIRECTOR
60 WALL STREET
NEW YORK, NY 10005
UNITED STATES
Phone: 212/250-7550
Fax: 212/797-2636
E-mail: JEFFREY.ROTH@DB.COM

OMB Number   3038-0072

NFA ID   0210678   DEUTSCHE BANK AG

Submitted By   MCCALMONV2   VANESSA MCCALMON

Enforcement/Compliance Communication Contact

ADAM WERNOW
DIRECTOR
60 WALL STREET
NEW YORK, NY 10005
UNITED STATES
Phone: 212/250-6973
Fax: 212/797-8725
E-mail: ADAM.WERNOW@DB.COM

Enforcement/Compliance Communication Contact

BARRI BOGNER
DIRECTOR
60 WALL STREET
NEW YORK, NY 10005
UNITED STATES
Phone: 212/250-0618
Fax: 212/797-2633
E-mail: BARRI.BOGNER@DB.COM

OMB Number   3038-0072

NFA ID   0210678   DEUTSCHE BANK AG

Submitted By   MCCALMONV2   VANESSA MCCALMON

Firm Certification Statement

BY FILING THIS FORM 7-R, THE APPLICANT AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S

certification that the answers and the information provided in the Form 7-R are true, complete and accurate and that in light of the circumstances under which the applicant has given them, the answers and statements in the Form 7-R are not misleading in any material respect;

certification that the person who electronically files the Form 7-R on behalf of the applicant is authorized by the applicant to file the Form 7-R and to make the certifications, representations, requests, acknowledgements, authorizations and agreements contained in this agreement;

certification that, if the applicant is an applicant for registration as an SD or MSP, the applicant undertakes that, no later than ninety (90) days following the date this Form 7-R is filed, it will be and shall remain in compliance with the requirement of Section 4s(b)(6) of the Act that, except to the extent otherwise specifically provided by rule, regulation or order, the applicant will not permit any person associated with it who is subject to a statutory disqualification to effect or be involved in effecting swaps on behalf of the applicant, if the applicant knows, or in the exercise of reasonable care should know, of the statutory disqualification. For the purpose of this certification, "statutory disqualification" refers to the matters addressed in Sections 8a(2) and 8a(3) of the Act and "person" means an "associated person of a swap dealer or major swap participant" as defined in Section 1a(4) of the Act and CFTC regulations thereunder;

acknowledgement that the applicant is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the Form 7-R;

acknowledgement that the applicant is responsible at all times for maintaining the information in the Form 7-R in a complete, accurate and current manner by electronically filing updates to the information contained therein;

acknowledgement that the applicant may not act as an FCM, RFED, IB, CPO, CTA or FT until registration has been granted, that the applicant may not act as a Forex Firm or Forex Dealer Member until approval as a Forex Firm or designation as an approved Forex Dealer Member has been granted and that the applicant may not act as a Swap Firm until approval as a Swap Firm has been granted; in the case of an IB, until registration or a temporary license has been granted; or in the case of an SD or MSP, until registration or provisional registration has been granted;

or until confirmation of exemption from registration as an IB, CPO or CTA pursuant to CFTC Regulation 30.5 is granted;

OMB Number   3038-0072

NFA ID   0210678   DEUTSCHE BANK AG

Submitted By   MCCALMONV2   VANESSA MCCALMON

authorization that NFA may conduct an investigation to determine the applicant's fitness for registration or for confirmation of exemption from registration as an IB, CPO and CTA pursuant to CFTC Regulation 30.5 and, if applicable, NFA membership and agreement to cooperate promptly and fully, consistent with applicable Federal law, in such investigation, which investigation may include contacting foreign regulatory and law enforcement authorities, including the submission of documents and information to NFA that NFA, in its discretion, may require in connection with the applicant's application for registration, confirmation of exemption from registration as an IB, CPO and CTA pursuant to CFTC Regulation 30.5 or NFA membership;

authorization and request that any person, including but not limited to contract markets, furnish upon request to NFA or any agent acting on behalf of NFA any information requested by NFA in connection with any investigation conducted by NFA to determine the applicant's fitness for registration or for confirmation of exemption from registration as an IB, CPO and CTA pursuant to CFTC Regulation 30.5;

agreement that any person furnishing information to NFA or any agent acting on behalf of NFA in connection with the investigation so authorized is released from any and all liability of whatever nature by reason of furnishing such information to NFA or any agent acting on behalf of NFA;

agreement that, if the applicant is a foreign applicant:

subject to any applicable blocking, privacy or secrecy laws, the applicant's books and records will be available for inspection by the CFTC, the U.S. Department of Justice ("DOJ") and NFA for purposes of determining compliance with the Act, CFTC Regulations and NFA Requirements;

subject to any applicable blocking, privacy or secrecy laws, such books and records will be produced on 72 hours notice at the location in the United States stated in the Form 7-R or, in the case of an IB, CPO or CTA confirmed as exempt from registration pursuant to CFTC Regulation 30.5, at the location specified by the CFTC or DOJ, provided, however, if the applicant is applying for registration as an FCM, SD, MSP or RFED, upon specific request, such books and records will be produced on 24 hours notice except for good cause shown;

the applicant will immediately notify NFA of any changes to the location in the United States where such books and records will be produced;

except as the applicant has otherwise informed the CFTC in writing, the applicant is not subject to any blocking, privacy or secrecy laws which would interfere with or create an obstacle to full inspection of the applicant's books and records by the CFTC, DOJ and NFA;

subject to any applicable blocking, privacy or secrecy laws, the failure to provide the CFTC,

OMB Number 3038-0072

NFA ID 0210678   DEUTSCHE BANK AG

Submitted By MCCALMONV2   VANESSA MCCALMON

DOJ or NFA with access to its books and records in accordance with this agreement may be grounds for enforcement and disciplinary sanctions, denial, suspension or revocation of registration, withdrawal of confirmation of exemption from registration as an IB, CPO or CTA pursuant to CFTC Regulation 30.5, and denial, suspension or termination of NFA membership; and

subject to any applicable blocking, privacy or secrecy laws, the applicant for registration shall provide to NFA copies of any audit or disciplinary report related to the applicant for registration issued by any non-U.S. regulatory authority or non-U.S. self-regulatory organization and any required notice that the applicant for registration provides to any non-U.S. regulatory authority or non-U.S. self-regulatory organization and shall provide these copies both as part of this application and thereafter immediately upon the applicant for registration's receipt of any such report or provision of any such notice;

representation that if the applicant is an applicant for exemption from registration as an IB, CPO or CTA pursuant to CFTC Regulation 30.5:

the applicant does not act as an IB, CPO or CTA, respectively, in connection with trading on or subject to the rules of a designated contract market in the United States by, for or on behalf of any U.S. customer, client or pool;

the applicant irrevocably agrees to the jurisdiction of the Commission and state and federal courts located in the U.S. with respect to activities and transactions subject to Part 30 of the CFTC's regulations; and

the applicant would not be statutorily disqualified from registration under §8a(2) or §8a(3) of the Act and is not disqualified from registration pursuant to the laws or regulations of its home country;

an express agreement that, whenever admitted to NFA membership, the applicant and its employees shall become and remain bound by all NFA requirements, including without limitation all applicable NFA Bylaws, Compliance Rules, Financial Requirements, Registration Rules, Code of Arbitration and Member Arbitration Rules, as then and thereafter in effect, and that this agreement shall apply each time the applicant becomes a Member of NFA; and

if the applicant is applying for NFA membership, certification that the applicant has authorized the person filing this application for NFA membership to file it on the Applicant's behalf.

OMB Number   3038-0072

NFA ID   0210678   DEUTSCHE BANK AG

Submitted By   MCCALMONV2   VANESSA MCCALMON

Confidential Matter Information

Regulatory Disclosures

Matter Name	DOJ V. MORTGAGEIT & DBAG - FALSE CLAIMS ACT
Matter Details	ON MAY 3, 2011, THE UNITED STATES DEPARTMENT OF JUSTICE ("USDOJ") FILED A CIVIL ACTION AGAINST DEUTSCHE BANK AND MORTGAGEIT, INC. IN THE UNITED STATES DISTRICT COURT FOR THE SOUTHERN DISTRICT OF NEW YORK. THE USDOJ FILED AN AMENDED COMPLAINT ON AUGUST 22, 2011. THE AMENDED COMPLAINT, WHICH ASSERTED CLAIMS UNDER THE U.S. FALSE CLAIMS ACT AND COMMON LAW, ALLEGED THAT DEUTSCHE BANK, DB STRUCTURED PRODUCTS, INC., MORTGAGEIT, INC. AND DEUTSCHE BANK SECURITIES INC. SUBMITTED FALSE CERTIFICATIONS TO THE DEPARTMENT OF HOUSING AND URBAN DEVELOPMENT'S FEDERAL HOUSING ADMINISTRATION (FHA) CONCERNING MORTGAGEIT, INC.'S COMPLIANCE WITH FHA REQUIREMENTS FOR QUALITY CONTROLS AND CONCERNING WHETHER INDIVIDUAL LOANS QUALIFIED FOR FHA INSURANCE. AS SET FORTH IN THE AMENDED COMPLAINT, THE FHA HAS PAID $368 MILLION IN INSURANCE CLAIMS ON MORTGAGES THAT ARE ALLEGEDLY SUBJECT TO FALSE CERTIFICATIONS. THE AMENDED COMPLAINT SOUGHT RECOVERY OF TREBLE DAMAGES AND INDEMNIFICATION OF FUTURE LOSSES ON LOANS INSURED BY FHA, AND AS SET FORTH IN THE FILINGS, THE USDOJ SOUGHT OVER $1 BILLION IN DAMAGES. ON SEPTEMBER 23, 2011, THE DEFENDANTS FILED A MOTION TO DISMISS THE AMENDED COMPLAINT. FOLLOWING A HEARING ON DECEMBER 21, 2011, THE COURT GRANTED THE USDOJ LEAVE TO FILE A SECOND AMENDED COMPLAINT. ON MAY 10, 2012, DEUTSCHE BANK SETTLED THIS LITIGATION WITH THE USDOJ FOR $202.3 MILLION.

NOTE: THE APPLICANT HAS BEEN A REPORTING ISSUER UNDER THE SECURITIES EXCHANGE ACT OF 1934 (THE "EXCHANGE ACT") SINCE SEPTEMBER 2001. IN CONNECTION THEREWITH, IT FILES WITH THE SECURITIES AND EXCHANGE |

OMB Number   3038-0072

NFA ID   0210678   DEUTSCHE BANK AG

Submitted By   MCCALMONV2   VANESSA MCCALMON

COMMISSION PERIODIC REPORTS, INCLUDING ANNUAL REPORTS ON FORM 20-F, DESCRIBING ITS BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS. INCLUDED IN SUCH REPORTS ARE DESCRIPTIONS OF LEGAL AND GOVERNMENTAL PROCEEDINGS WHICH MAY HAVE, OR HAVE HAD, SIGNIFICANT EFFECTS ON THE APPLICANT'S FINANCIAL POSITION OR PROFITABILITY, INCLUDING EFFECTS ARISING FROM RESTRICTIONS ON BUSINESS ACTIVITIES OR REPUTATIONAL CONSEQUENCES. THE APPLICANT'S RESPONSES INCLUDE THOSE LEGAL AND REGULATORY MATTERS THAT THE APPLICANT HAS DESCRIBED IN ITS EXCHANGE ACT REPORTS SINCE BECOMING AN EXCHANGE ACT REPORTING ISSUER, EXCEPT THAT CRIMINAL MATTERS WOULD INCLUDE EVEN THOSE OCCURRING PRIOR THERETO AND THE NON-US REGULATORY PROCEEDINGS DESCRIBED ARE THOSE OCCURRING WITHIN THE LAST FIVE YEARS. AS A GLOBAL FINANCIAL INSTITUTION, THE APPLICANT IS ALSO SUBJECT TO LESS SIGNIFICANT REGULATORY AND DISCIPLINARY PROCEEDINGS IN THE ORDINARY COURSE OF BUSINESS, WHICH HAVE NOT BE DESCRIBED, BUT SUCH MATTERS HAVE NOT BEEN MATERIAL TO THE CONDUCT OF BUSINESS AS A SWAP DEALER WITH US PERSONS.

Matter Name   TAX-ORIENTED PRODUCTS

Matter Details   THE UNITED STATES DEPARTMENT OF JUSTICE ("DOJ") CONDUCTED A CRIMINAL INVESTIGATION OF DEUTSCHE BANK AG, ALONG WITH CERTAIN AFFILIATES, AND CURRENT AND/OR FORMER EMPLOYEES (COLLECTIVELY REFERRED TO AS "DEUTSCHE BANK"), REGARDING PARTICIPATION IN TAX-ORIENTED TRANSACTIONS THAT WERE EXECUTED FROM APPROXIMATELY 1996 THROUGH EARLY 2002. DEUTSCHE BANK PROVIDED FINANCIAL PRODUCTS AND SERVICES TO CUSTOMERS, WHO WERE ADVISED BY VARIOUS ACCOUNTING, LEGAL AND FINANCIAL ADVISORY PROFESSIONALS. THE CUSTOMERS CLAIMED TAX BENEFITS AS A RESULT OF THESE TRANSACTIONS, AND THE UNITED STATES INTERNAL REVENUE SERVICE (THE "IRS") REJECTED THOSE CLAIMS. ON DECEMBER 21, 2010, DEUTSCHE BANK RESOLVED THIS INVESTIGATION, ENTERING INTO A NON-PROSECUTION AGREEMENT WITH THE DOJ AND A CLOSING AGREEMENT WITH THE IRS, PURSUANT TO WHICH

OMB Number   3038-0072

NFA ID   0210678   DEUTSCHE BANK AG

Submitted By   MCCALMONV2   VANESSA MCCALMON

DEUTSCHE BANK PAID $553.6 MILLION TO THE UNITED STATES GOVERNMENT AND, AMONG OTHER THINGS, AGREED TO RETAIN AN INDEPENDENT EXPERT TO EVALUATE THE IMPLEMENTATION AND EFFECTIVENESS OF VARIOUS COMPLIANCE MEASURES THAT DEUTSCHE BANK HAS IMPLEMENTED.

NOTE: THE APPLICANT HAS BEEN A REPORTING ISSUER UNDER THE SECURITIES EXCHANGE ACT OF 1934 (THE "EXCHANGE ACT") SINCE SEPTEMBER 2001. IN CONNECTION THEREWITH, IT FILES WITH THE SECURITIES AND EXCHANGE COMMISSION PERIODIC REPORTS, INCLUDING ANNUAL REPORTS ON FORM 20-F, DESCRIBING ITS BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS. INCLUDED IN SUCH REPORTS ARE DESCRIPTIONS OF LEGAL AND GOVERNMENTAL PROCEEDINGS WHICH MAY HAVE, OR HAVE HAD, SIGNIFICANT EFFECTS ON THE APPLICANT'S FINANCIAL POSITION OR PROFITABILITY, INCLUDING EFFECTS ARISING FROM RESTRICTIONS ON BUSINESS ACTIVITIES OR REPUTATIONAL CONSEQUENCES. THE APPLICANT'S RESPONSES INCLUDE THOSE LEGAL AND REGULATORY MATTERS THAT THE APPLICANT HAS DESCRIBED IN ITS EXCHANGE ACT REPORTS SINCE BECOMING AN EXCHANGE ACT REPORTING ISSUER, EXCEPT THAT CRIMINAL MATTERS WOULD INCLUDE EVEN THOSE OCCURRING PRIOR THERETO AND THE NON-US REGULATORY PROCEEDINGS DESCRIBED ARE THOSE OCCURRING WITHIN THE LAST FIVE YEARS. AS A GLOBAL FINANCIAL INSTITUTION, THE APPLICANT IS ALSO SUBJECT TO LESS SIGNIFICANT REGULATORY AND DISCIPLINARY PROCEEDINGS IN THE ORDINARY COURSE OF BUSINESS, WHICH HAVE NOT BE DESCRIBED, BUT SUCH MATTERS HAVE NOT BEEN MATERIAL TO THE CONDUCT OF BUSINESS AS A SWAP DEALER WITH US PERSONS.

Financial Disclosures

Matter Name   PHILIPP HOLZMANN AG

Matter Details   PHILIPP HOLZMANN AG ("HOLZMANN") WAS A MAJOR GERMAN CONSTRUCTION FIRM WHICH FILED FOR INSOLVENCY IN MARCH 2002. DEUTSCHE BANK HAD BEEN A MAJOR CREDITOR

OMB Number   3038-0072

NFA ID   0210678   DEUTSCHE BANK AG

Submitted By   MCCALMONV2   VANESSA MCCALMON

BANK AND HOLDER OF AN EQUITY INTEREST OF HOLZMANN FOR MANY DECADES, AND, FROM APRIL 1997 UNTIL APRIL 2000, A FORMER MEMBER OF DEUTSCHE BANK'S MANAGEMENT BOARD WAS THE CHAIRMAN OF ITS SUPERVISORY BOARD. WHEN HOLZMANN HAD BECOME INSOLVENT AT THE END OF 1999, A CONSORTIUM OF BANKS LED BY DEUTSCHE BANK PARTICIPATED IN LATE 1999 AND EARLY 2000 IN A RESTRUCTURING OF HOLZMANN THAT INCLUDED THE BANKS' EXTENSION OF A CREDIT FACILITY, PARTICIPATION IN A CAPITAL INCREASE AND EXCHANGE OF DEBT INTO CONVERTIBLE BONDS. THE RESTRUCTURING PACKAGE AMOUNTED TO ABOUT € 1.6 BILLION, OF WHICH DEUTSCHE BANK'S PARTICIPATION WAS € 547 MILLION. IN MARCH 2002, HOLZMANN AND SEVERAL OF ITS SUBSIDIARIES, INCLUDING IN PARTICULAR IMBAU INDUSTRIELLES BAUEN GMBH ("IMBAU"), FILED FOR INSOLVENCY. AS A RESULT OF THIS INSOLVENCY, THE ADMINISTRATOR FOR HOLZMANN HAD ASSERTED CLAIMS AGAINST DEUTSCHE BANK BECAUSE OF ITS ROLE AS LENDER TO THE HOLZMANN GROUP PRIOR TO AND AFTER THE RE-STRUCTURING AND AS LEADER OF THE CONSORTIUM OF BANKS WHICH SUPPORTED THE RESTRUCTURING, INCLUDING CLAIMS THAT AMOUNTS REPAID TO THE BANKS CONSTITUTED VOIDABLE PREFERENCES THAT SHOULD BE RETURNED AND CLAIMS OF LENDER LIABILITY RESULTING FROM THE BANKS' SUPPORT FOR AN ALLEGEDLY INFEASIBLE RESTRUCTURING. WE AND THE OTHER BANKS RESOLVED THESE CLAIMS IN OUT-OF-COURT SETTLEMENTS IN DECEMBER 2007.

NOTE: AS A FINANCIAL INSTITUTION, DEUTSCHE BANK AG IS IN THE BUSINESS OF MAKING LOANS AND EXTENDING OTHER FORMS OF CREDIT. WHEN AN OBLIGOR BECOMES INSOLVENT, CREDITOR BANKS ARE NOT INFREQUENTLY AMONG THE ENTITIES AGAINST WHICH ADVERSARY PROCEEDINGS ARE BROUGHT, AS A RESULT OF THEIR BEING ALLEGED TO HAVE RECEIVED REPAYMENTS OF CREDIT EXTENDED IN THE PERIOD PRECEDING THE INSOLVENCY. SET FORTH HEREIN ARE ADVERSARY PROCEEDINGS THAT HAVE BEEN RESOLVED AGAINST US (INCLUDING BY SETTLEMENT) OR THAT ARE PENDING, WHICH WE HAVE DESCRIBED IN OUR FILINGS UNDER THE EXCHANGE ACT OR ARE SIMILARLY SIGNIFICANT. THE INSOLVENT ENTITY IN

OMB Number 3038-0072

NFA ID 0210678   DEUTSCHE BANK AG

Submitted By   MCCALMONV2   VANESSA MCCALMON

EACH CASE WAS NOT AN ENTITY THROUGH WHICH WE HAVE CONDUCTED OUR BUSINESS AS A FINANCIAL INSTITUTION.

Matter Name   ENRON

Matter Details   AN ADVERSARY PROCEEDING WAS BROUGHT BY ENRON IN THE BANKRUPTCY COURT AGAINST, AMONG OTHERS, DEUTSCHE BANK AG AND CERTAIN OF ITS AFFILIATES. IN THIS PROCEEDING, ENRON SOUGHT DAMAGES FROM THE DEUTSCHE BANK ENTITIES UNDER VARIOUS COMMON LAW THEORIES, SOUGHT TO AVOID CERTAIN TRANSFERS TO THE DEUTSCHE BANK ENTITIES AS PREFERENTIAL OR FRAUDULENT, AND SOUGHT TO SUBORDINATE CERTAIN OF THE CLAIMS MADE BY THE DEUTSCHE BANK ENTITIES IN THE ENRON BANKRUPTCY. THE ADVERSARY PROCEEDING WAS SETTLED IN DECEMBER 2007.

NOTE: AS A FINANCIAL INSTITUTION, DEUTSCHE BANK AG IS IN THE BUSINESS OF MAKING LOANS AND EXTENDING OTHER FORMS OF CREDIT. WHEN AN OBLIGOR BECOMES INSOLVENT, CREDITOR BANKS ARE NOT INFREQUENTLY AMONG THE ENTITIES AGAINST WHICH ADVERSARY PROCEEDINGS ARE BROUGHT, AS A RESULT OF THEIR BEING ALLEGED TO HAVE RECEIVED REPAYMENTS OF CREDIT EXTENDED IN THE PERIOD PRECEDING THE INSOLVENCY. SET FORTH HEREIN ARE ADVERSARY PROCEEDINGS THAT HAVE BEEN RESOLVED AGAINST US (INCLUDING BY SETTLEMENT) OR THAT ARE PENDING, WHICH WE HAVE DESCRIBED IN OUR FILINGS UNDER THE EXCHANGE ACT OR ARE SIMILARLY SIGNIFICANT. THE INSOLVENT ENTITY IN EACH CASE WAS NOT AN ENTITY THROUGH WHICH WE HAVE CONDUCTED OUR BUSINESS AS A FINANCIAL INSTITUTION.

Matter Name   KAUPTHING

Matter Details   IN LATE JUNE 2012, THE WINDING-UP COMMITTEE OF KAUPTHING HF ISSUED CLAW BACK CLAIMS FOR APPROXIMATELY € 509 MILLION (PLUS INTEREST) AGAINST

OMB Number   3038-0072

NFA ID   0210678   DEUTSCHE BANK AG

Submitted By   MCCALMONV2   VANESSA MCCALMON

DEUTSCHE BANK IN BOTH ICELAND AND ENGLAND. THE CLAIMS RELATE TO LEVERAGED CREDIT LINKED NOTES ("CLNS"), REFERENCING KAUPTHING, ISSUED BY DEUTSCHE BANK TO TWO BRITISH VIRGIN ISLAND SPECIAL PURPOSE VEHICLES ("SPVS") SHORTLY PRIOR TO KAUPTHING'S INSOLVENCY IN LATE 2008. THE SPVS WERE OWNED BY HIGH NET WORTH INDIVIDUALS. KAUPTHING CLAIMS TO HAVE FUNDED THE SPVS AND ALLEGES THAT DEUTSCHE BANK WAS AWARE THAT KAUPTHING ITSELF, RATHER THAN THE SPVS, WAS ECONOMICALLY EXPOSED IN THE TRANSACTION. IT IS ALLEGED THAT ONE OF THE PURPOSES OF THIS ALLEGED "PRETENSION THAT THE TRANSACTIONS WERE UNCONNECTED TO KAUPTHING" WAS TO ALLOW KAUPTHING TO MANIPULATE THE MARKET IN ITS OWN CDS (CREDIT DEFAULT SWAP) SPREADS AND THEREBY ITS LISTED BONDS. THE FIRST ENGLISH COURT HEARING IS SCHEDULED TO TAKE PLACE IN THE FIRST QUARTER OF 2013. AT THE ENGLISH COURT HEARING IT WILL BE DECIDED WHETHER THE ENGLISH PROCEEDINGS SHOULD BE STAYED WHILST THE ICELANDIC PROCEEDINGS ARE HEARD.

NOTE: AS A FINANCIAL INSTITUTION, DEUTSCHE BANK AG IS IN THE BUSINESS OF MAKING LOANS AND EXTENDING OTHER FORMS OF CREDIT. WHEN AN OBLIGOR BECOMES INSOLVENT, CREDITOR BANKS ARE NOT INFREQUENTLY AMONG THE ENTITIES AGAINST WHICH ADVERSARY PROCEEDINGS ARE BROUGHT, AS A RESULT OF THEIR BEING ALLEGED TO HAVE RECEIVED REPAYMENTS OF CREDIT EXTENDED IN THE PERIOD PRECEDING THE INSOLVENCY. SET FORTH HEREIN ARE ADVERSARY PROCEEDINGS THAT HAVE BEEN RESOLVED AGAINST US (INCLUDING BY SETTLEMENT) OR THAT ARE PENDING, WHICH WE HAVE DESCRIBED IN OUR FILINGS UNDER THE EXCHANGE ACT OR ARE SIMILARLY SIGNIFICANT. THE INSOLVENT ENTITY IN EACH CASE WAS NOT AN ENTITY THROUGH WHICH WE HAVE CONDUCTED OUR BUSINESS AS A FINANCIAL INSTITUTION.

Regulatory Disclosures

Matter Name   CITY OF MILAN

OMB Number   3038-0072

NFA ID   0210678   DEUTSCHE BANK AG

Submitted By   MCCALMONV2   VANESSA MCCALMON

Matter Details   IN MARCH 2010, DEUTSCHE BANK AND TWO EMPLOYEES WERE FORMALLY CHARGED AT THE REQUEST OF THE PROSECUTOR OF THE CITY OF MILAN. THE CHARGES RELATE TO SWAPS CONNECTED TO A BOND ISSUE IN 2005 BY CITY OF MILAN. THE INITIAL SWAP TRANSACTION WAS ENTERED INTO IN 2005, AND WAS SUBSEQUENTLY RESTRUCTURED SEVERAL TIMES. THE TWO DEUTSCHE BANK EMPLOYEES ARE CHARGED WITH CRIMINAL OFFENCES, IN PARTICULAR FRAUD AGAINST A PUBLIC AUTHORITY. DEUTSCHE BANK ITSELF IS CHARGED WITH AN ADMINISTRATIVE (NON-CRIMINAL) OFFENCE PURSUANT TO LAW 231. LAW 231 PROVIDES FOR ADMINISTRATIVE LIABILITY OF AN ENTITY FOR CRIMES COMMITTED BY ITS EMPLOYEES. THREE OTHER BANKS AND CERTAIN OF THEIR EMPLOYEES WERE ALSO CHARGED. THE TRIAL IS CURRENTLY UNDERWAY.

NOTE: THE APPLICANT HAS BEEN A REPORTING ISSUER UNDER THE SECURITIES EXCHANGE ACT OF 1934 (THE "EXCHANGE ACT") SINCE SEPTEMBER 2001. IN CONNECTION THEREWITH, IT FILES WITH THE SECURITIES AND EXCHANGE COMMISSION PERIODIC REPORTS, INCLUDING ANNUAL REPORTS ON FORM 20-F, DESCRIBING ITS BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS. INCLUDED IN SUCH REPORTS ARE DESCRIPTIONS OF LEGAL AND GOVERNMENTAL PROCEEDINGS WHICH MAY HAVE, OR HAVE HAD, SIGNIFICANT EFFECTS ON THE APPLICANT'S FINANCIAL POSITION OR PROFITABILITY, INCLUDING EFFECTS ARISING FROM RESTRICTIONS ON BUSINESS ACTIVITIES OR REPUTATIONAL CONSEQUENCES. THE APPLICANT'S RESPONSES INCLUDE THOSE LEGAL AND REGULATORY MATTERS THAT THE APPLICANT HAS DESCRIBED IN ITS EXCHANGE ACT REPORTS SINCE BECOMING AN EXCHANGE ACT REPORTING ISSUER, EXCEPT THAT CRIMINAL MATTERS WOULD INCLUDE EVEN THOSE OCCURRING PRIOR THERETO AND THE NON-US REGULATORY PROCEEDINGS DESCRIBED ARE THOSE OCCURRING WITHIN THE LAST FIVE YEARS. AS A GLOBAL FINANCIAL INSTITUTION, THE APPLICANT IS ALSO SUBJECT TO LESS SIGNIFICANT REGULATORY AND DISCIPLINARY PROCEEDINGS IN THE ORDINARY COURSE OF BUSINESS, WHICH HAVE NOT BE DESCRIBED, BUT SUCH MATTERS HAVE NOT BEEN MATERIAL TO THE CONDUCT OF BUSINESS AS A SWAP DEALER WITH US PERSONS.

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0210678   DEUTSCHE BANK AG

FIRM REGULATORY MATTER INFORMATION FILED

MATTER NAME: ZAO FC EUROKOMMERZ

MATTER DETAIL: ON DECEMBER 17, 2013, THE LIQUIDATOR OF ZAO FC EUROKOMMERZ COMMENCED PROCEEDINGS IN THE ARBITRAZH COURT OF THE CITY OF MOSCOW AGAINST DEUTSCHE BANK. THE CLAIM AMOUNTS TO APPROXIMATELY € 210 MILLION AND RELATES TO THE REPAYMENT OF A RUB 6.25 BILLION BRIDGE LOAN FACILITY EXTENDED TO ZAO FC EUROKOMMERZ ON AUGUST 21, 2007. THE BRIDGE LOAN WAS REPAID IN FULL ON DECEMBER 21, 2007. ZAO FC EUROKOMMERZ FILED FOR BANKRUPTCY ON JULY 31, 2009. THE LIQUIDATOR ALLEGES, AMONGST OTHER THINGS, (I) THAT DEUTSCHE BANK MUST HAVE KNOWN THAT ZAO FC EUROKOMMERZ WAS IN FINANCIAL DIFFICULTIES AT THE TIME OF REPAYMENT AND (II) THAT THE BRIDGE LOAN WAS REPAID FROM THE PROCEEDS OF A SECURITIZATION TRANSACTION WHICH WAS FOUND TO BE INVALID AND CONSEQUENTLY THE PROCEEDS SHOULD NOT HAVE BEEN AVAILABLE TO REPAY THE BRIDGE LOAN. THE FIRST INSTANCE HEARING ON THE MERITS OF THE CLAIM HAS BEEN POSTPONED UNTIL APRIL 8, 2014. NOTE: AS A FINANCIAL INSTITUTION, DEUTSCHE BANK AG IS IN THE BUSINESS OF MAKING LOANS AND EXTENDING OTHER FORMS OF CREDIT. WHEN AN OBLIGOR BECOMES INSOLVENT, CREDITOR BANKS ARE NOT INFREQUENTLY AMONG THE ENTITIES AGAINST WHICH ADVERSARY PROCEEDINGS ARE BROUGHT, AS A RESULT OF THEIR BEING ALLEGED TO HAVE RECEIVED REPAYMENTS OF CREDIT EXTENDED IN THE PERIOD PRECEDING THE INSOLVENCY. SET FORTH HEREIN ARE ADVERSARY PROCEEDINGS THAT HAVE BEEN RESOLVED AGAINST US (INCLUDING BY SETTLEMENT) OR THAT ARE PENDING, WHICH WE HAVE DESCRIBED IN OUR FILINGS UNDER THE EXCHANGE ACT OR ARE SIMILARLY SIGNIFICANT. THE INSOLVENT ENTITY IN EACH CASE WAS NOT AN ENTITY THROUGH WHICH WE HAVE CONDUCTED OUR BUSINESS AS A FINANCIAL INSTITUTION.

FILED BY: ADAMSM7

FILED ON: 4/8/2014 11:01:07 AM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section

9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0210678   DEUTSCHE BANK AG

ENFORCEMENT/COMPLIANCE COMMUNICATION CONTACT INFORMATION DELETED

FIRST NAME:	BARRI
LAST NAME:	BOGNER
TITLE:	DIRECTOR
STREET ADDRESS 1:	60 WALL STREET
STREET ADDRESS 2:	
STREET ADDRESS 3:	
CITY:	NEW YORK
STATE:	NEW YORK
PROVINCE:	
COUNTRY:	UNITED STATES
ZIP CODE:	10005
PHONE NUMBER:	212/250-0618
FAX NUMBER:	212/797-2633
E-MAIL ADDRESS:	BARRI.BOGNER@DB.COM
FILED BY:	ADAMSM7
FILED ON:	4/25/2014 6:35:04 PM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR
AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S,
REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update
are true, complete and accurate and that in light of the circumstances
under which the applicant, registrant or sponsor has given them, the
answers and statements in the update are not misleading in any material
respect; certification that the person who electronically files the update on
behalf of the applicant, registrant or sponsor is authorized by the
applicant, registrant or sponsor to file the update on behalf of the
applicant, registrant or sponsor and to make all required certifications and
acknowledgements; and acknowledgement that the applicant, registrant
or sponsor is subject to the imposition of criminal penalties under Section
9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions
made in the update.

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID   0210678   DEUTSCHE BANK AG

ENFORCEMENT/COMPLIANCE COMMUNICATION CONTACT INFORMATION DELETED

FIRST NAME:	JEFFREY
LAST NAME:	ROTH
TITLE:	DIRECTOR
STREET ADDRESS 1:	60 WALL STREET
STREET ADDRESS 2:	
STREET ADDRESS 3:	
CITY:	NEW YORK
STATE:	NEW YORK
PROVINCE:	
COUNTRY:	UNITED STATES
ZIP CODE:	10005
PHONE NUMBER:	212/250-7550
FAX NUMBER:	212/797-2636
E-MAIL ADDRESS:	JEFFREY.ROTH@DB.COM
FILED BY:	ADAMSM7
FILED ON:	4/25/2014 6:35:04 PM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR
AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S,
REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update
are true, complete and accurate and that in light of the circumstances
under which the applicant, registrant or sponsor has given them, the
answers and statements in the update are not misleading in any material
respect; certification that the person who electronically files the update on
behalf of the applicant, registrant or sponsor is authorized by the
applicant, registrant or sponsor to file the update on behalf of the
applicant, registrant or sponsor and to make all required certifications and
acknowledgements; and acknowledgement that the applicant, registrant
or sponsor is subject to the imposition of criminal penalties under Section
9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions
made in the update.

National Futures Association

Filed	April 25, 2014	**OMB Number**	3038-0072
Registrant	DEUTSCHE BANK AG	**NFA ID**	0210678
Submitted By	MARGIE ADAMS	**User ID**	ADAMSM7

Business Information

Business Address
TAUNUSANLAGE 12
FRANKFURT AM MAIN
FRANKFURT 60262
GERMANY

Phone Number
01149 69 910-00

Fax Number
011 49 69 910-34225

E-mail Address
Not provided.

Filed	April 25, 2014	**OMB Number**	3038-0072
Registrant	DEUTSCHE BANK AG	**NFA ID**	0210678
Submitted By	MARGIE ADAMS	**User ID**	ADAMSM7

Location of Business Records

Business Records Address

60 WALL STREET
NEW YORK, NY 10005
UNITED STATES

U.S. Address for Production of Business Records

The office of NFA located in New York, NY.

Filed	April 25, 2014	**OMB Number**	3038-0072
Registrant	DEUTSCHE BANK AG	**NFA ID**	0210678
Submitted By	MARGIE ADAMS	**User ID**	ADAMSM7

Contact Information

Registration Contact

MARGIE ADAMS
DIRECTOR - COMPLIANCE OFFICER
60 WALL STREET
NEW YORK, NY 10005
UNITED STATES
Phone: 212/250-5762
Fax: 212/97-2636
E-mail: MARGARET.ADAMS@DB.COM

Membership Contact

MARGIE ADAMS
DIRECTOR - COMPLIANCE OFFICER
60 WALL STREET
NEW YORK, NY 10005
UNITED STATES
Phone: 212/250-5762
Fax: 212/797-2636
E-mail: MARGARET.ADAMS@DB.COM

Accounting Contact

MARGIE ADAMS
DIRECTOR - COMPLIANCE OFFICER
60 WALL STREET
NEW YORK, NY 10005
UNITED STATES
Phone: 212/250-5762
Fax: 212/797-2636
E-mail: MARGARET.ADAMS@DB.COM

Business Locations (3R)   Page 4

Filed	April 25, 2014	**OMB Number**	3038-0072
Registrant	DEUTSCHE BANK AG	**NFA ID**	0210678
Submitted By	MARGIE ADAMS	**User ID**	ADAMSM7

Arbitration Contact

CHARLIE GAMBINO
MANAGING DIRECTOR
60 WALL STREET
NEW YORK, NY 10005
UNITED STATES
Phone: 212/250-7332
Fax: 212/797-4567
E-mail: CHARLIE.GAMBINO@DB.COM

Compliance Contact

ADAM WERNOW
DIRECTOR
60 WALL STREET
NEW YORK, NY 10005
UNITED STATES
Phone: 212/250-6973
Fax: 212/797-8725
E-mail: ADAM.WERNOW@DB.COM

Enforcement/Compliance Communication Contact

JOE MAZIAS
VICE PRESIDENT
60 WALL STREET
NEW YORK, NY 10005
UNITED STATES
Phone: 212-250-6166
E-mail: JOE.MAZIAS@DB.COM

Filed	April 25, 2014	**OMB Number**	3038-0072
Registrant	DEUTSCHE BANK AG	**NFA ID**	0210678
Submitted By	MARGIE ADAMS	**User ID**	ADAMSM7

Enforcement/Compliance Communication Contact

ADAM WERNOW
DIRECTOR
60 WALL STREET
NEW YORK, NY 10005
UNITED STATES
Phone: 212/250-6973
Fax: 212/797-8725
E-mail: ADAM.WERNOW@DB.COM

Enforcement/Compliance Communication Contact

MELISSA TANG
VICE PRESIDENT
60 WALL STREET
NEW YORK, NY 10005
UNITED STATES
Phone: 212-250-8488
E-mail: MELISSA.TANG@DB.COM

Filed	April 25, 2014	**OMB Number**	3038-0072
Registrant	DEUTSCHE BANK AG	**NFA ID**	0210678
Submitted By	MARGIE ADAMS	**User ID**	ADAMSM7

Registrant Certification Statement

BY FILING THIS FORM 3-R, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the Form 3-R are true, complete and accurate and that in the light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the Form 3-R are not misleading in any material respect; certification that the person who electronically files the Form 3-R on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the Form 3-R on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the Form 3-R.

National Futures Association

Filed	November 24, 2014	**OMB Number**	3038-0072
Registrant	DEUTSCHE BANK AG	**NFA ID**	0210678
Submitted By	MARGIE ADAMS	**User ID**	ADAMSM7

Business Information

Business Address

TAUNUSANLAGE 12
FRANKFURT AM MAIN
FRANKFURT 60262
GERMANY

Phone Number   01149 69 910-00

Fax Number   011 49 69 910-34225

E-mail Address   Not provided.

Filed	November 24, 2014	**OMB Number**	3038-0072
Registrant	DEUTSCHE BANK AG	**NFA ID**	0210678
Submitted By	MARGIE ADAMS	**User ID**	ADAMSM7

Location of Business Records

Business Records Address

60 WALL STREET
NEW YORK, NY 10005
UNITED STATES

U.S. Address for Production of Business Records

The office of NFA located in New York, NY.

Filed	November 24, 2014	**OMB Number**	3038-0072
Registrant	DEUTSCHE BANK AG	**NFA ID**	0210678
Submitted By	MARGIE ADAMS	**User ID**	ADAMSM7

Contact Information

Registration Contact

MARGIE ADAMS
DIRECTOR - COMPLIANCE OFFICER
60 WALL STREET
NEW YORK, NY 10005
UNITED STATES
Phone: 212/250-5762
Fax: 212/97-2636
E-mail: MARGARET.ADAMS@DB.COM

Membership Contact

MARGIE ADAMS
DIRECTOR - COMPLIANCE OFFICER
60 WALL STREET
NEW YORK, NY 10005
UNITED STATES
Phone: 212/250-5762
Fax: 212/797-2636
E-mail: MARGARET.ADAMS@DB.COM

Accounting Contact

MARGIE ADAMS
DIRECTOR - COMPLIANCE OFFICER
60 WALL STREET
NEW YORK, NY 10005
UNITED STATES
Phone: 212/250-5762
Fax: 212/797-2636
E-mail: MARGARET.ADAMS@DB.COM

Filed	November 24, 2014	**OMB Number**	3038-0072
Registrant	DEUTSCHE BANK AG	**NFA ID**	0210678
Submitted By	MARGIE ADAMS	**User ID**	ADAMSM7

Arbitration Contact

ANDREW STEMMER
DIRECTOR
60 WALL STREET
NEW YORK, NY 10005
UNITED STATES
Phone: 212-250-9039
Fax: 212-250-9322
E-mail: ANDREW.STEMMER@DB.COM

Compliance Contact

ADAM WERNOW
DIRECTOR
60 WALL STREET
NEW YORK, NY 10005
UNITED STATES
Phone: 212/250-6973
Fax: 212/797-8725
E-mail: ADAM.WERNOW@DB.COM

Enforcement/Compliance Communication Contact

JOE MAZIAS
VICE PRESIDENT
60 WALL STREET
NEW YORK, NY 10005
UNITED STATES
Phone: 212-250-6166
E-mail: JOE.MAZIAS@DB.COM

Filed	November 24, 2014	**OMB Number**	3038-0072
Registrant	DEUTSCHE BANK AG	**NFA ID**	0210678
Submitted By	MARGIE ADAMS	**User ID**	ADAMSM7

Enforcement/Compliance Communication Contact

ADAM WERNOW
DIRECTOR
60 WALL STREET
NEW YORK, NY 10005
UNITED STATES
Phone: 212/250-6973
Fax: 212/797-8725
E-mail: ADAM.WERNOW@DB.COM

Enforcement/Compliance Communication Contact

MELISSA TANG
VICE PRESIDENT
60 WALL STREET
NEW YORK, NY 10005
UNITED STATES
Phone: 212-250-8488
E-mail: MELISSA.TANG@DB.COM

Filed	November 24, 2014	**OMB Number**	3038-0072
Registrant	DEUTSCHE BANK AG	**NFA ID**	0210678
Submitted By	MARGIE ADAMS	**User ID**	ADAMSM7

Registrant Certification Statement

BY FILING THIS FORM 3-R, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the Form 3-R are true, complete and accurate and that in the light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the Form 3-R are not misleading in any material respect; certification that the person who electronically files the Form 3-R on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the Form 3-R on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the Form 3-R.

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0210678   DEUTSCHE BANK AG

FIRM REGULATORY MATTER INFORMATION FILED

MATTER NAME: CITY OF MILAN

MATTER DETAIL: THE FOLLOWING IS AN UPDATE TO THE STATUS OF A REGULATORY MATTER PREVIOUSLY DISCLOSED ON FORM 7-R: A FIRST INSTANCE VERDICT WAS HANDED DOWN ON DECEMBER 19, 2012. THIS VERDICT FOUND DEUTSCHE BANK AND THE TWO EMPLOYEES GUILTY OF THE CHARGES AGAINST THEM. DEUTSCHE BANK AND ITS EMPLOYEES FILED APPEALS OF THIS JUDGMENT IN MAY 2013. ON MARCH 7, 2014, THE MILAN COURT OF APPEAL UPHELD ALL THE GROUNDS OF APPEAL AND QUASHED BOTH THE CRIMINAL CONVICTIONS OF THE EMPLOYEES AND THE ADMINISTRATIVE LIABILITY OF DEUTSCHE BANK. IN ITS REASONED JUDGMENT PUBLISHED ON JUNE 3, 2014, THE APPEAL COURT HELD THAT "THE FACTS PLEADED BEFORE THE COURT DID NOT OCCUR" AND THAT DEUTSCHE BANK'S COMPLIANCE MODEL WAS ADEQUATE AND EFFECTIVE. THE PROSECUTOR DID NOT FILE AN APPEAL TO THIS JUDGMENT BY THE DEADLINE OF JULY 21, 2014. DEUTSCHE BANK RECEIVED A STAMPED FINAL COPY OF THE JUDGMENT ON SEPTEMBER 26, 2014 AND HAS BEEN ADVISED THAT THE MATTER IS NOW CONCLUDED.

FILED BY: ADAMSM7

FILED ON: 4/1/2015 11:17:16 AM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0210678   DEUTSCHE BANK AG

FIRM FINANCIAL MATTER INFORMATION FILED

MATTER NAME:	KAUPTHING
MATTER DETAIL:	THE FOLLOWING IS AN UPDATE TO THE STATUS OF A FINANCIAL MATTER PREVIOUSLY DISCLOSED ON FORM 7-R: DEUTSCHE BANK FILED ITS DEFENSE IN THE ICELANDIC PROCEEDINGS IN LATE FEBRUARY 2013 AND CONTINUES TO DEFEND THE CLAIMS. IN FEBRUARY 2014, BOTH PROCEEDINGS IN ENGLAND WERE STAYED PENDING FINAL DETERMINATION OF THE ICELANDIC PROCEEDINGS. ADDITIONALLY, IN DECEMBER 2014, THE SPVS AND THEIR JOINT LIQUIDATORS SERVED DEUTSCHE BANK WITH SUBSTANTIVELY SIMILAR CLAIMS ARISING OUT OF THE CLN TRANSACTIONS AGAINST DEUTSCHE BANK AND OTHER DEFENDANTS IN ENGLAND. THE SPVS' CLAIMS ARE NOT EXPECTED TO INCREASE DEUTSCHE BANK'S OVERALL POTENTIAL LIABILITY IN RESPECT OF THE CLN TRANSACTIONS BEYOND THE AMOUNT ALREADY CLAIMED BY KAUPTHING.
FILED BY:	ADAMSM7
FILED ON:	4/1/2015 11:20:11 AM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR
AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S,
REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update
are true, complete and accurate and that in light of the circumstances
under which the applicant, registrant or sponsor has given them, the
answers and statements in the update are not misleading in any material
respect; certification that the person who electronically files the update on
behalf of the applicant, registrant or sponsor is authorized by the
applicant, registrant or sponsor to file the update on behalf of the
applicant, registrant or sponsor and to make all required certifications and
acknowledgements; and acknowledgement that the applicant, registrant
or sponsor is subject to the imposition of criminal penalties under Section
9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions
made in the update.

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID   0210678   DEUTSCHE BANK AG

FIRM FINANCIAL MATTER INFORMATION FILED

MATTER NAME:	ZAO FC EUROKOMMERZ
MATTER DETAIL:	THE FOLLOWING IS AN UPDATE TO THE STATUS OF A MATTER PREVIOUSLY DISCLOSED ON FORM 7-R VIA FORM 3-R. (THIS MATTER WAS PREVIOUSLY SUBMITTED AS A REGULATORY DISCLOSURE; THE CORRECT CATEGORY IS FINANCIAL DISCLOSURE.) THE FIRST INSTANCE HEARING ON THE MERITS OF THE CLAIM TOOK PLACE ON DECEMBER 23, 2014. THE JUDGE FOUND IN FAVOR OF DEUTSCHE BANK ON THE BASIS OF THE STATUTE OF LIMITATIONS AND THE ABSENCE OF EVIDENCE TO PROVE THAT ZAO FC EUROKOMMERZ WAS IN FINANCIAL DIFFICULTIES AT THE TIME THE LOAN WAS REPAID AND THAT AN ABUSE OF RIGHTS WAS COMMITTED BY DEUTSCHE BANK WHEN ACCEPTING THE CONTESTED REPAYMENT. THE LIQUIDATOR MAY APPEAL THE DECISION. WE HAVE RECEIVED NO INDICATION THAT ANY NOTICE OF APPEAL WAS RECEIVED BY THE COURT PRIOR TO THE APPLICABLE DEADLINE.
FILED BY:	ADAMSM7
FILED ON:	4/1/2015 11:28:35 AM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR
AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S,
REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update
are true, complete and accurate and that in light of the circumstances
under which the applicant, registrant or sponsor has given them, the
answers and statements in the update are not misleading in any material
respect; certification that the person who electronically files the update on
behalf of the applicant, registrant or sponsor is authorized by the
applicant, registrant or sponsor to file the update on behalf of the
applicant, registrant or sponsor and to make all required certifications and
acknowledgements; and acknowledgement that the applicant, registrant
or sponsor is subject to the imposition of criminal penalties under Section
9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions
made in the update.

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0210678   DEUTSCHE BANK AG

NON-U.S. REGULATOR INFORMATION UPDATED

NON-U.S. REGULATOR(S) DURING THE PAST FIVE YEARS:	GERMAN - BUNDESANSTALT FÜR FINANZDIENSTLEISTUNGSAUFSICHT (BAFIN) EUROPEAN CENTRAL BANK BANGKOK – BANK OF THAILAND LONDON - FINANCIAL SERVICES AUTHORITY (FSA) MUMBAI - SECURITIES AND EXCHANGE BOARD OF INDIA SEOUL - FINANCIAL SUPERVISORY SERVICE (FSS) SINGAPORE - MONETARY AUTHORITY OF SINGAPORE (MAS) TAIPEI - SECURITIES AND FUTURES BUREAU (SFB) TOKYO - FINANCIAL SERVICES AGENCY NOTE: THE APPLICANT IS A GLOBAL FINANCIAL INSTITUTION THAT IS HEADQUARTERED IN FRANKFURT, GERMANY AND THAT HAS BRANCH OFFICES IN MANY JURISDICTIONS AROUND THE WORLD. THE APPLICANT'S PRIMARY REGULATOR IN GERMANY (AND THUS, VIA THE "EUROPEAN PASSPORT" CONCEPT, IN THE EUROPEAN UNION) IS THE BUNDESANSTALT FÜR FINANZDIENSTLEISTUNGSAUFSICHT (THE "BAFIN"). THE APPLICANT'S NON-GERMAN BRANCHES ARE ALSO SUBJECT TO HOST COUNTRY REGULATION AND SUPERVISION REGARDING CERTAIN MATTERS. WE HAVE PROVIDED A LIST OF REGULATORS WHERE THE APPLICANT HAS APPRECIABLE US FACING SWAPS.
FILED BY:	ADAMSM7
FILED ON:	4/10/2015 9:04:10 AM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0210678   DEUTSCHE BANK AG

FIRM REGULATORY DISCLOSURE QUESTION I CHANGED

QUESTION: **Is the firm or sole proprietor a party to any action, or is there a charge pending, the resolution of which could result in a "Yes" answer to the above questions?**

ANSWER: NO

FILED BY: NFRGJZF

FILED ON: 4/15/2015 11:54:52 AM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0210678   DEUTSCHE BANK AG

FIRM CRIMINAL DISCLOSURE QUESTION C CHANGED

QUESTION: **Is the firm or sole proprietor a party to any action, or is there a <u>charge</u> pending, the resolution of which could result in a "Yes" answer to the above questions?**

ANSWER: YES

FILED BY: ADAMSM7

FILED ON: 5/15/2015 12:18:14 PM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0210678   DEUTSCHE BANK AG

FIRM CRIMINAL SUPPLEMENTAL DOCUMENTATION QUESTION ANSWERED NO

SDDI PROCESS:	FIRMWEB
SDDI SECTION:	CRIMINAL DISCLOSURES
SUPPLEMENTAL DOCUMENTATION:	NO
FILED BY:	ADAMSM7
FILED ON:	5/15/2015 12:18:14 PM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0210678   DEUTSCHE BANK AG

FIRM CRIMINAL MATTER INFORMATION FILED

MATTER NAME: U.S. DEPARTMENT OF JUSTICE, UNITED STATES DISTRICT COURT, DISTRICT OF CONNECTICUT

MATTER DETAIL: ON APRIL 23, 2015, DEUTSCHE BANK AG ("DBAG"), ENTERED INTO A THREE-YEAR DEFERRED PROSECUTION AGREEMENT WITH THE DOJ TO SETTLE WIRE FRAUD AND ANTITRUST CHARGES IN CONNECTION WITH MANIPULATIVE ACTIVITY RELATING TO US DOLLAR LIBOR AND ANTI-COMPETITIVE CONDUCT RELATING TO YEN LIBOR. DBAG ALSO AGREED TO PAY A FINE OF $625 MILLION. THE FINE WAS PAID ON 5/1/15 AND DBAG AGREED TO INSTALL A MONITOR FOR A PERIOD OF THREE YEARS, WHICH WILL BE CHARGED WITH OVERSEEING THE BANK'S COMPLIANCE CONTROLS AMONGST OTHER ISSUES.

FILED BY: ADAMSM7

FILED ON: 5/15/2015 12:21:10 PM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR
AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S,
REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update
are true, complete and accurate and that in light of the circumstances
under which the applicant, registrant or sponsor has given them, the
answers and statements in the update are not misleading in any material
respect; certification that the person who electronically files the update on
behalf of the applicant, registrant or sponsor is authorized by the
applicant, registrant or sponsor to file the update on behalf of the
applicant, registrant or sponsor and to make all required certifications and
acknowledgements; and acknowledgement that the applicant, registrant
or sponsor is subject to the imposition of criminal penalties under Section
9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions
made in the update.

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0210678   DEUTSCHE BANK AG

FIRM REGULATORY MATTER INFORMATION FILED

MATTER NAME: NEW YORK STATE DEPARTMENT OF FINANCIAL SERVICES ("DFS")

MATTER DETAIL: DEUTSCHE BANK AG WAS FOUND TO HAVE ENGAGED IN UNSAFE AND UNSOUND
BANKING PRACTICES AND AGREED TO PAY $600 MILLION TO DFS, ORDERED TO
TERMINATE THE EMPLOYMENT OF SEVEN INDIVIDUALS (SIX EMPLOYEES BASED
IN THE UK AND ONE BASED IN FRANKFURT) AND TO INSTALL A MONITOR FOR A
PERIOD OF TWO YEARS, WHICH WILL OVERSEE THE BANK'S COMPLIANCE
PROGRAMS. WITHOUT ADMITTING OR DENYING THE ALLEGATIONS, DBAG
AGREED TO PAY THE FINE OF $600,000,000.00 THE FINE WAS PAID ON 5/1/15.

FILED BY: ADAMSM7

FILED ON: 5/15/2015 12:24:35 PM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR
AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S,
REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update
are true, complete and accurate and that in light of the circumstances
under which the applicant, registrant or sponsor has given them, the
answers and statements in the update are not misleading in any material
respect; certification that the person who electronically files the update on
behalf of the applicant, registrant or sponsor is authorized by the
applicant, registrant or sponsor to file the update on behalf of the
applicant, registrant or sponsor and to make all required certifications and
acknowledgements; and acknowledgement that the applicant, registrant
or sponsor is subject to the imposition of criminal penalties under Section
9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions
made in the update.

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0210678   DEUTSCHE BANK AG

FIRM REGULATORY MATTER INFORMATION FILED

MATTER NAME: U.S. SECURITIES AND EXCHANGE COMMISSION ("SEC")

MATTER DETAIL: ON MAY 26, 2015, THE U.S. SECURITIES AND EXCHANGE COMMISSION (SEC) ISSUED A CEASE AND DESIST ORDER IN A SETTLED ADMINISTRATIVE PROCEEDING AGAINST DEUTSCHE BANK AG. THE MATTER RELATED TO THE MANNER IN WHICH DBAG VALUED "GAP RISK" ASSOCIATED WITH CERTAIN LEVERAGED SUPER SENIOR (LSS) SYNTHETIC CDO POSITIONS DURING THE FOURTH QUARTER OF 2008 AND THE FIRST QUARTER OF 2009, WHICH WAS THE HEIGHT OF THE FINANCIAL CRISIS. GAP RISK IS THE RISK OF LOSS THAT CAN RESULT IF THE PRESENT VALUE OF A TRADE FALLS BELOW THE VALUE OF COLLATERAL FOR THE TRADE POSTED BY THE COUNTERPARTY. DURING THE TWO QUARTERS AT ISSUE, DBAG DID NOT ADJUST ITS VALUE OF THE LSS TRADES TO ACCOUNT FOR GAP RISK, ESSENTIALLY ASSIGNING A ZERO VALUE FOR GAP RISK. THE SEC FOUND THAT ALTHOUGH THERE WAS NO STANDARD INDUSTRY MODEL TO VALUE GAP RISK AND THE VALUATION OF THESE INSTRUMENTS WAS COMPLEX, DBAG DID NOT REASONABLY ADJUST THE VALUE OF THE LSS TRADES FOR GAP RISK DURING THESE PERIODS, RESULTING IN MISSTATEMENTS OF ITS FINANCIAL STATEMENTS FOR THE TWO QUARTERS AT ISSUE. THE SEC ALSO FOUND THAT DBAG FAILED TO MAINTAIN ADEQUATE SYSTEMS AND CONTROLS OVER THE VALUATION PROCESS. THE SEC FOUND VIOLATIONS OF EXCHANGE ACT SECTIONS 13(A) (REQUIREMENT TO FILE ACCURATE PERIODIC REPORTS WITH THE SEC), 13(B)(2)(A) (REQUIREMENT TO MAINTAIN ACCURATE BOOKS AND RECORDS), AND 13(B)(2)(B)(REQUIREMENT TO MAINTAIN REASONABLE INTERNAL ACCOUNTING CONTROLS). WITHOUT ADMITTING OR DENYING THE ALLEGATIONS, DBAG AGREED TO PAY THE FINE OF $55 MILLION WHICH WAS PAID ON JUNE 9, 2015.

FILED BY: ADAMSM7

FILED ON: 6/12/2015 4:07:37 PM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0210678   DEUTSCHE BANK AG

FIRM REGULATORY MATTER INFORMATION FILED

MATTER NAME: NEW YORK STATE DEPARTMENT OF FINANCIAL SERVICES ("NYSDFS") AND FEDERAL RESERVE ("FED")

MATTER DETAIL: THE FED INVESTIGATED WHETHER DBAG WAS INTENTIONALLY ALTERING OR REMOVING INFORMATION IDENTIFYING U.S.-SANCTIONED PARTIES IN USD WIRE TRANSFER INSTRUCTIONS SENT TO OR THROUGH THE UNITED STATES, OR IMPROPERLY USING COVER PAYMENTS, IN ORDER TO AVOID POSSIBLE REJECTION OR BLOCKING OF THOSE TRANSFERS BY U.S. BANKS, IN VIOLATION OF U.S. SANCTIONS AND OTHER LAWS AND REGULATIONS. THE NYSDFS INVESTIGATED WHETHER DBAG WAS INTENTIONALLY ALTERING OR REMOVING INFORMATION IDENTIFYING U.S.-SANCTIONED PARTIES IN USD WIRE TRANSFER INSTRUCTIONS SENT TO OR THROUGH THE UNITED STATES, OR IMPROPERLY USING COVER PAYMENTS, IN ORDER TO AVOID POSSIBLE REJECTION OR BLOCKING OF THOSE TRANSFERS BY U.S. BANKS, IN VIOLATION OF NEW YORK STATE LAWS, INCLUDING LAWS REQUIRING FINANCIAL INSTITUTIONS TO MAINTAIN ACCURATE BOOKS AND RECORDS. PRINCIPAL SANCTION: FINE IN THE AMOUNT OF $258,000,000.00 OTHER SANCTIONS: NYSDFS - $200M PENALTY, 1-YEAR MONITORSHIP, TERMINATION OF SIX NON-U.S. BASED EMPLOYEES, PROHIBITION ON THREE NON-U.S. BASED EMPLOYEES FROM HAVING RESPONSIBILITIES RELATED TO USD PROCESSING/U.S. OPERATIONS/COMPLIANCE, NO-REHIRE PROVISION FOR 10 FORMER EMPLOYEES FED - $58M PENALTY, U.S. LAW COMPLIANCE PROGRAM. DBAG AGREED TO PAY $258 MILLION IN PENALTIES AND COMPLY WITH REMEDIAL MEASURES TO IMPROVE COMPLIANCE WITH U.S. SANCTIONS AND ANTI-MONEY LAUNDERING LAWS. THE FED PENALTY WAS PAID ON NOVEMBER 3, 2015. THE NYSDFS PENALTY WAS PAID ON NOVEMBER 5, 2015. NOTE: THE APPLICANT HAS BEEN A REPORTING ISSUER UNDER THE SECURITIES EXCHANGE ACT OF 1934 (THE "EXCHANGE ACT") SINCE SEPTEMBER 2001. IN CONNECTION THEREWITH, IT FILES WITH THE SECURITIES AND EXCHANGE COMMISSION PERIODIC REPORTS, INCLUDING ANNUAL REPORTS ON FORM 20-F, DESCRIBING ITS BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS. INCLUDED IN SUCH REPORTS ARE DESCRIPTIONS OF LEGAL AND GOVERNMENTAL PROCEEDINGS WHICH MAY HAVE, OR HAVE HAD, SIGNIFICANT EFFECTS ON THE APPLICANT'S FINANCIAL POSITION OR PROFITABILITY, INCLUDING EFFECTS ARISING FROM RESTRICTIONS ON BUSINESS ACTIVITIES OR REPUTATIONAL CONSEQUENCES. THE APPLICANT'S RESPONSES INCLUDE THOSE LEGAL AND REGULATORY MATTERS THAT THE APPLICANT HAS DESCRIBED IN ITS EXCHANGE ACT REPORTS SINCE BECOMING AN EXCHANGE ACT REPORTING ISSUER, EXCEPT THAT CRIMINAL MATTERS WOULD INCLUDE EVEN THOSE OCCURRING PRIOR THERETO AND THE NON-US REGULATORY PROCEEDINGS DESCRIBED ARE THOSE OCCURRING WITHIN THE LAST FIVE YEARS. AS A GLOBAL FINANCIAL INSTITUTION, THE APPLICANT IS ALSO SUBJECT TO LESS SIGNIFICANT REGULATORY AND DISCIPLINARY PROCEEDINGS IN THE ORDINARY COURSE OF BUSINESS, WHICH HAVE NOT BE DESCRIBED, BUT SUCH MATTERS HAVE NOT BEEN MATERIAL TO THE CONDUCT OF BUSINESS AS A SWAP DEALER WITH US PERSONS.

FILED BY: ADAMSM7

FILED ON: 12/3/2015 3:25:20 PM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR
AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S,
REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update
are true, complete and accurate and that in light of the circumstances
under which the applicant, registrant or sponsor has given them, the
answers and statements in the update are not misleading in any material
respect; certification that the person who electronically files the update on
behalf of the applicant, registrant or sponsor is authorized by the
applicant, registrant or sponsor to file the update on behalf of the
applicant, registrant or sponsor and to make all required certifications and
acknowledgements; and acknowledgement that the applicant, registrant
or sponsor is subject to the imposition of criminal penalties under Section
9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions
made in the update.

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0210678   DEUTSCHE BANK AG

ENFORCEMENT/COMPLIANCE COMMUNICATION CONTACT INFORMATION DELETED

FIRST NAME:	JOE
LAST NAME:	MAZIAS
TITLE:	VICE PRESIDENT
STREET ADDRESS 1:	60 WALL STREET
STREET ADDRESS 2:	
STREET ADDRESS 3:	
CITY:	NEW YORK
STATE:	NEW YORK
PROVINCE:	
COUNTRY:	UNITED STATES
ZIP CODE:	10005
PHONE NUMBER:	212-250-6166
FAX NUMBER:	
E-MAIL ADDRESS:	JOE.MAZIAS@DB.COM
FILED BY:	ADAMSM7
FILED ON:	2/16/2017 4:42:43 PM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

National Futures Association

Filed	February 16, 2017	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	DEUTSCHE BANK AG	**NFA ID**	0210678
Submitted By	MARGIE ADAMS	**User ID**	ADAMSM7

Business Information

Business Address	TAUNUSANLAGE 12 FRANKFURT AM MAIN FRANKFURT 60262 GERMANY
Phone Number	01149 69 910-00
Fax Number	011 49 69 910-34225
E-mail Address	Not provided.

Filed	February 16, 2017	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	DEUTSCHE BANK AG	**NFA ID**	0210678
Submitted By	MARGIE ADAMS	**User ID**	ADAMSM7

Location of Business Records

Business Records Address

60 WALL STREET
NEW YORK, NY 10005
UNITED STATES

U.S. Address for Production of Business Records

The office of NFA located in New York, NY.

Filed	February 16, 2017	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	DEUTSCHE BANK AG	**NFA ID**	0210678
Submitted By	MARGIE ADAMS	**User ID**	ADAMSM7

Contact Information

Registration Contact

MARGIE ADAMS
DIRECTOR - COMPLIANCE OFFICER
60 WALL STREET
NEW YORK, NY 10005
UNITED STATES
Phone: 212/250-5762
Fax: 212/97-2636
E-mail: MARGARET.ADAMS@DB.COM

Membership Contact

MARGIE ADAMS
DIRECTOR - COMPLIANCE OFFICER
60 WALL STREET
NEW YORK, NY 10005
UNITED STATES
Phone: 212/250-5762
Fax: 212/797-2636
E-mail: MARGARET.ADAMS@DB.COM

Accounting Contact

MARGIE ADAMS
DIRECTOR - COMPLIANCE OFFICER
60 WALL STREET
NEW YORK, NY 10005
UNITED STATES
Phone: 212/250-5762
Fax: 212/797-2636
E-mail: MARGARET.ADAMS@DB.COM

Filed	February 16, 2017	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	DEUTSCHE BANK AG	**NFA ID**	0210678
Submitted By	MARGIE ADAMS	**User ID**	ADAMSM7

Arbitration Contact

ANDREW STEMMER
DIRECTOR
60 WALL STREET
NEW YORK, NY 10005
UNITED STATES
Phone: 212-250-9039
Fax: 212-250-9322
E-mail: ANDREW.STEMMER@DB.COM

Compliance Contact

ADAM WERNOW
DIRECTOR
60 WALL STREET
NEW YORK, NY 10005
UNITED STATES
Phone: 212/250-6973
Fax: 212/797-8725
E-mail: ADAM.WERNOW@DB.COM

Enforcement/Compliance Communication Contact

ADAM WERNOW
DIRECTOR
60 WALL STREET
NEW YORK, NY 10005
UNITED STATES
Phone: 212/250-6973
Fax: 212/797-8725
E-mail: SWAPDEALERCOMPLIANCE@LIST.DB.COM

Filed	February 16, 2017	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	DEUTSCHE BANK AG	**NFA ID**	0210678
Submitted By	MARGIE ADAMS	**User ID**	ADAMSM7

Enforcement/Compliance Communication Contact

MELISSA TANG
VICE PRESIDENT
60 WALL STREET
NEW YORK, NY 10005
UNITED STATES
Phone: 212-250-8488
E-mail: MELISSA.TANG@DB.COM

Filed   February 16, 2017   **OMB Numbers** 3038-0023 and 3038-0072

Registrant   DEUTSCHE BANK AG   **NFA ID**   0210678

Submitted By   MARGIE ADAMS   **User ID**   ADAMSM7

Registrant Certification Statement

BY FILING THIS FORM 3-R, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the Form 3-R are true, complete and accurate and that in the light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the Form 3-R are not misleading in any material respect; certification that the person who electronically files the Form 3-R on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the Form 3-R on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the Form 3-R.

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0210678 DEUTSCHE BANK AG

FIRM REGULATORY MATTER INFORMATION FILED

MATTER NAME:	NEW YORK STATE DEPARTMENT OF FINANCIAL SERVICES ("DFS")
MATTER DETAIL:	ON JANUARY 30, 2017, THE NEW YORK STATE DEPARTMENT OF FINANCIAL SERVICES ("DFS"), DBAG AND DBAG'S NEW YORK BRANCH ENTERED INTO A CONSENT ORDER UNDER NEW YORK BANKING LAW §§ 33, 44 AND 44-A. SPECIFICALLY, THE DFS FOUND THAT DBAG SUFFERED FROM SERIOUS COMPLIANCE DEFICIENCIES THAT ALLOWED CERTAIN BANK TRADERS AND OFFSHORE ENTITIES TO IMPROPERLY AND COVERTLY TRANSFER MORE THAN $10 BILLION OUT OF RUSSIA, BY USING THE SERVICES OF DEUTSCHE BANK OPERATIONS IN MOSCOW, LONDON AND NEW YORK TO CONVERT RUBLES INTO DOLLARS THROUGH SECURITY TRADES THAT HAD NO DISCERNABLE ECONOMIC PURPOSE. THE DFS FOUND THAT DBAG AND DBAG'S NEW YORK BRANCH CONDUCTED THEIR BANKING BUSINESS IN AN UNSAFE AND UNSOUND MANNER, IN VIOLATION OF NEW YORK BANKING LAW §§ 44, 44-A, FAILED TO MAINTAIN AN EFFECTIVE MONEY LAUNDERING PROGRAM, IN VIOLATION OF 3 N.Y.C.R.R. § 116.2, AND FAILED TO MAINTAIN AND MAKE AVAILABLE TRUE AND ACCURATE BOOKS, ACCOUNTS AND RECORDS REFLECTING ALL TRANSACTIONS AND ACTIONS, IN VIOLATION OF NEW YORK BANKING LAW § 200-C. THE ORDER REQUIRES DBAG TO ENGAGE AN INDEPENDENT MONITOR WITHIN 60 DAYS OF THE ORDER TO CONDUCT A COMPREHENSIVE REVIEW OF EXISTING BANK SECRECY ACT ("BSA")/ANTI-MONEY LAUNDERING ("AML") COMPLIANCE PROGRAMS, POLICIES AND PROCEDURES IN PLACE AT THE BANK THAT PERTAIN TO OR AFFECT ACTIVITIES CONDUCTED BY OR THROUGH (A) DEUTSCHE BANK TRUST COMPANY AMERICAS AND (B) DBAG'S NEW YORK BRANCH. THE INDEPENDENT MONITOR MUST SUBMIT TO DBAG A WRITTEN REPORT ON ITS FINDINGS AND RECOMMENDATIONS. SIXTY DAYS THEREAFTER, DBAG MUST SUBMIT TO THE DFS A WRITTEN ACTION PLAN TO IMPROVE AND ENHANCE ITS BSA/AML COMPLIANCE PROGRAMS, AFTER WHICH THE DFS WILL DETERMINE WHICH RECOMMENDATIONS DBAG SHOULD IMPLEMENT. THE INDEPENDENT MONITOR WILL THEREAFTER OVERSEE THE IMPLEMENTATION OF THE RECOMMENDATIONS, ASSESS DBAG'S COMPLIANCE WITH THE CORRECTIVE MEASURES, AND SUBMIT ADDITIONAL REPORTS OR RECOMMENDATIONS AS NECESSARY. THE ORDER REQUIRED DBAG TO PAY A CIVIL MONEY PENALTY IN THE AMOUNT OF $425 MILLION, WHICH THE FIRM PAID ON FEBRUARY 3, 2017. DBAG AND DBAG'S NEW YORK BRANCH CONSENTED TO THE ENTRY OF THE ORDER ON JANUARY 30, 2017 BY THE DFS, PURSUANT TO WHICH DBAG AND DBAG'S NEW YORK BRANCH: (A) SHALL PAY A CIVIL MONETARY PENALTY OF $425 MILLION, WHICH DBAG PAID ON FEBRUARY 3, 2017; AND (B) ENGAGE AN INDEPENDENT MONITOR WITHIN 60 DAYS OF THE ORDER TO CONDUCT A COMPREHENSIVE REVIEW OF EXISTING BSA/AML COMPLIANCE PROGRAMS, POLICIES AND PROCEDURES IN PLACE AT THE BANK THAT PERTAIN TO OR AFFECT ACTIVITIES CONDUCTED BY OR THROUGH (A) DEUTSCHE BANK TRUST COMPANY AMERICAS AND (B) DBAG'S NEW YORK BRANCH, RECOMMEND CORRECTIVE ACTIONS, AND OVERSEE THE IMPLEMENTATION OF CORRECTIVE ACTIONS THE DFS DEEMS NECESSARY.
FILED BY:	ADAMSM7
FILED ON:	3/1/2017 1:01:42 PM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR
AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S,
REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update
are true, complete and accurate and that in light of the circumstances
under which the applicant, registrant or sponsor has given them, the
answers and statements in the update are not misleading in any material
respect; certification that the person who electronically files the update on
behalf of the applicant, registrant or sponsor is authorized by the
applicant, registrant or sponsor to file the update on behalf of the
applicant, registrant or sponsor and to make all required certifications and
acknowledgements; and acknowledgement that the applicant, registrant
or sponsor is subject to the imposition of criminal penalties under Section
9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions
made in the update.

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© 2002-2021 National Futures Association

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0210678   DEUTSCHE BANK AG

FIRM REGULATORY MATTER INFORMATION FILED

MATTER NAME: BOARD OF GOVERNORS OF THE FEDERAL RESERVE SYSTEM

MATTER DETAIL: DEUTSCHE BANK AG ("DBAG") REGULATORY ACTION INITITAED BY: BOARD OF GOVERNORS OF THE FEDERAL RESERVE SYSTEM PRINCIPAL SANCTION: CIVIL AND ADMINISTRATIVE PENALT(IES) /FINE(S) OTHER SANCTIONS: UNDERTAKING DATE INITIATED: 04/20/2017 DOCKET/CASE NUMBER: 17-009-B-FB; 17-009-CMP-FB PRINCIPAL PRODUCT TYPE: NO PRODUCT DESCRIBE THE ALLEGATIONS RELATED TO THIS REGULATORY ACTION: ON APRIL 20, 2017, THE BOARD OF GOVERNORS OF THE FEDERAL RESERVE SYSTEM AND DBAG ENTERED INTO A CONSENT ORDER PURSUANT TO SECTION 8 OF THE FEDERAL DEPOSIT INSURANCE ACT (12 U.S.C. § 1818) FOR FAILURE TO COMPLY WITH SECTION 13 OF THE BANK HOLDING COMPANY ACT OF 1956 (12 U.S.C. 1851) AND THE REGULATIONS THEREUNDER (THE "VOLCKER RULE"). SPECIFICALLY, THE FEDERAL RESERVE DETERMINED THAT, AS A RESULT OF THE DEFICIENCIES IDENTIFIED IN THE ORDER, DBAG HAD NOT IMPLEMENTED A COMPLIANCE PROGRAM REASONABLY DESIGNED TO ENSURE AND MONITOR COMPLIANCE WITH VOLCKER RULE REQUIREMENTS AND HAD ENGAGED IN UNSAFE OR UNSOUND BANKING PRACTICES AND VIOLATED PROVISIONS OF THE VOLCKER RULE. HOW WAS THE MATTER RESOLVED: ORDER THE ORDER REQUIRES DBAG TO SUBMIT, WITHIN 60 DAYS OF THE DATE OF THE ORDER, (1) A WRITTEN PLAN TO IMPROVE SENIOR MANAGEMENT'S OVERSIGHT OF DBAG'S COMPLIANCE WITH VOLCKER RULE REQUIREMENTS AND (2) AN ENHANCED WRITTEN INTERNAL CONTROLS AND COMPLIANCE RISK MANAGEMENT PROGRAM TO COMPLY WITH THE VOLCKER RULE, IN EACH CASE ACCEPTABLE TO THE FEDERAL RESERVE BANK OF NEW YORK. DBAG MUST FULLY IMPLEMENT EACH OF THE REQUIRED WRITTEN PLAN AND WRITTEN PROGRAM WITHIN SIX MONTHS FROM THE DATE ON WHICH DBAG IS NOTIFIED THAT THE PLAN OR PROGRAM IS ACCEPTABLE TO THE RESERVE BANK. THE ORDER REQUIRED DBAG TO PAY A CIVIL MONETARY PENALTY IN THE AMOUNT OF $19.71 MILLION, WHICH DBAG PAID ON APRIL 20, 2017. DBAG CONSENTED TO THE ENTRY OF THE ORDER ON APRIL 20, 2017 BY THE FEDERAL RESERVE, PURSUANT TO WHICH DBAG: (A) WAS REQUIRED TO PAY A CIVIL MONETARY PENALTY OF $19.71 MILLION, WHICH DBAG PAID ON APRIL 20, 2017; AND (B) SUBMIT (1) A WRITTEN PLAN TO IMPROVE SENIOR MANAGEMENT'S OVERSIGHT OF DBAG'S COMPLIANCE WITH VOLCKER RULE REQUIREMENTS AND (2) AN ENHANCED WRITTEN INTERNAL CONTROLS AND COMPLIANCE RISK MANAGEMENT PROGRAM TO COMPLY WITH THE VOLCKER RULE, IN EACH CASE ACCEPTABLE TO THE FEDERAL RESERVE BANK OF NEW YORK.

FILED BY: ADAMSM7

FILED ON: 5/17/2017 3:14:21 PM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0210678   DEUTSCHE BANK AG

FIRM REGULATORY MATTER INFORMATION FILED

MATTER NAME: BOARD OF GOVERNORS OF THE FEDERAL RESERVE SYSTEM

MATTER DETAIL: DEUTSCHE BANK AG ("DBAG"), DBAG (NY BRANCH), DB USA CORPORATION BOARD OF GOVERNORS OF THE FEDERAL RESERVE SYSTEM PRINCIPAL SANCTION: CIVIL AND ADMINISTRATIVE PENALT(IES) /FINE(S) OTHER SANCTIONS: CEASE AND DESIST, UNDERTAKING DATE INITIATED: 04/20/2017 DOCKET/CASE NUMBER: 17-008-B-FB; 17-008-CMP-FB; 17-008-B-HC; 17-008-CMP-HC; 17-008-B-FBR; 17-008-CMP-FBR PRODUCT TYPES: FOREIGN EXCHANGE SPOT, OPTIONS, AND NON-DELIVERABLE FORWARD CONTRACTS DESCRIBE THE ALLEGATIONS RELATED TO THIS REGULATORY ACTION: ON APRIL 20, 2017, THE BOARD OF GOVERNORS OF THE FEDERAL RESERVE SYSTEM (THE "FED"), DBAG, DB USA CORPORATION AND DBAG'S NEW YORK BRANCH (COLLECTIVELY, "THE BANK") ENTERED INTO A CONSENT ORDER. ALTHOUGH THE FED ACKNOWLEDGED THAT THE BANK "FULLY COOPERATED" WITH THE FED AND "HAS MADE AND CONTINUES TO MAKE PROGRESS IN IMPLEMENTING ENHANCEMENTS TO ITS FIRM-WIDE COMPLIANCE SYSTEMS AND CONTROLS", THE FED FOUND THAT DURING THE REVIEW PERIOD FROM OCTOBER 2008 THROUGH OCTOBER 2013, THE BANK LACKED ADEQUATE GOVERNANCE, RISK MANAGEMENT, COMPLIANCE AND AUDIT POLICIES AND PROCEDURES TO ENSURE THAT THE BANK'S FOREIGN EXCHANGE ACTIVITIES COMPLIED WITH SAFE AND SOUND BANKING PRACTICES AND APPLICABLE INTERNAL POLICIES, WHICH PREVENTED THE BANK FROM DETECTING AND ADDRESSING UNSAFE AND UNSOUND CONDUCT BY CERTAIN OF ITS FX TRADERS. AS A RESULT OF THIS CONDUCT, THE FED FOUND THAT THE BANK ENGAGED IN UNSAFE AND UNSOUND BANKING PRACTICES. HOW WAS MATTER RESOLVED: ORDER THE ORDER REQUIRES THE BANK TO IMPLEMENT IMPROVEMENTS IN ITS OVERSIGHT, INTERNAL CONTROLS, RISK MANAGEMENT, AND AUDIT PROGRAMS, AND TO CONDUCT AN ANNUAL REVIEW OF COMPLIANCE POLICIES AND PROCEDURES AND A RISK-FOCUSED SAMPLING OF OTHER KEY CONTROLS. THE BANK MUST SUBMIT TO THE FED WRITTEN PROGRESS REPORTS ON A QUARTERLY BASIS DETAILING THE FORM AND MANNER OF ALL ACTIONS TAKEN TO SECURE COMPLIANCE WITH THE ORDER AND THE RESULTS THEREOF. THE ORDER REQUIRED THE BANK TO PAY A CIVIL MONETARY PENALTY IN THE AMOUNT OF $136,950,000, WHICH THE BANK PAID ON APRIL 20, 2017. THE BANK CONSENTED TO THE ENTRY OF THE ORDER ON APRIL 20, 2017 BY THE FED, PURSUANT TO WHICH THE BANK: (A) SHALL PAY A CIVIL MONETARY PENALTY OF $136,950,000, WHICH THE BANK PAID ON APRIL 20, 2017; (B) SHALL SUBMIT WRITTEN PLANS TO IMPROVE SENIOR MANAGEMENT OVERSIGHT AND THE COMPLIANCE RISK MANAGEMENT PROGRAM, AN ENHANCED WRITTEN INTERNAL CONTROLS AND COMPLIANCE PROGRAM, AND AN ENHANCED WRITTEN INTERNAL AUDIT PROGRAM TO THE FED WITHIN 90 DAYS OF THE ORDER; (C) SHALL CONDUCT PERIODIC MONITORING BY SENIOR MANAGEMENT, AN ANNUAL REVIEW OF COMPLIANCE POLICIES AND PROCEDURES AND THEIR IMPLEMENTATION AND AN APPROPRIATE RISK-FOCUSED SAMPLING OF OTHER KEY CONTROLS, AND A FIRM-WIDE RISK ASSESSMENT TO EVALUATE CURRENT POTENTIAL CONDUCT RISKS; (D) FOR SUB-SECTIONS B & C, SHALL ADOPT AND PROMPTLY IMPLEMENT THE APPROVED PLANS AND PROGRAMS WITHIN 10 DAYS OF APPROVAL BY THE FED AND THEREAFTER FULLY COMPLY WITH THEM; AND (E) SHALL SUBMIT QUARTERLY WRITTEN PROGRESS REPORTS TO THE FED.

FILED BY: ADAMSM7

FILED ON: 5/17/2017 3:35:06 PM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR
AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S,
REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update
are true, complete and accurate and that in light of the circumstances
under which the applicant, registrant or sponsor has given them, the
answers and statements in the update are not misleading in any material
respect; certification that the person who electronically files the update on
behalf of the applicant, registrant or sponsor is authorized by the
applicant, registrant or sponsor to file the update on behalf of the
applicant, registrant or sponsor and to make all required certifications and
acknowledgements; and acknowledgement that the applicant, registrant
or sponsor is subject to the imposition of criminal penalties under Section
9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions
made in the update.

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0210678   DEUTSCHE BANK AG

ENFORCEMENT/COMPLIANCE COMMUNICATION CONTACT INFORMATION DELETED

FIRST NAME:	ADAM
LAST NAME:	WERNOW
TITLE:	DIRECTOR
STREET ADDRESS 1:	60 WALL STREET
STREET ADDRESS 2:	
STREET ADDRESS 3:	
CITY:	NEW YORK
STATE:	NEW YORK
PROVINCE:	
COUNTRY:	UNITED STATES
ZIP CODE:	10005
PHONE NUMBER:	212/250-6973
FAX NUMBER:	212/797-8725
E-MAIL ADDRESS:	SWAPDEALERCOMPLIANCE@LIST.DB.COM
FILED BY:	ADAMSM7
FILED ON:	6/5/2018 7:36:30 PM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR
AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S,
REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update
are true, complete and accurate and that in light of the circumstances
under which the applicant, registrant or sponsor has given them, the
answers and statements in the update are not misleading in any material
respect; certification that the person who electronically files the update on
behalf of the applicant, registrant or sponsor is authorized by the
applicant, registrant or sponsor to file the update on behalf of the
applicant, registrant or sponsor and to make all required certifications and
acknowledgements; and acknowledgement that the applicant, registrant
or sponsor is subject to the imposition of criminal penalties under Section
9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions
made in the update.

Filed	June 05, 2018	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	DEUTSCHE BANK AG	**NFA ID**	0210678
Submitted By	MARGIE ADAMS	**User ID**	ADAMSM7

Business Information

Business Address	TAUNUSANLAGE 12 FRANKFURT AM MAIN FRANKFURT 60262 GERMANY
Phone Number	01149 69 910-00
Fax Number	011 49 69 910-34225
E-mail Address	Not provided.

Filed	June 05, 2018	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	DEUTSCHE BANK AG	**NFA ID**	0210678
Submitted By	MARGIE ADAMS	**User ID**	ADAMSM7

Location of Business Records

Business Records Address

60 WALL STREET
NEW YORK, NY 10005
UNITED STATES

U.S. Address for Production of Business Records

The office of NFA located in New York, NY.

Filed   June 05, 2018

Registrant   DEUTSCHE BANK AG

Submitted By   MARGIE ADAMS

OMB Numbers 3038-0023 and 3038-0072

NFA ID   0210678

User ID   ADAMSM7

Contact Information

Registration Contact

MARGIE ADAMS
DIRECTOR - COMPLIANCE OFFICER
60 WALL STREET
NEW YORK, NY 10005
UNITED STATES
Phone: 212/250-5762
Fax: 212/97-2636
E-mail: MARGARET.ADAMS@DB.COM

Membership Contact

MARGIE ADAMS
DIRECTOR - COMPLIANCE OFFICER
60 WALL STREET
NEW YORK, NY 10005
UNITED STATES
Phone: 212/250-5762
Fax: 212/797-2636
E-mail: MARGARET.ADAMS@DB.COM

Accounting Contact

MARGIE ADAMS
DIRECTOR - COMPLIANCE OFFICER
60 WALL STREET
NEW YORK, NY 10005
UNITED STATES
Phone: 212/250-5762
Fax: 212/797-2636
E-mail: MARGARET.ADAMS@DB.COM

Filed	June 05, 2018	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	DEUTSCHE BANK AG	**NFA ID**	0210678
Submitted By	MARGIE ADAMS	**User ID**	ADAMSM7

Arbitration Contact

ANDREW STEMMER
DIRECTOR
60 WALL STREET
NEW YORK, NY 10005
UNITED STATES
Phone: 212-250-9039
Fax: 212-250-9322
E-mail: ANDREW.STEMMER@DB.COM

Compliance Contact

CRAIG ROBERTS
DIRECTOR
60 WALL STREET
NEW YORK, NY 10005
UNITED STATES
Phone: 212-250-3478
E-mail: CRAIG.ROBERTS@DB.COM

Enforcement/Compliance Communication Contact

CRAIG ROBERTS
DIRECTOR
60 WALL STREET
NEW YORK, NY 10005
UNITED STATES
Phone: 212-250-3478
E-mail: SWAPDEALERCOMPLIANCE@LIST.DB.COM

Filed   June 05, 2018   **OMB Numbers** 3038-0023 and 3038-0072

Registrant   DEUTSCHE BANK AG   **NFA ID**   0210678

Submitted By   MARGIE ADAMS   **User ID**   ADAMSM7

Enforcement/Compliance Communication Contact

MELISSA TANG
VICE PRESIDENT
60 WALL STREET
NEW YORK, NY 10005
UNITED STATES
Phone: 212-250-8488
E-mail: MELISSA.TANG@DB.COM

Filed	June 05, 2018	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	DEUTSCHE BANK AG	**NFA ID**	0210678
Submitted By	MARGIE ADAMS	**User ID**	ADAMSM7

Registrant Certification Statement

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT
SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and
accurate and that in light of the circumstances under which the applicant, registrant or sponsor
has given them, the answers and statements in the update are not misleading in any material
respect; certification that the person who electronically files the update on behalf of the
applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the
update on behalf of the applicant, registrant or sponsor and to make all required certifications
and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is
subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001
for any false statements or omissions made in the update.

National Futures Association

Filed	June 08, 2018	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	DEUTSCHE BANK AG	**NFA ID**	0210678
Submitted By	ANTHONY CARBONETTO	**User ID**	CARBONETTOA1

Business Information

Business Address	TAUNUSANLAGE 12 FRANKFURT AM MAIN FRANKFURT 60262 GERMANY
Phone Number	01149 69 910-00
Fax Number	011 49 69 910-34225
E-mail Address	Not provided.

National Futures Association

Filed	June 08, 2018	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	DEUTSCHE BANK AG	**NFA ID**	0210678
Submitted By	ANTHONY CARBONETTO	**User ID**	CARBONETTOA1

Location of Business Records

Business Records Address

60 WALL STREET
NEW YORK, NY 10005
UNITED STATES

U.S. Address for Production of Business Records

The office of NFA located in New York, NY.

Filed   June 08, 2018   **OMB Numbers** 3038-0023 and 3038-0072

Registrant   DEUTSCHE BANK AG   **NFA ID**   0210678

Submitted By   ANTHONY CARBONETTO   **User ID**   CARBONETTOA1

Contact Information

Registration Contact

MARGIE ADAMS
DIRECTOR - COMPLIANCE OFFICER
60 WALL STREET
NEW YORK, NY 10005
UNITED STATES
Phone: 212/250-5762
Fax: 212/97-2636
E-mail: MARGARET.ADAMS@DB.COM

Membership Contact

MARGIE ADAMS
DIRECTOR - COMPLIANCE OFFICER
60 WALL STREET
NEW YORK, NY 10005
UNITED STATES
Phone: 212/250-5762
Fax: 212/797-2636
E-mail: MARGARET.ADAMS@DB.COM

Accounting Contact

MARGIE ADAMS
DIRECTOR - COMPLIANCE OFFICER
60 WALL STREET
NEW YORK, NY 10005
UNITED STATES
Phone: 212/250-5762
Fax: 212/797-2636
E-mail: MARGARET.ADAMS@DB.COM

Filed	June 08, 2018	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	DEUTSCHE BANK AG	**NFA ID**	0210678
Submitted By	ANTHONY CARBONETTO	**User ID**	CARBONETTOA1

Arbitration Contact

ANDREW STEMMER
DIRECTOR
60 WALL STREET
NEW YORK, NY 10005
UNITED STATES
Phone: 212-250-9039
Fax: 212-250-9322
E-mail: ANDREW.STEMMER@DB.COM

Compliance Contact

CRAIG ROBERTS
DIRECTOR
60 WALL STREET
NEW YORK, NY 10005
UNITED STATES
Phone: 212-250-3478
E-mail: CRAIG.ROBERTS@DB.COM

Chief Compliance Officer

JOHN JUUL
MANAGING DIRECTOR
60 WALL ST.
NEW YORK, NY 10005
UNITED STATES
Phone: 212-250-4926
E-mail: JOHN.JUUL@DB.COM

Filed	June 08, 2018	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	DEUTSCHE BANK AG	**NFA ID**	0210678
Submitted By	ANTHONY CARBONETTO	**User ID**	CARBONETTOA1

Enforcement/Compliance Communication Contact

CRAIG ROBERTS
DIRECTOR
60 WALL STREET
NEW YORK, NY 10005
UNITED STATES
Phone: 212-250-3478
E-mail: SWAPDEALERCOMPLIANCE@LIST.DB.COM

Enforcement/Compliance Communication Contact

WAINWRIGHT ELBERS
VICE PRESIDENT
60 WALL STREET
NEW YORK, NY 10005
UNITED STATES
Phone: 212-250-4247
E-mail: WAINWRIGHT.ELBERS@DB.COM

Filed	June 08, 2018	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	DEUTSCHE BANK AG	**NFA ID**	0210678
Submitted By	ANTHONY CARBONETTO	**User ID**	CARBONETTOA1

Registrant Certification Statement

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0210678   DEUTSCHE BANK AG

FIRM REGULATORY MATTER INFORMATION FILED

MATTER NAME:	NEW YORK STATE DEPARTMENT OF FINANCIAL SERVICES
MATTER DETAIL:	ON JUNE 20, 2018, DBAG AND DBAG'S NEW YORK BRANCH (COLLECTIVELY, "THE BANK") ENTERED INTO A CONSENT ORDER ("ORDER") WITH THE NEW YORK STATE DEPARTMENT OF FINANCIAL SERVICES ("DFS"). ALTHOUGH THE ORDER RECOGNIZED THE BANK'S "EXTRAORDINARY COOPERATION" WITH THE DFS AND INSTITUTION OF "WIDE-RANGING REFORMS TO ADDRESS IMPROPER CONDUCT IN ITS FX TRADING BUSINESS", THE DFS FOUND THAT THE BANK "FAIL[ED] TO IMPLEMENT EFFECTIVE CONTROLS OVER ITS FX BUSINESS" TO ENSURE THAT THE BANK'S FX ACTIVITIES COMPLIED WITH SAFE AND SOUND BANKING PRACTICES AND APPLICABLE INTERNAL POLICIES, WHICH PREVENTED THE BANK FROM DETECTING AND ADDRESSING IMPROPER CONDUCT BY CERTAIN OF ITS FX TRADERS AND SALESPERSONS FROM 2007 TO 2013. AS A RESULT OF THIS CONDUCT, THE DFS FOUND THAT THE BANK ENGAGED IN UNSAFE, UNSOUND, AND IMPROPER CONDUCT. THE ORDER REQUIRES THE BANK NOT TO REHIRE OR RETAIN CERTAIN FORMER EMPLOYEES INVOLVED IN THE MISCONDUCT DESCRIBED IN THE ORDER. THE ORDER ALSO REQUIRES THE BANK TO IMPLEMENT IMPROVEMENTS IN ITS OVERSIGHT, INTERNAL CONTROLS, RISK MANAGEMENT, AND AUDIT PROGRAMS. THE BANK MUST SUBMIT WRITTEN PLANS TO THE DFS AT THE POINT OF 12 AND 24 MONTHS AFTER THE EXECUTION OF THE ORDER CONCERNING THE BANK'S COMPLIANCE WITH APPLICABLE LAWS, REGULATIONS AND BEST PRACTICES; CREATION OF ENHANCED POLICIES AND PROCEDURES; AND MAINTENANCE OF AN HONEST, ETHICAL, AND FAIR FX BUSINESS. THE BANK CONSENTED TO THE ENTRY OF THE ORDER ON JUNE 20, 2018 BY THE DFS, PURSUANT TO WHICH THE BANK: (A) SHALL PAY A CIVIL MONETARY PENALTY OF $205,000,000, WHICH THE BANK PAID ON JUNE 22, 2018; (B) SHALL NOT REHIRE OR RETAIN CERTAIN FORMER EMPLOYEES INVOLVED IN THE MISCONDUCT DESCRIBED IN THE ORDER; (C) SHALL SUBMIT WRITTEN PLANS TO IMPROVE SENIOR MANAGEMENT OVERSIGHT AND THE COMPLIANCE RISK MANAGEMENT PROGRAM, AN ENHANCED WRITTEN INTERNAL CONTROLS AND COMPLIANCE PROGRAM, AND AN ENHANCED WRITTEN INTERNAL AUDIT PROGRAM TO THE DFS WITHIN 90 DAYS OF THE ORDER; (D) FOR SUB-SECTION C, SHALL PROMPTLY IMPLEMENT THE APPROVED PLANS AND PROGRAMS WITHIN 10 DAYS OF APPROVAL BY THE DFS AND THEREAFTER FULLY COMPLY WITH THEM; AND (E) SHALL SUBMIT WRITTEN PROGRESS REPORTS TO THE DFS AT THE POINT OF 12 AND 24 MONTHS AFTER EXECUTION OF THE ORDER.
FILED BY:	ADAMSM7
FILED ON:	7/3/2018 1:11:44 PM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR
AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S,
REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update
are true, complete and accurate and that in light of the circumstances

under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

Paperwork Reduction Act Notice and Privacy Act Notice | Disclaimer and Privacy Policy

© 2002-2021 National Futures Association

National Futures Association

Filed	July 24, 2018	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	DEUTSCHE BANK AG	**NFA ID**	0210678
Submitted By	MARGIE ADAMS	**User ID**	ADAMSM7

Business Information

Business Address	TAUNUSANLAGE 12 FRANKFURT AM MAIN FRANKFURT 60325 GERMANY
Phone Number	01149 69 910-00
Fax Number	011 49 69 910-34225
E-mail Address	Not provided.

Filed	July 24, 2018	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	DEUTSCHE BANK AG	**NFA ID**	0210678
Submitted By	MARGIE ADAMS	**User ID**	ADAMSM7

Location of Business Records

Business Records Address

60 WALL STREET
NEW YORK, NY 10005
UNITED STATES

U.S. Address for Production of Business Records

The office of NFA located in New York, NY.

National Futures Association

Filed	July 24, 2018	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	DEUTSCHE BANK AG	**NFA ID**	0210678
Submitted By	MARGIE ADAMS	**User ID**	ADAMSM7

Contact Information

Registration Contact

MARGIE ADAMS
DIRECTOR - COMPLIANCE OFFICER
60 WALL STREET
NEW YORK, NY 10005
UNITED STATES
Phone: 212-250-5762
Fax: 212-797-2636
E-mail: MARGARET.ADAMS@DB.COM

Membership Contact

MARGIE ADAMS
DIRECTOR - COMPLIANCE OFFICER
60 WALL STREET
NEW YORK, NY 10005
UNITED STATES
Phone: 212-250-5762
Fax: 212-797-2636
E-mail: MARGARET.ADAMS@DB.COM

Accounting Contact

MARGIE ADAMS
DIRECTOR - COMPLIANCE OFFICER
60 WALL STREET
NEW YORK, NY 10005
UNITED STATES
Phone: 212-250-5762
Fax: 212-797-2636
E-mail: MARGARET.ADAMS@DB.COM

Filed	July 24, 2018	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	DEUTSCHE BANK AG	**NFA ID**	0210678
Submitted By	MARGIE ADAMS	**User ID**	ADAMSM7

Arbitration Contact

ANDREW STEMMER
DIRECTOR
60 WALL STREET
NEW YORK, NY 10005
UNITED STATES
Phone: 212-250-9039
Fax: 212-250-9322
E-mail: ANDREW.STEMMER@DB.COM

Compliance Contact

CRAIG ROBERTS
DIRECTOR
60 WALL STREET
NEW YORK, NY 10005
UNITED STATES
Phone: 212-250-3478
E-mail: CRAIG.ROBERTS@DB.COM

Chief Compliance Officer

JOHN JUUL
MANAGING DIRECTOR
60 WALL ST.
NEW YORK, NY 10005
UNITED STATES
Phone: 212-250-4926
E-mail: JOHN.JUUL@DB.COM

Filed	July 24, 2018	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	DEUTSCHE BANK AG	**NFA ID**	0210678
Submitted By	MARGIE ADAMS	**User ID**	ADAMSM7

Enforcement/Compliance Communication Contact

CRAIG ROBERTS
DIRECTOR
60 WALL STREET
NEW YORK, NY 10005
UNITED STATES
Phone: 212-250-3478
E-mail: SWAPDEALERCOMPLIANCE@LIST.DB.COM

Enforcement/Compliance Communication Contact

WAINWRIGHT ELBERS
VICE PRESIDENT
60 WALL STREET
NEW YORK, NY 10005
UNITED STATES
Phone: 212-250-4247
E-mail: WAINWRIGHT.ELBERS@DB.COM

Filed	July 24, 2018	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	DEUTSCHE BANK AG	**NFA ID**	0210678
Submitted By	MARGIE ADAMS	**User ID**	ADAMSM7

Registrant Certification Statement

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0210678   DEUTSCHE BANK AG

FIRM REGULATORY MATTER INFORMATION FILED

MATTER NAME: SECURITIES AND EXCHANGE COMMISSION FILE NO. 3-19373

MATTER DETAIL: ON AUGUST 22, 2019, DEUTSCHE BANK AG ("DBAG"), WITHOUT ADMITTING OR DENYING THE FINDINGS OR CONCLUSIONS THEREIN, ENTERED INTO A SETTLEMENT WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION ("SEC"). THE SEC APPROVED THE SETTLEMENT IN ITS ORDER INSTITUTING CEASE-AND-DESIST PROCEEDINGS PURSUANT TO SECTION 21C OF THE SECURITIES EXCHANGE ACT OF 1934, MAKING FINDINGS, AND IMPOSING A CEASE-AND-DESIST ORDER ("ORDER"). IN THE ORDER, THE SEC ALLEGED THAT DBAG PROVIDED EMPLOYMENT TO THE RELATIVES OF FOREIGN GOVERNMENT OFFICIALS AS A PERSONAL BENEFIT TO THOSE OFFICIALS IN ORDER TO INFLUENCE THEM TO ASSIST DBAG IN OBTAINING OR RETAINING BUSINESS OR OTHER BENEFITS BETWEEN 2006 AND 2014. THE SEC ALLEGED THAT DBAG'S 2010 ASIA-PACIFIC HIRING POLICY DID NOT APPLY TO ALL CATEGORIES OF HIRES AND WAS NOT EFFECTIVELY ENFORCED BY DBAG TO DETECT AND PREVENT ITS EMPLOYEES FROM OFFERING TEMPORARY EMPLOYMENT TO CANDIDATES REFERRED BY CURRENT OR POTENTIAL CLIENTS TO DETECT AND PREVENT CORRUPT HIRING PRACTICES. THE SEC ALLEGED THAT DBAG EMPLOYEES CREATED FALSE BOOKS AND RECORDS THAT CONCEALED THESE HIRING PRACTICES AND FAILED TO ACCURATELY DOCUMENT AND RECORD CERTAIN RELATED EXPENSES. THE SEC ALSO ALLEGED THAT DBAG FAILED TO DEVISE AND MAINTAIN A SYSTEM OF INTERNAL ACCOUNTING CONTROLS AROUND ITS HIRING PRACTICES SUFFICIENT TO PROVIDE REASONABLE ASSURANCES THAT ITS EMPLOYEES DID NOT VIOLATE ANTI-BRIBERY LAWS. PURSUANT TO THE ORDER, DBAG AGREED TO: (I) CEASE AND DESIST FROM VIOLATING SECTIONS 13(B)(2)(A) AND 13(B)(2)(B) OF THE SECURITIES EXCHANGE ACT OF 1934 AND (II) PAY DISGORGEMENT OF $10,785,900, PREJUDGMENT INTEREST OF $2,392,950, AND A CIVIL MONEY PENALTY OF $3,000,000, WHICH WAS PAID ON SEPTEMBER 3, 2019.

FILED BY: ADAMSM7

FILED ON: 9/11/2019 4:59:08 PM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section

9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

Disciplinary Information (Firm)

COMMODITY FUTURES TRADING COMMISSION
NATIONAL FUTURES ASSOCIATION

Filed on January 27, 2020

NFA ID 0210678 DEUTSCHE BANK AG
Submitted by MARGIE ADAMS (ADAMSM7)

Instructions

READ THESE INSTRUCTIONS CAREFULLY BEFORE COMPLETING OR REVIEWING THE APPLICATION. THE FAILURE TO ANSWER ALL QUESTIONS COMPLETELY AND ACCURATELY OR THE OMISSION OF REQUIRED INFORMATION MAY RESULT IN THE DENIAL OR REVOCATION OF REGISTRATION.

THE FAILURE TO DISCLOSE A DISCIPLINARY MATTER EITHER IN AN APPLICATION OR AN UPDATE WILL RESULT IN THE IMPOSITION OF A LATE DISCLOSURE FEE IN ACCORDANCE WITH NFA REGISTRATION RULE 210(c).

Not every section applies to every applicant. Certain sections apply depending on the registration category or categories being applied for. The text above these sections explains who must complete the section.

DEFINED TERMS

Words that are underlined in this form are either defined terms and have the meanings contained in the Definition of Terms section or links to the text of Commodity Exchange Act provisions, CFTC Regulations or NFA Rules.

GENERAL

Read the Instructions and Questions Carefully

A question that is answered incorrectly because it was misread or misinterpreted can result in severe consequences, including denial or revocation of registration. Although this applies to all questions in the application, it is particularly important to the questions in the Disciplinary Information Section.

Rely Only on Advice from NFA Staff

A question that is answered incorrectly because of advice received from a lawyer, employer, a judge or anyone else (other than a member of NFA's Registration Investigations or Legal (RIL) staff) can result in severe consequences, including denial or revocation of registration. This also applies to all questions in the form, but is particularly important regarding the Disciplinary Information Section. If the language of a question in the Disciplinary Information Section requires disclosure of a matter, a "Yes" answer to the question is required no matter what other advice has been received from anyone other than NFA's RIL staff. Additionally, the applicant or registrant remains responsible for failures to disclose even if someone completes the form on the applicant's or registrant's behalf.

Update the Information on the Application

If information provided on the application changes or a matter that would have required disclosure on the application occurs after the application is filed, the new information must be promptly filed. APs and Principals should advise their Sponsors of the new information, and the Sponsor must file the update on their behalf. The failure to promptly update information can result in severe consequences, including denial or revocation of registration.

Compliance with Disclosure Requirements of Another Regulatory Body is not Sufficient

With some exceptions, which are described below in the Regulatory and Financial Disclosures sections, if any

question requires the provision of information, that information must be provided. In particular, if a question in the Disciplinary Information Section requires disclosure of a matter, the question must be answered "Yes" and additional documents must be provided even if the matter has been disclosed to another regulatory body such as FINRA, an exchange or a state regulator. Similarly, disclosure is required even if another regulatory body does NOT require disclosure of the same matter.

Call NFA with Questions

If there is any question about whether particular information must be provided, whether a particular matter must be disclosed or whether a particular question requires a "Yes" answer, call the NFA Information Center at (800) 621-3570 or (312) 781-1410. Representatives are available from 8:00 a.m. to 5:00 p.m., Central Time, Monday through Friday. If the advice of NFA staff is sought, a written record containing the date of the conversation, the name of the NFA staff person giving the advice and a description of the advice should be made during the conversation and kept in the event an issue concerning disclosure of the matter arises later.

DISCIPLINARY INFORMATION SECTION

Criminal Disclosures

Some common mistakes in answering the criminal disclosure questions involve expungements, diversion programs and similar processes. The Commodity Futures Trading Commission requires a "Yes" answer even if the matter has been expunged or the records sealed, there was no adjudication or finding of guilt, the guilty plea was vacated or set aside or the matter was dismissed upon completion of the diversion program.

Another common error regarding criminal matters concerns matters that do not involve the derivatives industry. All criminal matters must be disclosed, even if a matter is unrelated to the derivatives industry, unless the case was decided in a juvenile court or under a Youth Offender law.

Regulatory Disclosures

Regulatory actions taken by the Commodity Futures Trading Commission, NFA or U.S. futures exchanges do not need to be disclosed since NFA is already aware of them once they are entered into NFA's BASIC system.

Financial Disclosures

It is not necessary to disclose arbitration awards or CFTC reparations matters unless the applicant or registrant has failed to pay an award related to a CFTC-related product or an order entered in a reparations matter.

Only adversary actions that a U.S. bankruptcy trustee files must be disclosed. Adversary actions that creditors file are not disclosable. A person named as a party to an adversary action in a bankruptcy proceeding must disclose the action, even if the person is not the bankrupt person.

ADDITIONAL DOCUMENTS

For each matter that caused a "Yes" answer, a Disclosure Matter Page (DMP), which is accessible using NFA's DMP Filing System, must be filed. In addition to the required DMP, other documents about the matter must be provided to NFA. If court documents are unavailable, a certified letter from the court verifying that must be sent to NFA. If documents other than court documents are unavailable, a written explanation for their unavailability must be provided. Electronic copies of the documents can be uploaded using NFA's DMP Filing System or documents may be sent to NFA by email to registration@nfa.futures.org, fax to (312) 559-3411 or mail to NFA Registration Department, 300 S. Riverside Plaza, Suite 1800, Chicago, IL 60606.

Providing all documents to NFA is important. Failure to do so will delay the registration process and may result in a denial of the application.

Definition of Terms

(The following terms are defined solely for the purpose of using NFA's Online Registration System.)

10% OR MORE INTEREST: direct or indirect ownership of 10% or more of an entity's stock; entitlement to vote or empowered to sell 10% or more of an entity's voting securities; contribution of 10% or more of an entity's capital; or entitlement to 10% or more of an entity's net profits.

ADJUDICATION: in a criminal case, a determination by the court that the defendant is guilty or not guilty.

ADVERSARY ACTION: a lawsuit arising in or related to a bankruptcy case commenced by a creditor or bankruptcy trustee by filing a complaint with the bankruptcy court.

ALIAS: another name utilized by an individual or previously used by an entity.

CHARGE: a formal complaint, information, indictment or equivalent instrument containing an accusation of a crime.

DBA: abbreviation for Doing Business As. The firm is doing its futures, retail off-exchange forex or swaps business by this name.

DESIGNATED SUPERVISOR: solely for the purpose of determining whether the Branch Manager Examination (Series 30) is required, Designated Supervisor means a person who is registered with FINRA (formerly known as NASD) as a General Securities Representative and has been designated to act as the supervisor of an office that is not an Office of Supervisory Jurisdiction ("non-OSJ"), provided that:

- either the futures activity conducted in the non-OSJ that is subject to the Designated Supervisor's supervision is limited to activity not requiring the Series 3 Examination and both the Designated Supervisor and the Branch Manager of the Office of Supervisory Jurisdiction to which the non-OSJ reports have otherwise satisfied NFA's Proficiency Requirements appropriate to their supervisory activities; or

- the activity that is conducted in the non-OSJ that requires the Series 3 Examination is supervised by the Branch Manager of the Office of Supervisory Jurisdiction to which the non-OSJ reports and both the Designated Supervisor and Branch Office Manager have passed the Series 3 Examination.

ENJOINED: subject to an injunction.

ENTITY: any person other than an individual.

ENTITY FLOOR TRADER: an applicant that files or registrant that filed a Form 7-R to apply for registration as a floor trader.

FELONY: any crime classified as a felony and for states and countries that do not differentiate between a felony or misdemeanor, an offense that could result in imprisonment for any period of more than one year. The term also includes a general court martial.

FINANCIAL SERVICES INDUSTRY: the commodities, securities, accounting, banking, finance, insurance, law or real estate industries.

FLOOR TRADER ORDER ENTERER: an individual responsible for entry of orders from an Entity Floor Trader's own account.

FOUND: subject to a determination that conduct or a rule violation has occurred. The term applies to dispositions

of any type, including but not limited to consent decrees or settlements in which the findings are neither admitted nor denied or in which the findings are for settlement or record purposes only.

INDIRECT OWNER: an individual who through agreement, holding companies, nominees, trusts or otherwise:

- is the owner of 10% or more of the outstanding shares of any class of an <u>entity's</u> equity securities, other than non-voting securities;

- is entitled to vote 10% or more of the outstanding shares of any class of an <u>entity's</u> equity securities, other than non-voting securities;

- has the power to sell or direct the sale of 10% or more of the outstanding shares of any class of an <u>entity's</u> equity securities, other than non-voting securities;

- is entitled to receive 10% or more of an <u>entity's</u> net profits; or

- has the power to exercise a controlling influence over an <u>entity's</u> activities that are subject to regulation by the Commission.

INTERNAL REVENUE CODE:

Section 7203:   Willful Failure to File Return, Supply Information or Pay Tax
Section 7204:   Fraudulent Statement or Failure to Make Statement
Section 7205:   Fraudulent Withholding Exemption Certificate or Failure to Supply Information
Section 7207:   Fraudulent Returns, Statements or Other Documents

INVESTMENT RELATED STATUTES:

- The Commodity Exchange Act

- The Securities Act of 1933

- The Securities Exchange Act of 1934

- The Public Utility Holding Company Act of 1935

- The Trust Indenture Act of 1939

- The Investment Advisers Act of 1940

- The Investment Company Act of 1940

- The Securities Investors Protection Act of 1970

- The Foreign Corrupt Practices Act of 1977

- Chapter 96 of Title 18 of the United States Code

- Any similar statute of a State or foreign jurisdiction

- Any rule, regulation or order under any such statutes; and

- The rules of the Municipal Securities Rulemaking Board

MISDEMEANOR: any crime classified as a misdemeanor and for states and countries that do not differentiate between a <u>felony</u> or misdemeanor, an offense that could result in imprisonment for any period of at least six days but not more than one year. By way of example, an offense for which the maximum period of imprisonment is 60 days would be considered a misdemeanor. The term also includes a special court martial.

NON-U.S. NATURAL PERSON: an individual who has not resided in the U.S. since reaching the age of 18 years.

OTHER NAME: For firms, including sole proprietors, any other name that the firm uses or has used in the past but not the name of any other legal <u>entity</u> that the firm has an affiliation or association with (see <u>DBA</u>). For individuals, this is any name the person is or has been known by. For example, a maiden name, an <u>alias</u> name that you use or are known by, or a previous name if you have changed your legal name.

OUTSIDE DIRECTOR: an individual who is director of an applicant or registrant and who:

- is not an officer or employee of the applicant or registrant;

- is not engaged in or have direct supervisory responsibility over persons engaged in the solicitation of

  - or acceptance of customers' orders or retail forex customers' orders;
  - funds, securities or property for participation in a commodity pool;
  - a client's or prospective client's discretionary account;
  - leverage customers' orders for leverage transactions;
  - or acceptance of a swap agreement; or

- does not regularly have access to the keeping, handling or processing of:

  - transactions involving "commodity interests", as that term is defined in CFTC Regulation 1.3;
  - customer funds, retail forex customer funds, leverage customer funds, foreign futures or foreign options secured amount, or adjusted net capital.

PERSON: an individual, association, partnership, corporation, limited liability company, limited liability partnership, trust, or other form of business organization.

PRINCIPAL - means, with respect to an applicant, a registrant, or a <u>person</u> required to be registered under the Act:

(1) an individual who is:

- a sole proprietor of a sole proprietorship;

- a general partner of a partnership;

- a director, president, chief executive officer, chief operating officer, chief financial officer, or a person

in charge of a business unit, division or function subject to regulation by the Commission of a corporation, limited liability company or limited liability partnership;

- a manager, managing member or a member vested with the management authority for a limited liability company or limited liability partnership; or

- a chief compliance officer; or

(2) an individual who directly or indirectly, through agreement, holding companies, nominees, trusts or otherwise:

- is the owner of 10% or more of the outstanding shares of any class of an applicant or registrant's equity securities, other than non-voting securities;

- is entitled to vote 10% or more of the outstanding shares of any class of an applicant or registrant's equity securities, other than non-voting securities;

- has the power to sell or direct the sale of 10% or more of the outstanding shares of any class of an applicant or registrant's equity securities, other than non-voting securities;

- is entitled to receive 10% or more of an applicant or registrant's net profits; or

- has the power to exercise a controlling influence over an applicant or registrant's activities that are subject to regulation by the Commission; or

(3) an entity that:

- is a general partner of a partnership; or

- is the direct owner of 10% or more of the outstanding shares of any class of an applicant or registrant's equity securities, other than non-voting securities; or

(4) an individual who or an entity that:

- has contributed 10% or more of an applicant or registrant's capital unless such capital contribution consists of subordinated debt contributed by:

  - an unaffiliated bank insured by the Federal Deposit Insurance Corporation;
  - an unaffiliated "foreign bank," as defined in 12 CFR 211.21(n) that currently operates an "office of a foreign bank," as defined in 12 CFR 211.21(t), which is licensed under 12 CFR 211.24(a);
  - such office of an unaffiliated, licensed foreign bank; or
  - an insurance company subject to regulation by any State,

  provided such debt is not guaranteed by an individual who or entity that is not a principal of the applicant or registrant.

For the purpose of answering Questions A, B, C, D, E, F, G, I and K of the Disciplinary Information sections in the Form 8-R, PRINCIPAL also means an individual described in (1), (2) or (4) above with respect to any entity whether or not the entity is an applicant, registrant, or a person required to be registered under the Act.

SELF-REGULATORY ORGANIZATION (SRO): a private, non-governmental organization authorized to set and enforce standards of conduct for an industry. NFA, FINRA (formerly known as NASD), and the securities and futures exchanges in the U.S. are examples of domestic SROs.

UNITED STATES CRIMINAL CODE:

Section 152:	Concealment of assets, making false claims or bribery in connection with a bankruptcy
Section 1341, 1342 or 1343:	Mail fraud
Chapter 25:	Counterfeiting and forgery
Chapter 47:	Fraud or false statements in a matter within the jurisdiction of a United States department or agency
Chapter 95 or 96:	Racketeering and Racketeering Influence

Disciplinary Information - Criminal Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

THE QUESTIONS ON THIS PAGE MUST BE ANSWERED "YES" EVEN IF:

- ADJUDICATION OF GUILT WAS WITHHELD OR THERE WAS NO CONVICTION; OR

- THERE WAS A CONDITIONAL DISCHARGE OR POST-CONVICTION DISMISSAL AFTER SUCCESSFUL COMPLETION OF A SENTENCE; OR

- A STATE CERTIFICATE OF RELIEF FROM DISABILITIES OR SIMILAR DOCUMENT WAS ISSUED RELIEVING THE HOLDER OF FORFEITURES, DISABILITIES OR BARS RESULTING FROM A CONVICTION; OR

- THE RECORD WAS EXPUNGED OR SEALED; OR

- A PARDON WAS GRANTED.

THE QUESTIONS MAY BE ANSWERED "NO" IF THE CASE WAS DECIDED IN A JUVENILE COURT OR UNDER A YOUTH OFFENDER LAW.

For each matter that requires a "Yes" answer to Questions A, B or C below, a Criminal Disclosure Matter Page (DMP) must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any; and

- the date of the determination.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the charges;

- the classification of the offense, i.e., felony or misdemeanor;

- the plea, sentencing and probation information, as applicable;

- the final disposition; and

- a summary of the circumstances surrounding the criminal matter.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question A

Has the firm ever pled guilty or nolo contendere ("no contest") to or been convicted or found guilty of any felony in any U.S., non-U.S. or military court?

No

Question B

Has the firm ever pled guilty to or been convicted or found guilty of any <u>misdemeanor</u> in any U.S., non-U.S. or military court which involves:

- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering, or misappropriation of funds, securities or property; or
- violation of <u>sections 7203, 7204, 7205 or 7207 of the Internal Revenue Code of 1986</u>; or
- violation of <u>sections 152, 1341, 1342 or 1343 or chapters 25, 47, 95 or 96 of the U.S. Criminal Code</u>; or
- any transaction in or advice concerning futures, options, leverage transactions or securities?

No

Question C

Is there a <u>charge</u> pending, the resolution of which could result in a "Yes" answer to the above questions?

No

Will you be filing a Criminal DMP with respect to a new matter? No

Disciplinary Information - Regulatory Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

For each matter that requires a "Yes" answer to Questions D, E, F, G, H or I below, a Regulatory DMP must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any;

- the date of the determination; and
- a summary of the circumstances surrounding the regulatory matter.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the allegations; and

- the final disposition.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question D

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has a court ever permanently or temporarily <u>enjoined</u> the firm after a hearing or default or as the result of a settlement, consent decree or other agreement, from engaging in or continuing any activity involving:

- any transaction in or advice concerning futures, options, leverage transactions or securities; or
- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property?

No

Question E

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has the firm ever been <u>found</u>, after a hearing or default or as the result of a settlement, consent decree or other agreement, to:

- have violated any provision of any <u>investment-related statute</u> or regulation thereunder; or
- have violated any statute, rule, regulation or order which involves embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property; or
- have willfully aided, abetted, counseled, commanded, induced or procured such violation by any other person; or
- have failed to supervise another person's activities under any <u>investment-related statute</u> or regulation thereunder?

Yes

Question F

Has the firm ever been debarred by any agency of the U.S. from contracting with the U.S.?

No

Question G

Has the firm ever been the subject of any order issued by or a party to any agreement with a U.S. or non-U.S. regulatory authority (other than the CFTC), including but not limited to a licensing authority, or self-regulatory organization (other than NFA or a U.S. futures exchange) that prevented or restricted the firm's ability to engage in any business in the financial services industry?

No

Question H

Are any of the orders or other agreements described in Question G currently in effect against the firm?

No

Question I

Is the firm a party to any action, the resolution of which could result in a "Yes" answer to the above questions?

No

Will you be filing a Regulatory DMP with respect to a new matter?No

Disciplinary Information - Financial Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

For each matter that requires a "Yes" answer to Question J below, a Financial DMP must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any;

- the date of the determination; and
- a summary of the circumstances surrounding the financial matter.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the allegations; and

- the final disposition.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question J

Has the firm ever been the subject of an adversary action brought by a U.S. bankruptcy trustee?

Yes

Will you be filing a Financial DMP with respect to a new matter?No

Registration Certification Statement

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

Firm Business Locations

COMMODITY FUTURES TRADING COMMISSION
NATIONAL FUTURES ASSOCIATION

Filed on March 12, 2020

NFA ID 0210678 DEUTSCHE BANK AG
Submitted by MARGIE ADAMS (ADAMSM7)

Business Information

Street Address 1	TAUNUSANLAGE 12
Street Address 2	FRANKFURT AM MAIN
City	FRANKFURT
Zip/Postal Code	60325
Country	GERMANY
Phone Number	01149 69 910-00
Fax Number	011 49 69 910-34225
Email	Not provided
Website/URL	WWW.DB.COM
CRD/IARD ID	Not provided

Location of Business Records

Street Address 1	60 WALL STREET
City	NEW YORK
State	NEW YORK
Zip/Postal Code	10005
Country	UNITED STATES

Registration Contact Information

First Name	MARGIE
Last Name	ADAMS
Title	DIRECTOR - COMPLIANCE OFFICER
Street Address 1	60 WALL STREET
City	NEW YORK
State (United States only)	NEW YORK
Zip/Postal Code	10005
Country	UNITED STATES
Phone	212-250-5762
Fax	212-797-2636
Email	MARGARET.ADAMS@DB.COM

Enforcement/Compliance Communication Contact Information

First Name	WAINWRIGHT
Last Name	ELBERS
Title	VICE PRESIDENT
Street Address 1	60 WALL STREET
City	NEW YORK
State (United States only)	NEW YORK
Zip/Postal Code	10005
Country	UNITED STATES
Phone	212-250-4247
Email	WAINWRIGHT.ELBERS@DB.COM

First Name	CRAIG
Last Name	ROBERTS
Title	DIRECTOR
Street Address 1	60 WALL STREET
City	NEW YORK
State (United States only)	NEW YORK
Zip/Postal Code	10005
Country	UNITED STATES
Phone	212-250-3478
Email	SWAPDEALERCOMPLIANCE@LIST.DB.COM

Membership Contact Information

Membership Contact
First Name	MARGIE
Last Name	ADAMS
Title	DIRECTOR - COMPLIANCE OFFICER
Street Address 1	60 WALL STREET
City	NEW YORK
State (United States only)	NEW YORK
Zip/Postal Code	10005
Country	UNITED STATES
Phone	212-250-5762
Fax	212-797-2636
Email	MARGARET.ADAMS@DB.COM

Accounting Contact
First Name	MARGIE
Last Name	ADAMS
Title	DIRECTOR - COMPLIANCE OFFICER
Street Address 1	60 WALL STREET
City	NEW YORK
State (United States only)	NEW YORK
Zip/Postal Code	10005
Country	UNITED STATES
Phone	212-250-5762
Fax	212-797-2636
Email	MARGARET.ADAMS@DB.COM

Arbitration Contact

First Name	ANDREW
Last Name	STEMMER
Title	DIRECTOR
Street Address 1	60 WALL STREET
City	NEW YORK
State (United States only)	NEW YORK
Zip/Postal Code	10005
Country	UNITED STATES
Phone	212-250-9039
Fax	212-250-9322
Email	ANDREW.STEMMER@DB.COM

Compliance Contact

First Name	JAMES
Last Name	MELLSTROM
Title	DIRECTOR
Street Address 1	60 WALL STREET
City	NEW YORK
State (United States only)	NEW YORK
Zip/Postal Code	10005
Country	UNITED STATES
Phone	212-250-8743
Email	JAMES.MELLSTROM@DB.COM

Chief Compliance Officer Contact

First Name	CHARLES
Last Name	RINALDI
Title	MANAGING DIRECTOR
Street Address 1	60 WALL ST.
City	NEW YORK
State (United States only)	NEW YORK
Zip/Postal Code	10005
Country	UNITED STATES
Phone	212-250-1918
Email	CJ.RINALDI@DB.COM

Registration Certification Statement

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

Filed	April 17, 2020	**OMB Numbers**	3038-0023 and 3038-0072
Applicant	DEUTSCHE BANK AG	**NFA ID**	0210678
Submitted By	MARGIE ADAMS	**User ID**	ADAMSM7

Paperwork Reduction Act Notice and Privacy Act Notice

Paperwork Reduction Act Notice

OMB Numbers 3038-0023 and 3038-0072

You are not required to provide the information requested on a form subject to the Paperwork Reduction Act unless the form displays a valid OMB Control Number.

The time needed to complete and file Form 7-R, Form 7-W, Form 8-R and Form 8-T may vary depending upon individual circumstances. The estimated average times are:

Form 7-R

FCM	0.6 hours
SD	1.1 hours
MSP	1.1 hours
RFED	0.6 hours
IB	0.5 hours
CPO	0.5 hours
CTA	0.5 hours
FT	0.6 hours

Form 7-W	0.1 hours
Form 8-R	1.0 hours
Form 8-T	0.2 hours.

Privacy Act Notice

The information in Forms 7-R, 7-W, 8-R and 8-T and on the fingerprint card is being collected pursuant to authority granted in Sections 2(c), 4f, 4k, 4n, 4s, 8a and 19 of the Commodity Exchange Act, 7 U.S.C. §§ 2(c), 6f, 6k, 6n, 6s, 12a and 23. Under Section 2(c), it is unlawful for anyone to engage in off-exchange foreign currency futures transactions or off-exchange foreign currency leveraged, margined or financed transactions with persons who are not eligible contract participants without registration, or exemption from registration, as a retail foreign exchange dealer, futures commission merchant, introducing broker, commodity pool operator or commodity trading advisor, as appropriate. Under Section 4d of the Commodity Exchange Act, 7 U.S.C. §6d, it is unlawful for anyone to act as a futures commission merchant or introducing broker without being registered in that capacity under the Act. Under Section 4m of the Commodity Exchange Act, 7 U.S.C. §6m, it is unlawful for a commodity trading advisor or commodity pool operator to make use of the mails or any means or instrumentality of interstate commerce in connection with his business as a commodity trading advisor or commodity pool operator without being registered in the appropriate capacity under the Act, except that a commodity trading advisor who, during

Filed   April 17, 2020   **OMB Numbers** 3038-0023 and 3038-0072

Applicant   DEUTSCHE BANK AG   **NFA ID**   0210678

Submitted By MARGIE ADAMS   **User ID**   ADAMSM7

the course of the preceding 12 months, has not furnished commodity trading advice to more than 15 persons and does not hold himself out generally to the public as a commodity trading advisor, need not register. Under Section 4s of the Commodity Exchange Act, 7 U.S.C. §6s, it is unlawful for anyone to act as a swap dealer or major swap participant without being registered in that capacity under the Act. Under Section 19 of the Commodity Exchange Act, 7 U.S.C. §23, and Section 31.5 of the CFTC's regulations, it is unlawful for anyone to act as a leverage transaction merchant without being registered in that capacity under the Act.

The information requested in Form 7-R is designed to assist NFA and the CFTC, as appropriate, in determining whether the application for registration should be granted or denied and to maintain the accuracy of registration files. The information in Form 7-W is designed to assist NFA and the CFTC in determining whether it would be contrary to the requirements of the Commodity Exchange Act, or any rule, regulation or order thereunder, or the public interest to permit withdrawal from registration.

The information requested in Form 8-R and on the fingerprint card will be used by the CFTC or NFA, as appropriate, as a basis for conducting an inquiry into the individual's fitness to be an associated person, floor broker or floor trader or to be a principal of a futures commission merchant, swap dealer, major swap participant, retail foreign exchange dealer, introducing broker, commodity trading advisor, commodity pool operator, leverage transaction merchant or non-natural person floor trader.

Portions of the information requested in Form 8-R will be used by the CFTC and, in appropriate cases, by NFA, to confirm the registration of certain associated persons. The information requested in Form 8-T will be used by the CFTC, and, in appropriate cases, by NFA, to record the registration status of the individual and, in appropriate cases, as a basis for further inquiry into the individual's fitness to remain in business subject to the CFTC's jurisdiction.

With the exception of the social security number and Federal employer identification number, all information in Forms 8-R and 8-T must be furnished. Disclosure of the social security number and Federal employer identification number is voluntary. The social security number and the Federal employer identification number are sought pursuant to the Debt Collection Improvement Act of 1996, which allows the CFTC to use the social security number or taxpayer identifying number furnished to the CFTC as part of the registration process for purposes of collecting and reporting on any debt owed to the U.S. Government, including civil monetary penalties. Although voluntary, the furnishing of a social security number or Federal employer identification number assists the CFTC and NFA in identifying individuals and firms, and therefore expedites the processing of those forms.

The failure by an applicant, registrant or principal to timely file a properly completed Form 7-R and all other related required filings may result in the denial of an application for registration or withdrawal thereof or, in the case of an annual records maintenance fee, treating the registrant as having petitioned for withdrawal. Failure by an applicant, registrant or principal to timely file or

Filed   April 17, 2020   **OMB Numbers** 3038-0023 and 3038-0072

Applicant   DEUTSCHE BANK AG   **NFA ID**   0210678

Submitted By   MARGIE ADAMS   **User ID**   ADAMSM7

cause to be filed a properly completed Form 8-R or 8-T, any other required related filings, or a fingerprint card may result in the lapse, denial, suspension or revocation of registration, withdrawal of the application or other enforcement or disciplinary action by the CFTC or NFA.

NFA makes available to the public on NFA website(s), including the Background Affiliation Status Information Center (BASIC), firm directories, business addresses, telephone numbers, registration categories, effective dates of registration, registration status, and disciplinary action taken concerning futures commission merchants, introducing brokers, commodity pool operators, commodity trading advisors, swap dealers, major swap participants and retail foreign exchange dealers and their associated persons and principals; non-natural person floor traders and their principals; and floor trader order enterers.

Additional information on Forms 7-R, 7-W, 8-R and 8-T is publicly available, and may be accessed by contacting the National Futures Association, Registration Department, Suite 1800, 300 S. Riverside Plaza, Chicago, IL 60606-6615, except for the following information, which is generally not available for public release unless required under the Freedom of Information Act (FOIA):

*   The fingerprint card, including its demographic information;social security number;date of birth;location of birth;current residential address; andany supplementary information filed in response to the Form 8-R "Personal Information," "Disciplinary Information," "Matter Information," or "Disclosure Matter" sections, Form 8-T "Withdrawal Reasons," "Disciplinary Information," or "Matter Information" sections, and Form 7-W, "Additional Customer Information" sections.

The CFTC, or NFA acting in accordance with rules approved by the CFTC, may disclose to third parties any information provided on Forms 7-R, 7-W, 8-R and 8-T pursuant to the Commodity Exchange Act, 7 U.S.C. §1 et. seq., Privacy Act of 1974, 5 U.S.C. §552a (Privacy Act), and the Commission's Privacy Act routine uses published in the Federal Register, which may include, but is not limited to, disclosure to Federal, state, local, or foreign law enforcement or regulatory authorities acting within the scope of their jurisdiction or for their use in meeting responsibilities assigned to them by law. The information will be maintained and disclosures will be made in accordance with CFTC Privacy Act System of Records Notice CFTC-12, National Futures Association (NFA) Applications Suite System (Exempted), CFTC-10, Investigatory Records (Exempted), or another relevant System of Records Notice, available from the CFTC "Privacy Program" page, http://www.cftc.gov/Transparency/PrivacyOffice.

If an individual believes that information on the forms is confidential, the individual may petition the CFTC, pursuant to 17 CFR 145.9, to treat such information as confidential in response to requests under FOIA. 5 U.S.C. §552. The filing of a petition for confidential treatment, however, does not guarantee that the information will be treated confidentially in response to a FOIA request. The CFTC will make no determination as to confidential treatment of information

National Futures Association

Part 30.5 Exemption Page 4

Filed	April 17, 2020	**OMB Numbers**	3038-0023 and 3038-0072
Applicant	DEUTSCHE BANK AG	**NFA ID**	0210678
Submitted By	MARGIE ADAMS	**User ID**	ADAMSM7

submitted unless and until the information is the subject of an FOIA request.

This notice is provided in accordance with the requirements of the Privacy Act, 5 U.S.C. §552a(e)(3), and summarizes some of an individual's rights under the Privacy Act, 5 U.S.C. §552a. Individuals desiring further information should consult the CFTC's regulations under the Privacy Act, 17 CFR Part 146, and under the Freedom of Information Act, 17 CFR Part 145, and the CFTC's published System of Records Notices, which describe the existence and character of each system of records maintained by the CFTC, available at the CFTC "Privacy Program" page.

Forms which have not been prepared and executed in compliance with applicable requirements may not be acceptable for filing. Acceptance of this form shall not constitute any finding that the information is true, current or complete. Misstatements or omissions of fact may constitute federal criminal violations [7 U.S.C. §13 and 18 U.S.C. §1001] or grounds for disqualification from registration.

Filed	April 17, 2020	**OMB Numbers**	3038-0023 and 3038-0072
Applicant	DEUTSCHE BANK AG	**NFA ID**	0210678
Submitted By	MARGIE ADAMS	**User ID**	ADAMSM7

Exemption Categories

INTRODUCING BROKER

Filed	April 17, 2020	**OMB Numbers**	3038-0023 and 3038-0072
Applicant	DEUTSCHE BANK AG	**NFA ID**	0210678
Submitted By	MARGIE ADAMS	**User ID**	ADAMSM7

Business Information

Business Address   TAUNUSANLAGE 12
FRANKFURT AM MAIN
FRANKFURT, 60325
GERMANY

Phone Number   01149 69 910-00

Fax Number   011 49 69 910-34225

E-mail Address   Not provided.

Website / URL   WWW.DB.COM

Federal EIN   132944988

CRD ID   Not provided.

Other Names   None.

Regulator Information

Filed   April 17, 2020   **OMB Numbers** 3038-0023 and 3038-0072

Applicant   DEUTSCHE BANK AG   **NFA ID**   0210678

Submitted By   MARGIE ADAMS   **User ID**   ADAMSM7

Non-U.S. Regulator Information

GERMAN - BUNDESANSTALT FÜR FINANZDIENSTLEISTUNGSAUFSICHT
(BAFIN)
EUROPEAN CENTRAL BANK
BANGKOK – BANK OF THAILAND
LONDON - FINANCIAL SERVICES AUTHORITY (FSA)
MUMBAI - SECURITIES AND EXCHANGE BOARD OF INDIA
SEOUL - FINANCIAL SUPERVISORY SERVICE (FSS)
SINGAPORE - MONETARY AUTHORITY OF SINGAPORE (MAS)
TAIPEI - SECURITIES AND FUTURES BUREAU (SFB)
TOKYO - FINANCIAL SERVICES AGENCY

NOTE: THE APPLICANT IS A GLOBAL FINANCIAL INSTITUTION THAT IS
HEADQUARTERED IN FRANKFURT, GERMANY AND THAT HAS BRANCH
OFFICES IN MANY JURISDICTIONS AROUND THE WORLD. THE APPLICANTS
PRIMARY REGULATOR IN GERMANY (AND THUS, VIA THE EUROPEAN
PASSPORT CONCEPT, IN THE EUROPEAN UNION) IS THE BUNDESANSTALT
FÜR FINANZDIENSTLEISTUNGSAUFSICHT (THE BAFIN). THE APPLICANTS
NON-GERMAN BRANCHES ARE ALSO SUBJECT TO HOST COUNTRY
REGULATION AND SUPERVISION REGARDING CERTAIN MATTERS. WE HAVE
PROVIDED A LIST OF REGULATORS WHERE THE APPLICANT HAS
APPRECIABLE US FACING SWAPS.

Filed	April 17, 2020	**OMB Numbers**	3038-0023 and 3038-0072
Applicant	DEUTSCHE BANK AG	**NFA ID**	0210678
Submitted By	MARGIE ADAMS	**User ID**	ADAMSM7

Agent Information

A Registered Futures Commission Merchant through which the applicant does business.

National Futures Association

Part 30.5 Exemption   Page 9

Filed	April 17, 2020	**OMB Numbers**	3038-0023 and 3038-0072
Applicant	DEUTSCHE BANK AG	**NFA ID**	0210678
Submitted By	MARGIE ADAMS	**User ID**	ADAMSM7

Doing Business With

0210600 DEUTSCHE BANK SECURITIES INC

National Futures Association

Filed	April 17, 2020	**OMB Numbers**	3038-0023 and 3038-0072
Applicant	DEUTSCHE BANK AG	**NFA ID**	0210678
Submitted By	MARGIE ADAMS	**User ID**	ADAMSM7

Contact Information

Exempt Foreign Firm Contact

GUY TWINN
WINCHESTER HOUSE, 1 GREAT WINCHESTER STREET
LONDON, EC2N 2DB
UNITED KINGDOM
Phone: 44(20)75459592
E-mail: GUY.TWINN@DB.COM

Filed	April 17, 2020	**OMB Numbers**	3038-0023 and 3038-0072
Applicant	DEUTSCHE BANK AG	**NFA ID**	0210678
Submitted By	MARGIE ADAMS	**User ID**	ADAMSM7

Firm Certification Statement

The Applicant certifies that:

the answers and the information provided in the Form 7-R are true, complete and accurate and that in light of the circumstances under which the applicant has given them, the answers and statements in the Form 7-R are not misleading in any material respect;

the person who electronically files the Form 7-R on behalf of the applicant is authorized by the applicant to file the Form 7-R and to make the certifications, requests, acknowledgements, authorizations and agreements contained in this agreement;

if the applicant is an applicant for registration as an SD or MSP, the applicant undertakes that, no later than ninety (90) days following the date this Form 7-R is filed, it will be and shall remain in compliance with the requirement of Section 4s(b)(6) of the Commodity Exchange Act, 7 U.S.C. §6s(b) (6), that, except to the extent otherwise specifically provided by rule, regulation or order, the applicant may not permit any person associated with it who is subject to a statutory disqualification to effect or be involved in effecting swaps on behalf of the applicant, if the applicant knows, or in the exercise of reasonable care should know, of the statutory disqualification. For the purpose of this certification, "statutory disqualification" refers to the matters addressed in Sections 8a(2) and 8a(3) of the Act and "person" means an "associated person of a swap dealer or major swap participant" as defined in Section 1a(4) of the Act and CFTC regulations thereunder; and

if the applicant is an applicant for exemption from registration as an IB, CPO or CTA pursuant to CFTC Regulation 30.5:

the applicant does not act as an IB, CPO or CTA, respectively, in connection with trading on or subject to the rules of a designated contract market in the United States by, for or on behalf of any U.S. customer, client or pool;

the applicant irrevocably agrees to the jurisdiction of the Commission and state and federal courts located in the U.S. with respect to activities and transactions subject to Part 30 of the CFTC's regulations; and

the applicant would not be statutorily disqualified from registration under §8a(2) or §8a(3) of the Act and is not disqualified from registration pursuant to the laws or regulations of its home country.

The applicant acknowledges that:

the applicant is subject to the imposition of criminal penalties under Section 9(a) of the Commodity Exchange Act, 7 U.S.C. §13(a), and 18 U.S.C. §1001 for any false statements or

Filed	April 17, 2020	**OMB Numbers**	3038-0023 and 3038-0072
Applicant	DEUTSCHE BANK AG	**NFA ID**	0210678
Submitted By	MARGIE ADAMS	**User ID**	ADAMSM7

omissions made in the Form 7-R;

the applicant is responsible at all times for maintaining the information in the Form 7-R in a complete, accurate and current manner by electronically filing updates to the information contained therein; and

the applicant may not act:

in the case of an FCM, RFED,CPO,CTA or FT until registration has been granted, or

in the case of an IB, until registration or a temporary license has been granted; or

in the case of an SD or MSP, until registration or provisional registration has been granted; or

until confirmation of exemption from registration as an IB, CPO or CTA pursuant to CFTC Regulation 30.5 is granted.

The applicant authorizes that:

NFA may conduct an investigation to determine the applicant's fitness for registration or for confirmation of exemption from registration as an IB, CPO and CTA pursuant to CFTC Regulation 30.5;

and request that any person, including but not limited to contract markets, or non-U.S. regulatory or law enforcement agencies, furnish upon request to NFA or any agent acting on behalf of NFA any information requested by NFA in connection with any investigation conducted by NFA to determine the applicant's fitness for registration or for confirmation of exemption from registration as an IB, CPO and CTA pursuant to CFTC Regulation 30.5;

The applicant agrees that:

the applicant will cooperate promptly and fully, consistent with applicable Federal law, in any investigation to determine the applicant's fitness for registration or for confirmation of exemption from registration as an IB, CPO and CTA pursuant to CFTC Regulation 30.5, which investigation may include contacting non-U.S. regulatory and law enforcement authorities, including the submission of documents and information to NFA that NFA, in its discretion, may require in connection with the applicant's application for registration or confirmation of exemption from registration as an IB, CPO and CTA pursuant to CFTC Regulation 30.5;

any person furnishing information to NFA or any agent acting on behalf of NFA in connection with the investigation so authorized is released from any and all liability of whatever nature by reason of furnishing such information to NFA or any agent acting on behalf of NFA; and

Filed   April 17, 2020   **OMB Numbers** 3038-0023 and 3038-0072

Applicant   DEUTSCHE BANK AG   **NFA ID**   0210678

Submitted By   MARGIE ADAMS   **User ID**   ADAMSM7

if the applicant is a non-U.S. applicant:

subject to any applicable blocking, privacy or secrecy laws, the applicant's books and records will be available for inspection by the CFTC, the U.S. Department of Justice ("DOJ") and NFA for purposes of determining compliance with the Act, CFTC Regulations and NFA Requirements;

subject to any applicable blocking, privacy or secrecy laws, such books and records will be produced on 72-hours notice at the location in the United States stated in the Form 7-R or, in the case of an IB, CPO or CTA confirmed as exempt from registration pursuant to CFTC Regulation 30.5, at the location specified by the CFTC or DOJ, provided, however, if the applicant is applying for registration as an FCM, SD, MSP or RFED, upon specific request, such books and records will be produced on 24-hours notice except for good cause shown; the applicant will immediately notify NFA of any changes to the location in the United States where such books and records will be produced;

except as the applicant has otherwise informed NFA or the CFTC in writing, the applicant is not subject to any blocking, privacy or secrecy laws which would interfere with or create an obstacle to full inspection of the applicant's books and records by the CFTC, DOJ and NFA;

subject to any applicable blocking, privacy or secrecy laws, the failure to provide the CFTC, DOJ or NFA with access to its books and records in accordance with this agreementmay be grounds for enforcement and disciplinary sanctions, denial, suspension or revocation of registration, withdrawal of confirmation of exemption from registration as an IB, CPO or CTA pursuant to CFTC Regulation 30.5 and

subject to any applicable blocking, privacy or secrecy laws, the applicant for registration shall provide to NFA copies of any audit or disciplinary report related to the applicant for registration issued by any non-U.S. regulatory authority or non-U.S. self-regulatory organization and any required notice that the applicant for registration provides to any non-U.S. regulatory authority or non-U.S. self-regulatory organization and shall provide these copies both as part of this application and thereafter immediately upon the applicant for registration's receipt of any such report or provision of any such notice.

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0210678   DEUTSCHE BANK AG

NON-U.S. REGULATOR INFORMATION UPDATED

NON-U.S. REGULATOR(S) DURING THE PAST FIVE YEARS:	GERMAN - BUNDESANSTALT FÜR FINANZDIENSTLEISTUNGSAUFSICHT (BAFIN) EUROPEAN CENTRAL BANK BANGKOK – BANK OF THAILAND LONDON - FINANCIAL SERVICES AUTHORITY (FSA) MUMBAI - SECURITIES AND EXCHANGE BOARD OF INDIA SEOUL - FINANCIAL SUPERVISORY SERVICE (FSS) SINGAPORE - MONETARY AUTHORITY OF SINGAPORE (MAS) TAIPEI - SECURITIES AND FUTURES BUREAU (SFB) TOKYO - FINANCIAL SERVICES AGENCY NOTE: THE APPLICANT IS A GLOBAL FINANCIAL INSTITUTION THAT IS HEADQUARTERED IN FRANKFURT, GERMANY AND THAT HAS BRANCH OFFICES IN MANY JURISDICTIONS AROUND THE WORLD. THE APPLICANT'S PRIMARY REGULATOR IN GERMANY (AND THUS, VIA THE "EUROPEAN PASSPORT" CONCEPT, IN THE EUROPEAN UNION) IS THE BUNDESANSTALT FÜR FINANZDIENSTLEISTUNGSAUFSICHT (THE "BAFIN"). THE APPLICANT'S NON-GERMAN BRANCHES ARE ALSO SUBJECT TO HOST COUNTRY REGULATION AND SUPERVISION REGARDING CERTAIN MATTERS. WE HAVE PROVIDED A LIST OF REGULATORS WHERE THE APPLICANT HAS APPRECIABLE US FACING SWAPS.
FILED BY:	nfrgaxj
FILED ON:	4/17/2020 11:55:32 AM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

Filed on April 30, 2020

NFA ID 0210678 DEUTSCHE BANK AG
Submitted by MARGIE ADAMS (ADAMSM7)

Business Information

Street Address 1	TAUNUSANLAGE 12
Street Address 2	FRANKFURT AM MAIN
City	FRANKFURT
Zip/Postal Code	60325
Country	GERMANY
Phone Number	01149 69 910-00
Fax Number	011 49 69 910-34225
Email	Not provided
Website/URL	WWW.DB.COM
CRD/IARD ID	Not provided

Exempt Foreign Firm Contact Information

Exempt Foreign Firm Contact Address

First Name	GUY
Last Name	TWINN
Street Address 1	WINCHESTER HOUSE, 1 GREAT WINCHESTER STREET
City	LONDON
Zip/Postal Code	EC2N 2DB
Country	UNITED KINGDOM
Phone	44(20)75459592
Email	GUY.TWINN@DB.COM

Location of Business Records

Street Address 1	60 WALL STREET
City	NEW YORK
State	NEW YORK
Zip/Postal Code	10005
Country	UNITED STATES

Registration Contact Information

First Name	MARGIE
Last Name	ADAMS
Title	DIRECTOR - COMPLIANCE OFFICER
Street Address 1	60 WALL STREET
City	NEW YORK
State (United States only)	NEW YORK
Zip/Postal Code	10005
Country	UNITED STATES
Phone	212-250-5762
Fax	212-797-2636
Email	MARGARET.ADAMS@DB.COM

Enforcement/Compliance Communication Contact Information

First Name	REBECCA
Last Name	GALLY
Street Address 1	60 WALL STREET
City	NEW YORK
State (United States only)	NEW YORK
Zip/Postal Code	10005
Country	UNITED STATES
Phone	212-250-1092
Email	REBECCA.GALLY@DB.COM

First Name	JAMES
Last Name	MELLSTROM
Title	DIRECTOR
Street Address 1	60 WALL STREET
City	NEW YORK
State (United States only)	NEW YORK
Zip/Postal Code	10005
Country	UNITED STATES
Phone	212-250-8743
Email	JAMES.MELLSTROM@DB.COM

Membership Contact Information

Membership Contact

First Name	MARGIE
Last Name	ADAMS
Title	DIRECTOR - COMPLIANCE OFFICER
Street Address 1	60 WALL STREET
City	NEW YORK
State (United States only)	NEW YORK
Zip/Postal Code	10005
Country	UNITED STATES
Phone	212-250-5762
Fax	212-797-2636
Email	MARGARET.ADAMS@DB.COM

Accounting Contact

First Name	MARGIE
Last Name	ADAMS
Title	DIRECTOR - COMPLIANCE OFFICER
Street Address 1	60 WALL STREET
City	NEW YORK
State (United States only)	NEW YORK
Zip/Postal Code	10005
Country	UNITED STATES
Phone	212-250-5762
Fax	212-797-2636
Email	MARGARET.ADAMS@DB.COM

Arbitration Contact

First Name	ANDREW
Last Name	STEMMER
Title	DIRECTOR
Street Address 1	60 WALL STREET
City	NEW YORK
State (United States only)	NEW YORK
Zip/Postal Code	10005
Country	UNITED STATES
Phone	212-250-9039
Fax	212-250-9322
Email	ANDREW.STEMMER@DB.COM

Compliance Contact

First Name	JAMES
Last Name	MELLSTROM
Title	DIRECTOR
Street Address 1	60 WALL STREET
City	NEW YORK
State (United States only)	NEW YORK
Zip/Postal Code	10005
Country	UNITED STATES
Phone	212-250-8743
Email	JAMES.MELLSTROM@DB.COM

Chief Compliance Officer Contact

First Name	CHARLES
Last Name	RINALDI
Title	MANAGING DIRECTOR
Street Address 1	60 WALL ST.
City	NEW YORK
State (United States only)	NEW YORK
Zip/Postal Code	10005
Country	UNITED STATES
Phone	212-250-1918
Email	CJ.RINALDI@DB.COM

Registration Certification Statement

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0210678   DEUTSCHE BANK AG

ENFORCEMENT/COMPLIANCE COMMUNICATION CONTACT INFORMATION DELETED

FIRST NAME:	WAINWRIGHT
LAST NAME:	ELBERS
TITLE:	VICE PRESIDENT
STREET ADDRESS 1:	60 WALL STREET
STREET ADDRESS 2:	
STREET ADDRESS 3:	
CITY:	NEW YORK
STATE:	NEW YORK
PROVINCE:	
COUNTRY:	UNITED STATES
ZIP CODE:	10005
PHONE NUMBER:	212-250-4247
FAX NUMBER:	
E-MAIL ADDRESS:	WAINWRIGHT.ELBERS@DB.COM
FILED BY:	ADAMSM7
FILED ON:	4/30/2020 9:58:40 AM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR
AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S,
REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update
are true, complete and accurate and that in light of the circumstances
under which the applicant, registrant or sponsor has given them, the
answers and statements in the update are not misleading in any material
respect; certification that the person who electronically files the update on
behalf of the applicant, registrant or sponsor is authorized by the
applicant, registrant or sponsor to file the update on behalf of the
applicant, registrant or sponsor and to make all required certifications and
acknowledgements; and acknowledgement that the applicant, registrant
or sponsor is subject to the imposition of criminal penalties under Section
9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions
made in the update.

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0210678   DEUTSCHE BANK AG

ENFORCEMENT/COMPLIANCE COMMUNICATION CONTACT INFORMATION DELETED

FIRST NAME:	CRAIG
LAST NAME:	ROBERTS
TITLE:	DIRECTOR
STREET ADDRESS 1:	60 WALL STREET
STREET ADDRESS 2:	
STREET ADDRESS 3:	
CITY:	NEW YORK
STATE:	NEW YORK
PROVINCE:	
COUNTRY:	UNITED STATES
ZIP CODE:	10005
PHONE NUMBER:	212-250-3478
FAX NUMBER:	
E-MAIL ADDRESS:	SWAPDEALERCOMPLIANCE@LIST.DB.COM
FILED BY:	ADAMSM7
FILED ON:	4/30/2020 9:58:40 AM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID   0210678   DEUTSCHE BANK AG

NON-U.S. REGULATOR INFORMATION UPDATED

NON-U.S. REGULATOR(S) DURING THE PAST FIVE YEARS:	GERMAN - BUNDESANSTALT FÜR FINANZDIENSTLEISTUNGSAUFSICHT (BAFIN) EUROPEAN CENTRAL BANK BANGKOK – BANK OF THAILAND LONDON - FINANCIAL CONDUCT AUTHORITY (FCA) MUMBAI - SECURITIES AND EXCHANGE BOARD OF INDIA SEOUL - FINANCIAL SUPERVISORY SERVICE (FSS) SINGAPORE - MONETARY AUTHORITY OF SINGAPORE (MAS) TAIPEI - SECURITIES AND FUTURES BUREAU (SFB) TOKYO - FINANCIAL SERVICES AGENCY NOTE: THE APPLICANT IS A GLOBAL FINANCIAL INSTITUTION THAT IS HEADQUARTERED IN FRANKFURT, GERMANY AND THAT HAS BRANCH OFFICES IN MANY JURISDICTIONS AROUND THE WORLD. THE APPLICANT'S PRIMARY REGULATOR IN GERMANY (AND THUS, VIA THE "EUROPEAN PASSPORT" CONCEPT, IN THE EUROPEAN UNION) IS THE BUNDESANSTALT FÜR FINANZDIENSTLEISTUNGSAUFSICHT (THE "BAFIN"). THE APPLICANT'S NON-GERMAN BRANCHES ARE ALSO SUBJECT TO HOST COUNTRY REGULATION AND SUPERVISION REGARDING CERTAIN MATTERS. WE HAVE PROVIDED A LIST OF REGULATORS WHERE THE APPLICANT HAS APPRECIABLE US FACING SWAPS.
FILED BY:	adamsm7
FILED ON:	4/30/2020 10:28:14 AM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

NATIONAL FUTURES ASSOCIATION

Filed on January 28, 2021
NFA ID 0210678 DEUTSCHE BANK AG
Submitted by MARGIE ADAMS (ADAMSM7)

The question(s) you are disclosing the regulatory action under:

☑ E.

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has the firm ever been found, after a hearing or default or as the result of a settlement, consent decree or other agreement, to:

- have violated any provision of any investment-related statute or regulation thereunder; or

- have violated any statute, rule, regulation or order which involves embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property; or

- have willfully aided, abetted, counseled, commanded, induced or procured such violation by any other person; or

- have failed to supervise another person's activities under any investment-related statute or regulation thereunder?

Regulatory Case Information

Regulatory Information
Regulatory/Civil Action initiated by   SEC

Case Information
Case Number   3-20200
Case Status   FINAL
Date Resolved   January 2021
Sanctions imposed
OTHER: CEASE & DESIST, DISGORGEMENT

Comments

On January 8, 2021, the SEC entered an Order Instituting Cease-and-Desist Proceedings Pursuant to Section

21C of the Securities Exchange Act of 1934, Making Findings, and Imposing a Cease-and-Desist Order (the "Order") In the Matter of Deutsche Bank AG. The SEC alleged in its Order that Deutsche Bank AG ("DBAG") improperly used third-party intermediaries, business development consultants, and finders to obtain and retain global business from at least 2009 through 2016. The SEC alleged that DBAG lacked sufficient internal accounting controls related to the use and payment of BDCs during the relevant time period and failed to take sufficient steps to address and remediate known internal accounting control failures until 2016. The SEC also alleged that payments were inaccurately recorded as legitimate business expenses in DBAG's books and records, and involved falsified invoices and documentation.

The Order requires DBAG to cease and desist from violating Sections 13(b)(2)(A) and 13(b)(2)(B) of the Securities Exchange Act and to pay disgorgement of $35,145,619 and prejudgment interest of $8,184,003, which was timely paid on January 14, 2021.

Supporting Documentation

Not provided

Disciplinary Information (Firm)

COMMODITY FUTURES TRADING COMMISSION
NATIONAL FUTURES ASSOCIATION

Filed on January 29, 2021

NFA ID 0210678 DEUTSCHE BANK AG
Submitted by MARGIE ADAMS (ADAMSM7)

Instructions

READ THESE INSTRUCTIONS CAREFULLY BEFORE COMPLETING OR REVIEWING THE APPLICATION. THE FAILURE TO ANSWER ALL QUESTIONS COMPLETELY AND ACCURATELY OR THE OMISSION OF REQUIRED INFORMATION MAY RESULT IN THE DENIAL OR REVOCATION OF REGISTRATION.

THE FAILURE TO DISCLOSE A DISCIPLINARY MATTER EITHER IN AN APPLICATION OR AN UPDATE WILL RESULT IN THE IMPOSITION OF A LATE DISCLOSURE FEE IN ACCORDANCE WITH NFA REGISTRATION RULE 210(c).

Not every section applies to every applicant. Certain sections apply depending on the registration category or categories being applied for. The text above these sections explains who must complete the section.

DEFINED TERMS

Words that are underlined in this form are either defined terms and have the meanings contained in the Definition of Terms section or links to the text of Commodity Exchange Act provisions, CFTC Regulations or NFA Rules.

GENERAL

Read the Instructions and Questions Carefully

A question that is answered incorrectly because it was misread or misinterpreted can result in severe consequences, including denial or revocation of registration. Although this applies to all questions in the application, it is particularly important to the questions in the Disciplinary Information Section.

Rely Only on Advice from NFA Staff

A question that is answered incorrectly because of advice received from a lawyer, employer, a judge or anyone else (other than a member of NFA's Registration Investigations or Legal (RIL) staff) can result in severe consequences, including denial or revocation of registration. This also applies to all questions in the form, but is particularly important regarding the Disciplinary Information Section. If the language of a question in the Disciplinary Information Section requires disclosure of a matter, a "Yes" answer to the question is required no matter what other advice has been received from anyone other than NFA's RIL staff. Additionally, the applicant or registrant remains responsible for failures to disclose even if someone completes the form on the applicant's or registrant's behalf.

Update the Information on the Application

If information provided on the application changes or a matter that would have required disclosure on the application occurs after the application is filed, the new information must be promptly filed. APs and Principals should advise their Sponsors of the new information, and the Sponsor must file the update on their behalf. The failure to promptly update information can result in severe consequences, including denial or revocation of registration.

Compliance with Disclosure Requirements of Another Regulatory Body is not Sufficient

With some exceptions, which are described below in the Regulatory and Financial Disclosures sections, if any

---

question requires the provision of information, that information must be provided. In particular, if a question in the Disciplinary Information Section requires disclosure of a matter, the question must be answered "Yes" and additional documents must be provided even if the matter has been disclosed to another regulatory body such as FINRA, an exchange or a state regulator. Similarly, disclosure is required even if another regulatory body does NOT require disclosure of the same matter.

Call NFA with Questions

If there is any question about whether particular information must be provided, whether a particular matter must be disclosed or whether a particular question requires a "Yes" answer, call the NFA Information Center at (800) 621-3570 or (312) 781-1410. Representatives are available from 8:00 a.m. to 5:00 p.m., Central Time, Monday through Friday. If the advice of NFA staff is sought, a written record containing the date of the conversation, the name of the NFA staff person giving the advice and a description of the advice should be made during the conversation and kept in the event an issue concerning disclosure of the matter arises later.

DISCIPLINARY INFORMATION SECTION

Criminal Disclosures

Some common mistakes in answering the criminal disclosure questions involve expungements, diversion programs and similar processes. The Commodity Futures Trading Commission requires a "Yes" answer even if the matter has been expunged or the records sealed, there was no adjudication or finding of guilt, the guilty plea was vacated or set aside or the matter was dismissed upon completion of the diversion program.

Another common error regarding criminal matters concerns matters that do not involve the derivatives industry. All criminal matters must be disclosed, even if a matter is unrelated to the derivatives industry, unless the case was decided in a juvenile court or under a Youth Offender law.

Regulatory Disclosures

Regulatory actions taken by the Commodity Futures Trading Commission, NFA or U.S. futures exchanges do not need to be disclosed since NFA is already aware of them once they are entered into NFA's BASIC system.

Financial Disclosures

It is not necessary to disclose arbitration awards or CFTC reparations matters unless the applicant or registrant has failed to pay an award related to a CFTC-related product or an order entered in a reparations matter.

Only adversary actions that a U.S. bankruptcy trustee files must be disclosed. Adversary actions that creditors file are not disclosable. A person named as a party to an adversary action in a bankruptcy proceeding must disclose the action, even if the person is not the bankrupt person.

ADDITIONAL DOCUMENTS

For each matter that caused a "Yes" answer, a Disclosure Matter Page (DMP), which is accessible using NFA's DMP Filing System, must be filed. In addition to the required DMP, other documents about the matter must be provided to NFA. If court documents are unavailable, a certified letter from the court verifying that must be sent to NFA. If documents other than court documents are unavailable, a written explanation for their unavailability must be provided. Electronic copies of the documents can be uploaded using NFA's DMP Filing System or documents may be sent to NFA by email to registration@nfa.futures.org, fax to (312) 559-3411 or mail to NFA Registration Department, 300 S. Riverside Plaza, Suite 1800, Chicago, IL 60606.

Providing all documents to NFA is important. Failure to do so will delay the registration process and may result in a denial of the application.

Definition of Terms

(The following terms are defined solely for the purpose of using NFA's Online Registration System.)

10% OR MORE INTEREST: direct or indirect ownership of 10% or more of an entity's stock; entitlement to vote or empowered to sell 10% or more of an entity's voting securities; contribution of 10% or more of an entity's capital; or entitlement to 10% or more of an entity's net profits.

ADJUDICATION: in a criminal case, a determination by the court that the defendant is guilty or not guilty.

ADVERSARY ACTION: a lawsuit arising in or related to a bankruptcy case commenced by a creditor or bankruptcy trustee by filing a complaint with the bankruptcy court.

ALIAS: another name utilized by an individual or previously used by an entity.

CHARGE: a formal complaint, information, indictment or equivalent instrument containing an accusation of a crime.

DBA: abbreviation for Doing Business As. The firm is doing its futures, retail off-exchange forex or swaps business by this name.

DESIGNATED SUPERVISOR: solely for the purpose of determining whether the Branch Manager Examination (Series 30) is required, Designated Supervisor means a person who is registered with FINRA (formerly known as NASD) as a General Securities Representative and has been designated to act as the supervisor of an office that is not an Office of Supervisory Jurisdiction ("non-OSJ"), provided that:

- either the futures activity conducted in the non-OSJ that is subject to the Designated Supervisor's supervision is limited to activity not requiring the Series 3 Examination and both the Designated Supervisor and the Branch Manager of the Office of Supervisory Jurisdiction to which the non-OSJ reports have otherwise satisfied NFA's Proficiency Requirements appropriate to their supervisory activities; or

- the activity that is conducted in the non-OSJ that requires the Series 3 Examination is supervised by the Branch Manager of the Office of Supervisory Jurisdiction to which the non-OSJ reports and both the Designated Supervisor and Branch Office Manager have passed the Series 3 Examination.

ENJOINED: subject to an injunction.

ENTITY: any person other than an individual.

ENTITY FLOOR TRADER: an applicant that files or registrant that filed a Form 7-R to apply for registration as a floor trader.

FELONY: any crime classified as a felony and for states and countries that do not differentiate between a felony or misdemeanor, an offense that could result in imprisonment for any period of more than one year. The term also includes a general court martial.

FINANCIAL SERVICES INDUSTRY: the commodities, securities, accounting, banking, finance, insurance, law or real estate industries.

FLOOR TRADER ORDER ENTERER: an individual responsible for entry of orders from an Entity Floor Trader's own account.

FOUND: subject to a determination that conduct or a rule violation has occurred. The term applies to dispositions

of any type, including but not limited to consent decrees or settlements in which the findings are neither admitted nor denied or in which the findings are for settlement or record purposes only.

INDIRECT OWNER: an individual who through agreement, holding companies, nominees, trusts or otherwise:

- is the owner of 10% or more of the outstanding shares of any class of an <u>entity's</u> equity securities, other than non-voting securities;

- is entitled to vote 10% or more of the outstanding shares of any class of an <u>entity's</u> equity securities, other than non-voting securities;

- has the power to sell or direct the sale of 10% or more of the outstanding shares of any class of an <u>entity's</u> equity securities, other than non-voting securities;

- is entitled to receive 10% or more of an <u>entity's</u> net profits; or

- has the power to exercise a controlling influence over an <u>entity's</u> activities that are subject to regulation by the Commission.

INTERNAL REVENUE CODE:

Section 7203:   Willful Failure to File Return, Supply Information or Pay Tax
Section 7204:   Fraudulent Statement or Failure to Make Statement
Section 7205:   Fraudulent Withholding Exemption Certificate or Failure to Supply Information
Section 7207:   Fraudulent Returns, Statements or Other Documents

INVESTMENT RELATED STATUTES:

- The Commodity Exchange Act

- The Securities Act of 1933

- The Securities Exchange Act of 1934

- The Public Utility Holding Company Act of 1935

- The Trust Indenture Act of 1939

- The Investment Advisers Act of 1940

- The Investment Company Act of 1940

- The Securities Investors Protection Act of 1970

- The Foreign Corrupt Practices Act of 1977

- Chapter 96 of Title 18 of the United States Code

- Any similar statute of a State or foreign jurisdiction

- Any rule, regulation or order under any such statutes; and

- The rules of the Municipal Securities Rulemaking Board

MISDEMEANOR: any crime classified as a misdemeanor and for states and countries that do not differentiate between a felony or misdemeanor, an offense that could result in imprisonment for any period of at least six days but not more than one year. By way of example, an offense for which the maximum period of imprisonment is 60 days would be considered a misdemeanor. The term also includes a special court martial.

NON-U.S. NATURAL PERSON: an individual who has not resided in the U.S. since reaching the age of 18 years.

OTHER NAME: For firms, including sole proprietors, any other name that the firm uses or has used in the past but not the name of any other legal entity that the firm has an affiliation or association with (see DBA). For individuals, this is any name the person is or has been known by. For example, a maiden name, an alias name that you use or are known by, or a previous name if you have changed your legal name.

OUTSIDE DIRECTOR: an individual who is director of an applicant or registrant and who:

- is not an officer or employee of the applicant or registrant;

- is not engaged in or have direct supervisory responsibility over persons engaged in the solicitation of

  - or acceptance of customers' orders or retail forex customers' orders;
  - funds, securities or property for participation in a commodity pool;
  - a client's or prospective client's discretionary account;
  - leverage customers' orders for leverage transactions;
  - or acceptance of a swap agreement; or

- does not regularly have access to the keeping, handling or processing of:

  - transactions involving "commodity interests", as that term is defined in CFTC Regulation 1.3;
  - customer funds, retail forex customer funds, leverage customer funds, foreign futures or foreign options secured amount, or adjusted net capital.

PERSON: an individual, association, partnership, corporation, limited liability company, limited liability partnership, trust, or other form of business organization.

PRINCIPAL - means, with respect to an applicant, a registrant, or a person required to be registered under the Act:

(1) an individual who is:

- a sole proprietor of a sole proprietorship;

- a general partner of a partnership;

- a director, president, chief executive officer, chief operating officer, chief financial officer, or a person

in charge of a business unit, division or function subject to regulation by the Commission of a corporation, limited liability company or limited liability partnership;

- a manager, managing member or a member vested with the management authority for a limited liability company or limited liability partnership; or

- a chief compliance officer; or

(2) an individual who directly or indirectly, through agreement, holding companies, nominees, trusts or otherwise:

- is the owner of 10% or more of the outstanding shares of any class of an applicant or registrant's equity securities, other than non-voting securities;

- is entitled to vote 10% or more of the outstanding shares of any class of an applicant or registrant's equity securities, other than non-voting securities;

- has the power to sell or direct the sale of 10% or more of the outstanding shares of any class of an applicant or registrant's equity securities, other than non-voting securities;

- is entitled to receive 10% or more of an applicant or registrant's net profits; or

- has the power to exercise a controlling influence over an applicant or registrant's activities that are subject to regulation by the Commission; or

(3) an entity that:

- is a general partner of a partnership; or

- is the direct owner of 10% or more of the outstanding shares of any class of an applicant or registrant's equity securities, other than non-voting securities; or

(4) an individual who or an entity that:

- has contributed 10% or more of an applicant or registrant's capital unless such capital contribution consists of subordinated debt contributed by:

    - an unaffiliated bank insured by the Federal Deposit Insurance Corporation;
    - an unaffiliated "foreign bank," as defined in 12 CFR 211.21(n) that currently operates an "office of a foreign bank," as defined in 12 CFR 211.21(t), which is licensed under 12 CFR 211.24(a);
    - such office of an unaffiliated, licensed foreign bank; or
    - an insurance company subject to regulation by any State,
    provided such debt is not guaranteed by an individual who or entity that is not a principal of the applicant or registrant.

For the purpose of answering Questions A, B, C, D, E, F, G, I and K of the Disciplinary Information sections in the Form 8-R, PRINCIPAL also means an individual described in (1), (2) or (4) above with respect to any entity whether or not the entity is an applicant, registrant, or a person required to be registered under the Act.

SELF-REGULATORY ORGANIZATION (SRO): a private, non-governmental organization authorized to set and enforce standards of conduct for an industry. NFA, FINRA (formerly known as NASD), and the securities and futures exchanges in the U.S. are examples of domestic SROs.

UNITED STATES CRIMINAL CODE:

Section 152:	Concealment of assets, making false claims or bribery in connection with a bankruptcy
Section 1341, 1342 or 1343:	Mail fraud
Chapter 25:	Counterfeiting and forgery
Chapter 47:	Fraud or false statements in a matter within the jurisdiction of a United States department or agency
Chapter 95 or 96:	Racketeering and Racketeering Influence

Disciplinary Information - Criminal Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

THE QUESTIONS ON THIS PAGE MUST BE ANSWERED "YES" EVEN IF:

- <u>ADJUDICATION</u> OF GUILT WAS WITHHELD OR THERE WAS NO CONVICTION; OR

- THERE WAS A CONDITIONAL DISCHARGE OR POST-CONVICTION DISMISSAL AFTER SUCCESSFUL COMPLETION OF A SENTENCE; OR

- A STATE CERTIFICATE OF RELIEF FROM DISABILITIES OR SIMILAR DOCUMENT WAS ISSUED RELIEVING THE HOLDER OF FORFEITURES, DISABILITIES OR BARS RESULTING FROM A CONVICTION; OR

- THE RECORD WAS EXPUNGED OR SEALED; OR

- A PARDON WAS GRANTED.

THE QUESTIONS MAY BE ANSWERED "NO" IF THE CASE WAS DECIDED IN A JUVENILE COURT OR UNDER A YOUTH OFFENDER LAW.

For each matter that requires a "Yes" answer to Questions A, B or C below, a Criminal Disclosure Matter Page (DMP) must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any; and

- the date of the determination.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the <u>charges</u>;

- the classification of the offense, i.e., <u>felony</u> or <u>misdemeanor</u>;

- the plea, sentencing and probation information, as applicable;

- the final disposition; and

- a summary of the circumstances surrounding the criminal matter.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question A

Has the firm ever pled guilty or nolo contendere ("no contest") to or been convicted or found guilty of any felony in any U.S., non-U.S. or military court?

No

Question B

Has the firm ever pled guilty to or been convicted or found guilty of any <u>misdemeanor</u> in any U.S., non-U.S. or military court which involves:

- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering, or misappropriation of funds, securities or property; or
- violation of <u>sections 7203, 7204, 7205 or 7207 of the Internal Revenue Code of 1986</u>; or
- violation of <u>sections 152, 1341, 1342 or 1343 or chapters 25, 47, 95 or 96 of the U.S. Criminal Code</u>; or
- any transaction in or advice concerning futures, options, leverage transactions or securities?

No

Question C

Is there a <u>charge</u> pending, the resolution of which could result in a "Yes" answer to the above questions?

Yes

Will you be filing a Criminal DMP with respect to a new matter? Yes

Disciplinary Information - Regulatory Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

For each matter that requires a "Yes" answer to Questions D, E, F, G, H or I below, a Regulatory DMP must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any;

- the date of the determination; and
- a summary of the circumstances surrounding the regulatory matter.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the allegations; and

- the final disposition.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question D

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has a court ever permanently or temporarily <u>enjoined</u> the firm after a hearing or default or as the result of a settlement, consent decree or other agreement, from engaging in or continuing any activity involving:

- any transaction in or advice concerning futures, options, leverage transactions or securities; or
- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property?

No

Question E

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has the firm ever been <u>found</u>, after a hearing or default or as the result of a settlement, consent decree or other agreement, to:

- have violated any provision of any <u>investment-related statute</u> or regulation thereunder; or
- have violated any statute, rule, regulation or order which involves embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property; or
- have willfully aided, abetted, counseled, commanded, induced or procured such violation by any other <u>person</u>; or
- have failed to supervise another <u>person</u>'s activities under any <u>investment-related statute</u> or regulation thereunder?

Yes

Question F

Has the firm ever been debarred by any agency of the U.S. from contracting with the U.S.?

No

Question G

Has the firm ever been the subject of any order issued by or a party to any agreement with a U.S. or non-U.S. regulatory authority (other than the CFTC), including but not limited to a licensing authority, or self-regulatory organization (other than NFA or a U.S. futures exchange) that prevented or restricted the firm's ability to engage in any business in the financial services industry?

No

Question H

Are any of the orders or other agreements described in Question G currently in effect against the firm?

No

Question I

Is the firm a party to any action, the resolution of which could result in a "Yes" answer to the above questions?

No

Will you be filing a Regulatory DMP with respect to a new matter?No

Disciplinary Information - Financial Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

For each matter that requires a "Yes" answer to Question J below, a Financial DMP must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any;

- the date of the determination; and
- a summary of the circumstances surrounding the financial matter.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the allegations; and

- the final disposition.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question J

Has the firm ever been the subject of an adversary action brought by a U.S. bankruptcy trustee?

Yes

Will you be filing a Financial DMP with respect to a new matter?No

Registration Certification Statement

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

Firm Criminal Disclosure Matter Page

NATIONAL FUTURES ASSOCIATION

Filed on January 29, 2021
NFA ID 0210678 DEUTSCHE BANK AG
Submitted by MARGIE ADAMS (ADAMSM7)

The question(s) you are disclosing the criminal action under:

☑ C.

Is there a charge pending, the resolution of which could result in a "Yes" answer to the above questions?

Criminal Case Information

Formal Charge(s) Information

Filing Location	FEDERAL COURT
Date Filed	January 2021

Court Information

Name of Court	U.S. DISTRICT COURT EASTERN DISTRICT OF NEW YORK
City or County	NEW YORK
State	NEW YORK
Country	UNITED STATES
Case Information	
Case Number	CR 20-00584
Case Status	PENDING

Charge Details

Formal Charge Description	CONSPIRACY TO VIOLATE THE FCPA AND WIRE FRAUD CONSPIRACY AFFECTING A FINANCIAL INSTITUTION
Classification	FELONY
Plea Entered	NO PLEA ENTERED
Disposition	DEFERRED PROSECUTION AGREEMENT"

Comments

On January 7, 2021, as part of a Deferred Prosecution Agreement ("DPA") between DBAG and the DOJ, a criminal information was filed charging DBAG with one count of conspiracy to violate the books and records and internal accounting controls provisions of the Foreign Corrupt Practices Act ("FCPA") and one count of conspiracy to commit wire fraud affecting a financial institution in relation to commodities trading practices involving publicly traded precious metals futures contracts. DBAG entered a plea of Not Guilty to the charges and prosecution of the charges was deferred pursuant to the DPA.

Regarding the FCPA charge, the DOJ alleged that DBAG improperly used third-party intermediaries to obtain and retain global business from about 2009 through at least 2016. The DOJ alleged that DBAG maintained false books, records, and accounts that did not accurately and fairly reflect the transactions and dispositions of DBAG's assets. The DOJ also alleged that DBAG failed to implement and maintain sufficient internal accounting controls to help detect and stop such transactions. DBAG agreed to a criminal monetary penalty of $79,561,206, which was timely paid on January 15, 2021, and, among other things, a corporate compliance reporting requirement for three years.

Regarding the commodities-trading charge, the DOJ alleged that, from about 2008 through at least 2013, former DBAG employees conspired and schemed to deceive other precious metals market participants by creating and communicating materially false and misleading information regarding supply or demand in order to induce such other market participants into trading precious metals futures contracts. DBAG agreed to a criminal monetary penalty of $5,625,000, which was fully credited against a civil monetary penalty paid in connection with a January 29, 2018 CFTC settlement, as well as a disgorgement of $681,480 and the establishment of a victim compensation payment of $1,223,738. The disgorgement was timely paid on January 15, 2021. The victim compensation payment was timely deposited in an escrow account on January 20, 2021; any amount remaining unclaimed from the escrow account 12 months after the execution of the DPA will revert to the United States as an additional criminal monetary penalty.

Supporting Documentation

Not provided

Disciplinary Information (Firm)

COMMODITY FUTURES TRADING COMMISSION
NATIONAL FUTURES ASSOCIATION

Filed on March 05, 2021

NFA ID 0210678 DEUTSCHE BANK AG
Submitted by MARGIE ADAMS (ADAMSM7)

Instructions

READ THESE INSTRUCTIONS CAREFULLY BEFORE COMPLETING OR REVIEWING THE APPLICATION. THE FAILURE TO ANSWER ALL QUESTIONS COMPLETELY AND ACCURATELY OR THE OMISSION OF REQUIRED INFORMATION MAY RESULT IN THE DENIAL OR REVOCATION OF REGISTRATION.

THE FAILURE TO DISCLOSE A DISCIPLINARY MATTER EITHER IN AN APPLICATION OR AN UPDATE WILL RESULT IN THE IMPOSITION OF A LATE DISCLOSURE FEE IN ACCORDANCE WITH NFA REGISTRATION RULE 210(c).

Not every section applies to every applicant. Certain sections apply depending on the registration category or categories being applied for. The text above these sections explains who must complete the section.

DEFINED TERMS

Words that are underlined in this form are either defined terms and have the meanings contained in the Definition of Terms section or links to the text of Commodity Exchange Act provisions, CFTC Regulations or NFA Rules.

GENERAL

Read the Instructions and Questions Carefully

A question that is answered incorrectly because it was misread or misinterpreted can result in severe consequences, including denial or revocation of registration. Although this applies to all questions in the application, it is particularly important to the questions in the Disciplinary Information Section.

Rely Only on Advice from NFA Staff

A question that is answered incorrectly because of advice received from a lawyer, employer, a judge or anyone else (other than a member of NFA's Registration Investigations or Legal (RIL) staff) can result in severe consequences, including denial or revocation of registration. This also applies to all questions in the form, but is particularly important regarding the Disciplinary Information Section. If the language of a question in the Disciplinary Information Section requires disclosure of a matter, a "Yes" answer to the question is required no matter what other advice has been received from anyone other than NFA's RIL staff. Additionally, the applicant or registrant remains responsible for failures to disclose even if someone completes the form on the applicant's or registrant's behalf.

Update the Information on the Application

If information provided on the application changes or a matter that would have required disclosure on the application occurs after the application is filed, the new information must be promptly filed. APs and Principals should advise their Sponsors of the new information, and the Sponsor must file the update on their behalf. The failure to promptly update information can result in severe consequences, including denial or revocation of registration.

Compliance with Disclosure Requirements of Another Regulatory Body is not Sufficient

With some exceptions, which are described below in the Regulatory and Financial Disclosures sections, if any

question requires the provision of information, that information must be provided. In particular, if a question in the Disciplinary Information Section requires disclosure of a matter, the question must be answered "Yes" and additional documents must be provided even if the matter has been disclosed to another regulatory body such as FINRA, an exchange or a state regulator. Similarly, disclosure is required even if another regulatory body does NOT require disclosure of the same matter.

Call NFA with Questions

If there is any question about whether particular information must be provided, whether a particular matter must be disclosed or whether a particular question requires a "Yes" answer, call the NFA Information Center at (800) 621-3570 or (312) 781-1410. Representatives are available from 8:00 a.m. to 5:00 p.m., Central Time, Monday through Friday. If the advice of NFA staff is sought, a written record containing the date of the conversation, the name of the NFA staff person giving the advice and a description of the advice should be made during the conversation and kept in the event an issue concerning disclosure of the matter arises later.

DISCIPLINARY INFORMATION SECTION

Criminal Disclosures

Some common mistakes in answering the criminal disclosure questions involve expungements, diversion programs and similar processes. The Commodity Futures Trading Commission requires a "Yes" answer even if the matter has been expunged or the records sealed, there was no adjudication or finding of guilt, the guilty plea was vacated or set aside or the matter was dismissed upon completion of the diversion program.

Another common error regarding criminal matters concerns matters that do not involve the derivatives industry. All criminal matters must be disclosed, even if a matter is unrelated to the derivatives industry, unless the case was decided in a juvenile court or under a Youth Offender law.

Regulatory Disclosures

Regulatory actions taken by the Commodity Futures Trading Commission, NFA or U.S. futures exchanges do not need to be disclosed since NFA is already aware of them once they are entered into NFA's BASIC system.

Financial Disclosures

It is not necessary to disclose arbitration awards or CFTC reparations matters unless the applicant or registrant has failed to pay an award related to a CFTC-related product or an order entered in a reparations matter.

Only adversary actions that a U.S. bankruptcy trustee files must be disclosed. Adversary actions that creditors file are not disclosable. A person named as a party to an adversary action in a bankruptcy proceeding must disclose the action, even if the person is not the bankrupt person.

ADDITIONAL DOCUMENTS

For each matter that caused a "Yes" answer, a Disclosure Matter Page (DMP), which is accessible using NFA's DMP Filing System, must be filed. In addition to the required DMP, other documents about the matter must be provided to NFA. If court documents are unavailable, a certified letter from the court verifying that must be sent to NFA. If documents other than court documents are unavailable, a written explanation for their unavailability must be provided. Electronic copies of the documents can be uploaded using NFA's DMP Filing System or documents may be sent to NFA by email to registration@nfa.futures.org, fax to (312) 559-3411 or mail to NFA Registration Department, 300 S. Riverside Plaza, Suite 1800, Chicago, IL 60606.

Providing all documents to NFA is important. Failure to do so will delay the registration process and may result in a denial of the application.

Definition of Terms

(The following terms are defined solely for the purpose of using NFA's Online Registration System.)

10% OR MORE INTEREST: direct or indirect ownership of 10% or more of an entity's stock; entitlement to vote or empowered to sell 10% or more of an entity's voting securities; contribution of 10% or more of an entity's capital; or entitlement to 10% or more of an entity's net profits.

ADJUDICATION: in a criminal case, a determination by the court that the defendant is guilty or not guilty.

ADVERSARY ACTION: a lawsuit arising in or related to a bankruptcy case commenced by a bankruptcy trustee by filing a complaint with a bankruptcy court or a district court.

ALIAS: another name utilized by an individual or previously used by an entity.

CHARGE: a formal complaint, information, indictment or equivalent instrument containing an accusation of a crime.

DBA: abbreviation for Doing Business As. The firm is doing its futures, retail off-exchange forex or swaps business by this name.

DESIGNATED SUPERVISOR: solely for the purpose of determining whether the Branch Manager Examination (Series 30) is required, Designated Supervisor means a person who is registered with FINRA (formerly known as NASD) as a General Securities Representative and has been designated to act as the supervisor of an office that is not an Office of Supervisory Jurisdiction ("non-OSJ"), provided that:

- either the futures activity conducted in the non-OSJ that is subject to the Designated Supervisor's supervision is limited to activity not requiring the Series 3 Examination and both the Designated Supervisor and the Branch Manager of the Office of Supervisory Jurisdiction to which the non-OSJ reports have otherwise satisfied NFA's Proficiency Requirements appropriate to their supervisory activities; or

- the activity that is conducted in the non-OSJ that requires the Series 3 Examination is supervised by the Branch Manager of the Office of Supervisory Jurisdiction to which the non-OSJ reports and both the Designated Supervisor and Branch Office Manager have passed the Series 3 Examination.

ENJOINED: subject to an injunction.

ENTITY: any person other than an individual.

ENTITY FLOOR TRADER: an applicant that files or registrant that filed a Form 7-R to apply for registration as a floor trader.

FELONY: any crime classified as a felony and for states and countries that do not differentiate between a felony or misdemeanor, an offense that could result in imprisonment for any period of more than one year. The term also includes a general court martial.

FINANCIAL SERVICES INDUSTRY: the commodities, securities, accounting, banking, finance, insurance, law or real estate industries.

FLOOR TRADER ORDER ENTERER: an individual responsible for entry of orders from an Entity Floor Trader's own account.

FOUND: subject to a determination that conduct or a rule violation has occurred. The term applies to dispositions

of any type, including but not limited to consent decrees or settlements in which the findings are neither admitted nor denied or in which the findings are for settlement or record purposes only.

INDIRECT OWNER: an individual who through agreement, holding companies, nominees, trusts or otherwise:

- is the owner of 10% or more of the outstanding shares of any class of an <u>entity's</u> equity securities, other than non-voting securities;

- is entitled to vote 10% or more of the outstanding shares of any class of an <u>entity's</u> equity securities, other than non-voting securities;

- has the power to sell or direct the sale of 10% or more of the outstanding shares of any class of an <u>entity's</u> equity securities, other than non-voting securities;

- is entitled to receive 10% or more of an <u>entity's</u> net profits; or

- has the power to exercise a controlling influence over an <u>entity's</u> activities that are subject to regulation by the Commission.

INTERNAL REVENUE CODE:

Section 7203:   Willful Failure to File Return, Supply Information or Pay Tax
Section 7204:   Fraudulent Statement or Failure to Make Statement
Section 7205:   Fraudulent Withholding Exemption Certificate or Failure to Supply Information
Section 7207:   Fraudulent Returns, Statements or Other Documents

INVESTMENT RELATED STATUTES:

- The Commodity Exchange Act

- The Securities Act of 1933

- The Securities Exchange Act of 1934

- The Public Utility Holding Company Act of 1935

- The Trust Indenture Act of 1939

- The Investment Advisers Act of 1940

- The Investment Company Act of 1940

- The Securities Investors Protection Act of 1970

- The Foreign Corrupt Practices Act of 1977

- Chapter 96 of Title 18 of the United States Code

- Any similar statute of a State or foreign jurisdiction

- Any rule, regulation or order under any such statutes; and

- The rules of the Municipal Securities Rulemaking Board

MISDEMEANOR: any crime classified as a misdemeanor and for states and countries that do not differentiate between a <u>felony</u> or misdemeanor, an offense that could result in imprisonment for any period of at least six days but not more than one year. By way of example, an offense for which the maximum period of imprisonment is 60 days would be considered a misdemeanor. The term also includes a special court martial.

NON-U.S. NATURAL PERSON: an individual who has not resided in the U.S. since reaching the age of 18 years.

OTHER NAME: For firms, including sole proprietors, any other name that the firm uses or has used in the past but not the name of any other legal <u>entity</u> that the firm has an affiliation or association with (see <u>DBA</u>). For individuals, this is any name the person is or has been known by. For example, a maiden name, an <u>alias</u> name that you use or are known by, or a previous name if you have changed your legal name.

OUTSIDE DIRECTOR: an individual who is director of an applicant or registrant and who:

- is not an officer or employee of the applicant or registrant;

- is not engaged in or have direct supervisory responsibility over persons engaged in the solicitation of

  - or acceptance of customers' orders or retail forex customers' orders;
  - funds, securities or property for participation in a commodity pool;
  - a client's or prospective client's discretionary account;
  - leverage customers' orders for leverage transactions;
  - or acceptance of a swap agreement; or

- does not regularly have access to the keeping, handling or processing of:

  - transactions involving "commodity interests", as that term is defined in CFTC Regulation 1.3;
  - customer funds, retail forex customer funds, leverage customer funds, foreign futures or foreign options secured amount, or adjusted net capital.

PERSON: an individual, association, partnership, corporation, limited liability company, limited liability partnership, trust, or other form of business organization.

PRINCIPAL - means, with respect to an applicant, a registrant, or a <u>person</u> required to be registered under the Act:

(1) an individual who is:

- a sole proprietor of a sole proprietorship;

- a general partner of a partnership;

- a director, president, chief executive officer, chief operating officer, chief financial officer, or a person

in charge of a business unit, division or function subject to regulation by the Commission of a corporation, limited liability company or limited liability partnership;

- a manager, managing member or a member vested with the management authority for a limited liability company or limited liability partnership; or

- a chief compliance officer; or

(2) an individual who directly or indirectly, through agreement, holding companies, nominees, trusts or otherwise:

- is the owner of 10% or more of the outstanding shares of any class of an applicant or registrant's equity securities, other than non-voting securities;

- is entitled to vote 10% or more of the outstanding shares of any class of an applicant or registrant's equity securities, other than non-voting securities;

- has the power to sell or direct the sale of 10% or more of the outstanding shares of any class of an applicant or registrant's equity securities, other than non-voting securities;

- is entitled to receive 10% or more of an applicant or registrant's net profits; or

- has the power to exercise a controlling influence over an applicant or registrant's activities that are subject to regulation by the Commission; or

(3) an entity that:

- is a general partner of a partnership; or

- is the direct owner of 10% or more of the outstanding shares of any class of an applicant or registrant's equity securities, other than non-voting securities; or

(4) an individual who or an entity that:

- has contributed 10% or more of an applicant or registrant's capital unless such capital contribution consists of subordinated debt contributed by:

  - an unaffiliated bank insured by the Federal Deposit Insurance Corporation;
  - an unaffiliated "foreign bank," as defined in 12 CFR 211.21(n) that currently operates an "office of a foreign bank," as defined in 12 CFR 211.21(t), which is licensed under 12 CFR 211.24(a);
  - such office of an unaffiliated, licensed foreign bank; or
  - an insurance company subject to regulation by any State,

  provided such debt is not guaranteed by an individual who or entity that is not a principal of the applicant or registrant.

For the purpose of answering Questions A, B, C, D, E, F, G, I and K of the Disciplinary Information sections in the Form 8-R, PRINCIPAL also means an individual described in (1), (2) or (4) above with respect to any entity whether or not the entity is an applicant, registrant, or a person required to be registered under the Act.

SELF-REGULATORY ORGANIZATION (SRO): a private, non-governmental organization authorized to set and enforce standards of conduct for an industry. NFA, FINRA (formerly known as NASD), and the securities and futures exchanges in the U.S. are examples of domestic SROs.

UNITED STATES CRIMINAL CODE:

Section 152:	Concealment of assets, making false claims or bribery in connection with a bankruptcy
Section 1341, 1342 or 1343:	Mail fraud
Chapter 25:	Counterfeiting and forgery
Chapter 47:	Fraud or false statements in a matter within the jurisdiction of a United States department or agency
Chapter 95 or 96:	Racketeering and Racketeering Influence

Disciplinary Information - Criminal Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

THE QUESTIONS ON THIS PAGE MUST BE ANSWERED "YES" EVEN IF:

- ADJUDICATION OF GUILT WAS WITHHELD OR THERE WAS NO CONVICTION; OR

- THERE WAS A CONDITIONAL DISCHARGE OR POST-CONVICTION DISMISSAL AFTER SUCCESSFUL COMPLETION OF A SENTENCE; OR

- A STATE CERTIFICATE OF RELIEF FROM DISABILITIES OR SIMILAR DOCUMENT WAS ISSUED RELIEVING THE HOLDER OF FORFEITURES, DISABILITIES OR BARS RESULTING FROM A CONVICTION; OR

- THE RECORD WAS EXPUNGED OR SEALED; OR

- A PARDON WAS GRANTED.

THE QUESTIONS MAY BE ANSWERED "NO" IF THE CASE WAS DECIDED IN A JUVENILE COURT OR UNDER A YOUTH OFFENDER LAW.

For each matter that requires a "Yes" answer to Questions A, B or C below, a Criminal Disclosure Matter Page (DMP) must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any; and

- the date of the determination.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the charges;

- the classification of the offense, i.e., felony or misdemeanor;

- the plea, sentencing and probation information, as applicable;

- the final disposition; and

- a summary of the circumstances surrounding the criminal matter.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question A

Has the firm ever pled guilty or nolo contendere ("no contest") to or been convicted or found guilty of any felony in any U.S., non-U.S. or military court?

No

Question B

Has the firm ever pled guilty to or been convicted or found guilty of any <u>misdemeanor</u> in any U.S., non-U.S. or military court which involves:

- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering, or misappropriation of funds, securities or property; or
- violation of <u>sections 7203, 7204, 7205 or 7207 of the Internal Revenue Code of 1986</u>; or
- violation of <u>sections 152, 1341, 1342 or 1343 or chapters 25, 47, 95 or 96 of the U.S. Criminal Code</u>; or
- any transaction in or advice concerning futures, options, leverage transactions or securities?

No

Question C

Is there a <u>charge</u> pending, the resolution of which could result in a "Yes" answer to the above questions?

Yes

Will you be filing a Criminal DMP with respect to a new matter? No

Disciplinary Information - Regulatory Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

For each matter that requires a "Yes" answer to Questions D, E, F, G, H or I below, a Regulatory DMP must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any;

- the date of the determination; and
- a summary of the circumstances surrounding the regulatory matter.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the allegations; and

- the final disposition.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question D

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has a court ever permanently or temporarily <u>enjoined</u> the firm after a hearing or default or as the result of a settlement, consent decree or other agreement, from engaging in or continuing any activity involving:

- any transaction in or advice concerning futures, options, leverage transactions or securities; or
- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property?

No

Question E

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has the firm ever been <u>found</u>, after a hearing or default or as the result of a settlement, consent decree or other agreement, to:

- have violated any provision of any <u>investment-related statute</u> or regulation thereunder; or
- have violated any statute, rule, regulation or order which involves embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property; or
- have willfully aided, abetted, counseled, commanded, induced or procured such violation by any other <u>person</u>; or
- have failed to supervise another <u>person</u>'s activities under any <u>investment-related statute</u> or regulation thereunder?

Yes

Question F

Has the firm ever been debarred by any agency of the U.S. from contracting with the U.S.?

No

Question G

Has the firm ever been the subject of any order issued by or a party to any agreement with a U.S. or non-U.S. regulatory authority (other than the CFTC), including but not limited to a licensing authority, or self-regulatory organization (other than NFA or a U.S. futures exchange) that prevented or restricted the firm's ability to engage in any business in the financial services industry?

Yes

Question H

Are any of the orders or other agreements described in Question G currently in effect against the firm?

No

Question I

Is the firm a party to any action, the resolution of which could result in a "Yes" answer to the above questions?

No

Will you be filing a Regulatory DMP with respect to a new matter?Yes

Disciplinary Information - Financial Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

For each matter that requires a "Yes" answer to Question J below, a Financial DMP must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any;

- the date of the determination; and
- a summary of the circumstances surrounding the financial matter.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the allegations; and

- the final disposition.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question J

Has the firm ever been the subject of an adversary action brought by a U.S. bankruptcy trustee?

Yes

Will you be filing a Financial DMP with respect to a new matter?No

Registration Certification Statement

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

NATIONAL FUTURES ASSOCIATION

Filed on March 05, 2021
NFA ID 0210678 DEUTSCHE BANK AG
Submitted by MARGIE ADAMS (ADAMSM7)

The question(s) you are disclosing the regulatory action under:

☑ G.

Has the firm ever been the subject of any order issued by or a party to any agreement with a U.S. or non-U.S. regulatory authority (other than the CFTC), including but not limited to a licensing authority, or self-regulatory organization (other than NFA or a U.S. futures exchange) that prevented or restricted the firm's ability to engage in any business in the financial services industry?

Regulatory Case Information

Regulatory Information

Regulatory/Civil Action initiated by   NON-U.S. REGULATOR: CENTRAL BANK OF THE REPUBLIC OF CHINA (TAIWAN)

Case Information

Case Number	TAI-YANG-WEI-CHI-TZU-1100006870
Case Status	FINAL
Date Resolved	February 2021
Sanctions imposed	
REVOCATION	
SUSPENSION	

Comments

On February 5, 2021, the CBC issued a sanction letter to DBTP (the "Sanction Letter"). In the Sanction Letter, the CBC found that DBTP failed to review transactional documents to verify that its clients' Taiwan dollar ("TWD")/foreign currency forward trades were driven by "foreign exchange genuine need" for Taiwan dollars, resulting in the clients engaging in speculative trading in TWD/foreign currency forwards. In addition, certain of those transactions, when matched with spot FX transactions upon maturity of the forward transactions, were in the nature of synthetic NDF transactions with counterparties other than those allowed by CBC regulations. The Sanction Letter revoked DBTP's ability to engage in TWD/foreign currency forward trades and TWD/foreign currency non-deliverable forward trades, and suspended DBTP for a period of two years from engaging in foreign exchange derivatives transactions. The revocation and suspension are subject to an administrative appeal to be submitted within 31 days following receipt of the Sanction Letter. DBTP is permitted to re-apply to the CBC to resume business activities covered by the revocation and suspension prior to the end of the two-year period upon demonstration to the CBC of "concrete improvement." No monetary sanction was imposed by the CBC.

Not provided

Disciplinary Information (Firm)

COMMODITY FUTURES TRADING COMMISSION
NATIONAL FUTURES ASSOCIATION

Filed on July 01, 2021

NFA ID 0210678 DEUTSCHE BANK AG
Submitted by MARGIE ADAMS (ADAMSM7)

Instructions

READ THESE INSTRUCTIONS CAREFULLY BEFORE COMPLETING OR REVIEWING THE APPLICATION. THE FAILURE TO ANSWER ALL QUESTIONS COMPLETELY AND ACCURATELY OR THE OMISSION OF REQUIRED INFORMATION MAY RESULT IN THE DENIAL OR REVOCATION OF REGISTRATION.

THE FAILURE TO DISCLOSE A DISCIPLINARY MATTER EITHER IN AN APPLICATION OR AN UPDATE WILL RESULT IN THE IMPOSITION OF A LATE DISCLOSURE FEE IN ACCORDANCE WITH NFA REGISTRATION RULE 210(c).

Not every section applies to every applicant. Certain sections apply depending on the registration category or categories being applied for. The text above these sections explains who must complete the section.

DEFINED TERMS

Words that are underlined in this form are either defined terms and have the meanings contained in the Definition of Terms section or links to the text of Commodity Exchange Act provisions, CFTC Regulations or NFA Rules.

GENERAL

Read the Instructions and Questions Carefully

A question that is answered incorrectly because it was misread or misinterpreted can result in severe consequences, including denial or revocation of registration. Although this applies to all questions in the application, it is particularly important to the questions in the Disciplinary Information Section.

Rely Only on Advice from NFA Staff

A question that is answered incorrectly because of advice received from a lawyer, employer, a judge or anyone else (other than a member of NFA's Registration Investigations or Legal (RIL) staff) can result in severe consequences, including denial or revocation of registration. This also applies to all questions in the form, but is particularly important regarding the Disciplinary Information Section. If the language of a question in the Disciplinary Information Section requires disclosure of a matter, a "Yes" answer to the question is required no matter what other advice has been received from anyone other than NFA's RIL staff. Additionally, the applicant or registrant remains responsible for failures to disclose even if someone completes the form on the applicant's or registrant's behalf.

Update the Information on the Application

If information provided on the application changes or a matter that would have required disclosure on the application occurs after the application is filed, the new information must be promptly filed. APs and Principals should advise their Sponsors of the new information, and the Sponsor must file the update on their behalf. The failure to promptly update information can result in severe consequences, including denial or revocation of registration.

Compliance with Disclosure Requirements of Another Regulatory Body is not Sufficient

With some exceptions, which are described below in the Regulatory and Financial Disclosures sections, if any

question requires the provision of information, that information must be provided. In particular, if a question in the Disciplinary Information Section requires disclosure of a matter, the question must be answered "Yes" and additional documents must be provided even if the matter has been disclosed to another regulatory body such as FINRA, an exchange or a state regulator. Similarly, disclosure is required even if another regulatory body does NOT require disclosure of the same matter.

Call NFA with Questions

If there is any question about whether particular information must be provided, whether a particular matter must be disclosed or whether a particular question requires a "Yes" answer, call the NFA Information Center at (800) 621-3570 or (312) 781-1410. Representatives are available from 8:00 a.m. to 5:00 p.m., Central Time, Monday through Friday. If the advice of NFA staff is sought, a written record containing the date of the conversation, the name of the NFA staff person giving the advice and a description of the advice should be made during the conversation and kept in the event an issue concerning disclosure of the matter arises later.

DISCIPLINARY INFORMATION SECTION

Criminal Disclosures

Some common mistakes in answering the criminal disclosure questions involve expungements, diversion programs and similar processes. The Commodity Futures Trading Commission requires a "Yes" answer even if the matter has been expunged or the records sealed, there was no adjudication or finding of guilt, the guilty plea was vacated or set aside or the matter was dismissed upon completion of the diversion program.

Another common error regarding criminal matters concerns matters that do not involve the derivatives industry. All criminal matters must be disclosed, even if a matter is unrelated to the derivatives industry, unless the case was decided in a juvenile court or under a Youth Offender law.

Regulatory Disclosures

Regulatory actions taken by the Commodity Futures Trading Commission, NFA or U.S. futures exchanges do not need to be disclosed since NFA is already aware of them once they are entered into NFA's BASIC system.

Financial Disclosures

It is not necessary to disclose arbitration awards or CFTC reparations matters unless the applicant or registrant has failed to pay an award related to a CFTC-related product or an order entered in a reparations matter.

Only adversary actions that a U.S. bankruptcy trustee files must be disclosed. Adversary actions that creditors file are not disclosable. A person named as a party to an adversary action in a bankruptcy proceeding must disclose the action, even if the person is not the bankrupt person.

ADDITIONAL DOCUMENTS

For each matter that caused a "Yes" answer, a Disclosure Matter Page (DMP), which is accessible using NFA's DMP Filing System, must be filed. In addition to the required DMP, other documents about the matter must be provided to NFA. If court documents are unavailable, a certified letter from the court verifying that must be sent to NFA. If documents other than court documents are unavailable, a written explanation for their unavailability must be provided. Electronic copies of the documents can be uploaded using NFA's DMP Filing System or documents may be sent to NFA by email to registration@nfa.futures.org, fax to (312) 559-3411 or mail to NFA Registration Department, 300 S. Riverside Plaza, Suite 1800, Chicago, IL 60606.

Providing all documents to NFA is important. Failure to do so will delay the registration process and may result in a denial of the application.

Definition of Terms

(The following terms are defined solely for the purpose of using NFA's Online Registration System.)

10% OR MORE INTEREST: direct or indirect ownership of 10% or more of an entity's stock; entitlement to vote or empowered to sell 10% or more of an entity's voting securities; contribution of 10% or more of an entity's capital; or entitlement to 10% or more of an entity's net profits.

ADJUDICATION: in a criminal case, a determination by the court that the defendant is guilty or not guilty.

ADVERSARY ACTION: a lawsuit arising in or related to a bankruptcy case commenced by a bankruptcy trustee by filing a complaint with a bankruptcy court or a district court.

ALIAS: another name utilized by an individual or previously used by an entity.

CHARGE: a formal complaint, information, indictment or equivalent instrument containing an accusation of a crime.

DBA: abbreviation for Doing Business As. The firm is doing its futures, retail off-exchange forex or swaps business by this name.

DESIGNATED SUPERVISOR: solely for the purpose of determining whether the Branch Manager Examination (Series 30) is required, Designated Supervisor means a person who is registered with FINRA (formerly known as NASD) as a General Securities Representative and has been designated to act as the supervisor of an office that is not an Office of Supervisory Jurisdiction ("non-OSJ"), provided that:

- either the futures activity conducted in the non-OSJ that is subject to the Designated Supervisor's supervision is limited to activity not requiring the Series 3 Examination and both the Designated Supervisor and the Branch Manager of the Office of Supervisory Jurisdiction to which the non-OSJ reports have otherwise satisfied NFA's Proficiency Requirements appropriate to their supervisory activities; or

- the activity that is conducted in the non-OSJ that requires the Series 3 Examination is supervised by the Branch Manager of the Office of Supervisory Jurisdiction to which the non-OSJ reports and both the Designated Supervisor and Branch Office Manager have passed the Series 3 Examination.

ENJOINED: subject to an injunction.

ENTITY: any person other than an individual.

ENTITY FLOOR TRADER: an applicant that files or registrant that filed a Form 7-R to apply for registration as a floor trader.

FELONY: any crime classified as a felony and for states and countries that do not differentiate between a felony or misdemeanor, an offense that could result in imprisonment for any period of more than one year. The term also includes a general court martial.

FINANCIAL SERVICES INDUSTRY: the commodities, securities, accounting, banking, finance, insurance, law or real estate industries.

FLOOR TRADER ORDER ENTERER: an individual responsible for entry of orders from an Entity Floor Trader's own account.

FOUND: subject to a determination that conduct or a rule violation has occurred. The term applies to dispositions

of any type, including but not limited to consent decrees or settlements in which the findings are neither admitted nor denied or in which the findings are for settlement or record purposes only.

INDIRECT OWNER: an individual who through agreement, holding companies, nominees, trusts or otherwise:

- is the owner of 10% or more of the outstanding shares of any class of an entity's equity securities, other than non-voting securities;

- is entitled to vote 10% or more of the outstanding shares of any class of an entity's equity securities, other than non-voting securities;

- has the power to sell or direct the sale of 10% or more of the outstanding shares of any class of an entity's equity securities, other than non-voting securities;

- is entitled to receive 10% or more of an entity's net profits; or

- has the power to exercise a controlling influence over an entity's activities that are subject to regulation by the Commission.

INTERNAL REVENUE CODE:

Section 7203:   Willful Failure to File Return, Supply Information or Pay Tax
Section 7204:   Fraudulent Statement or Failure to Make Statement
Section 7205:   Fraudulent Withholding Exemption Certificate or Failure to Supply Information
Section 7207:   Fraudulent Returns, Statements or Other Documents

INVESTMENT RELATED STATUTES:

- The Commodity Exchange Act

- The Securities Act of 1933

- The Securities Exchange Act of 1934

- The Public Utility Holding Company Act of 1935

- The Trust Indenture Act of 1939

- The Investment Advisers Act of 1940

- The Investment Company Act of 1940

- The Securities Investors Protection Act of 1970

- The Foreign Corrupt Practices Act of 1977

- Chapter 96 of Title 18 of the United States Code

- Any similar statute of a State or foreign jurisdiction

- Any rule, regulation or order under any such statutes; and

- The rules of the Municipal Securities Rulemaking Board

MISDEMEANOR: any crime classified as a misdemeanor and for states and countries that do not differentiate between a <u>felony</u> or misdemeanor, an offense that could result in imprisonment for any period of at least six days but not more than one year. By way of example, an offense for which the maximum period of imprisonment is 60 days would be considered a misdemeanor. The term also includes a special court martial.

NON-U.S. NATURAL PERSON: an individual who has not resided in the U.S. since reaching the age of 18 years.

OTHER NAME: For firms, including sole proprietors, any other name that the firm uses or has used in the past but not the name of any other legal <u>entity</u> that the firm has an affiliation or association with (see <u>DBA</u>). For individuals, this is any name the person is or has been known by. For example, a maiden name, an <u>alias</u> name that you use or are known by, or a previous name if you have changed your legal name.

OUTSIDE DIRECTOR: an individual who is director of an applicant or registrant and who:

- is not an officer or employee of the applicant or registrant;

- is not engaged in or have direct supervisory responsibility over persons engaged in the solicitation of

  - or acceptance of customers' orders or retail forex customers' orders;
  - funds, securities or property for participation in a commodity pool;
  - a client's or prospective client's discretionary account;
  - leverage customers' orders for leverage transactions;
  - or acceptance of a swap agreement; or

- does not regularly have access to the keeping, handling or processing of:

  - transactions involving "commodity interests", as that term is defined in CFTC Regulation 1.3;
  - customer funds, retail forex customer funds, leverage customer funds, foreign futures or foreign options secured amount, or adjusted net capital.

PERSON: an individual, association, partnership, corporation, limited liability company, limited liability partnership, trust, or other form of business organization.

PRINCIPAL - means, with respect to an applicant, a registrant, or a <u>person</u> required to be registered under the Act:

(1) an individual who is:

- a sole proprietor of a sole proprietorship;

- a general partner of a partnership;

- a director, president, chief executive officer, chief operating officer, chief financial officer, or a person

in charge of a business unit, division or function subject to regulation by the Commission of a corporation, limited liability company or limited liability partnership;

- a manager, managing member or a member vested with the management authority for a limited liability company or limited liability partnership; or

- a chief compliance officer; or

(2) an individual who directly or indirectly, through agreement, holding companies, nominees, trusts or otherwise:

- is the owner of 10% or more of the outstanding shares of any class of an applicant or registrant's equity securities, other than non-voting securities;

- is entitled to vote 10% or more of the outstanding shares of any class of an applicant or registrant's equity securities, other than non-voting securities;

- has the power to sell or direct the sale of 10% or more of the outstanding shares of any class of an applicant or registrant's equity securities, other than non-voting securities;

- is entitled to receive 10% or more of an applicant or registrant's net profits; or

- has the power to exercise a controlling influence over an applicant or registrant's activities that are subject to regulation by the Commission; or

(3) an entity that:

- is a general partner of a partnership; or

- is the direct owner of 10% or more of the outstanding shares of any class of an applicant or registrant's equity securities, other than non-voting securities; or

(4) an individual who or an entity that:

- has contributed 10% or more of an applicant or registrant's capital unless such capital contribution consists of subordinated debt contributed by:

  - an unaffiliated bank insured by the Federal Deposit Insurance Corporation;
  - an unaffiliated "foreign bank," as defined in 12 CFR 211.21(n) that currently operates an "office of a foreign bank," as defined in 12 CFR 211.21(t), which is licensed under 12 CFR 211.24(a);
  - such office of an unaffiliated, licensed foreign bank; or
  - an insurance company subject to regulation by any State,

  provided such debt is not guaranteed by an individual who or entity that is not a principal of the applicant or registrant.

For the purpose of answering Questions A, B, C, D, E, F, G, I and K of the Disciplinary Information sections in the Form 8-R, PRINCIPAL also means an individual described in (1), (2) or (4) above with respect to any entity whether or not the entity is an applicant, registrant, or a person required to be registered under the Act.

SELF-REGULATORY ORGANIZATION (SRO): a private, non-governmental organization authorized to set and enforce standards of conduct for an industry. NFA, FINRA (formerly known as NASD), and the securities and futures exchanges in the U.S. are examples of domestic SROs.

UNITED STATES CRIMINAL CODE:

Section 152:	Concealment of assets, making false claims or bribery in connection with a bankruptcy
Section 1341, 1342 or 1343:	Mail fraud
Chapter 25:	Counterfeiting and forgery
Chapter 47:	Fraud or false statements in a matter within the jurisdiction of a United States department or agency
Chapter 95 or 96:	Racketeering and Racketeering Influence

Disciplinary Information - Criminal Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

THE QUESTIONS ON THIS PAGE MUST BE ANSWERED "YES" EVEN IF:

- <u>ADJUDICATION</u> OF GUILT WAS WITHHELD OR THERE WAS NO CONVICTION; OR

- THERE WAS A CONDITIONAL DISCHARGE OR POST-CONVICTION DISMISSAL AFTER SUCCESSFUL COMPLETION OF A SENTENCE; OR

- A STATE CERTIFICATE OF RELIEF FROM DISABILITIES OR SIMILAR DOCUMENT WAS ISSUED RELIEVING THE HOLDER OF FORFEITURES, DISABILITIES OR BARS RESULTING FROM A CONVICTION; OR

- THE RECORD WAS EXPUNGED OR SEALED; OR

- A PARDON WAS GRANTED.

THE QUESTIONS MAY BE ANSWERED "NO" IF THE CASE WAS DECIDED IN A JUVENILE COURT OR UNDER A YOUTH OFFENDER LAW.

For each matter that requires a "Yes" answer to Questions A, B or C below, a Criminal Disclosure Matter Page (DMP) must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any; and

- the date of the determination.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the <u>charges</u>;

- the classification of the offense, i.e., <u>felony</u> or <u>misdemeanor</u>;

- the plea, sentencing and probation information, as applicable;

- the final disposition; and

- a summary of the circumstances surrounding the criminal matter.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question A

Has the firm ever pled guilty or nolo contendere ("no contest") to or been convicted or found guilty of any felony in any U.S., non-U.S. or military court?

No

Question B

Has the firm ever pled guilty to or been convicted or found guilty of any <u>misdemeanor</u> in any U.S., non-U.S. or military court which involves:

- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering, or misappropriation of funds, securities or property; or
- violation of <u>sections 7203, 7204, 7205 or 7207 of the Internal Revenue Code of 1986</u>; or
- violation of <u>sections 152, 1341, 1342 or 1343 or chapters 25, 47, 95 or 96 of the U.S. Criminal Code</u>; or
- any transaction in or advice concerning futures, options, leverage transactions or securities?

No

Question C

Is there a <u>charge</u> pending, the resolution of which could result in a "Yes" answer to the above questions?

Yes

Will you be filing a Criminal DMP with respect to a new matter? No

Disciplinary Information - Regulatory Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

For each matter that requires a "Yes" answer to Questions D, E, F, G, H or I below, a Regulatory DMP must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any;

- the date of the determination; and
- a summary of the circumstances surrounding the regulatory matter.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the allegations; and

- the final disposition.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question D

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has a court ever permanently or temporarily <u>enjoined</u> the firm after a hearing or default or as the result of a settlement, consent decree or other agreement, from engaging in or continuing any activity involving:

- any transaction in or advice concerning futures, options, leverage transactions or securities; or
- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property?

No

Question E

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has the firm ever been <u>found</u>, after a hearing or default or as the result of a settlement, consent decree or other agreement, to:

- have violated any provision of any <u>investment-related statute</u> or regulation thereunder; or
- have violated any statute, rule, regulation or order which involves embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property; or
- have willfully aided, abetted, counseled, commanded, induced or procured such violation by any other <u>person</u>; or
- have failed to supervise another <u>person</u>'s activities under any <u>investment-related statute</u> or regulation thereunder?

Yes

Question F

Has the firm ever been debarred by any agency of the U.S. from contracting with the U.S.?

No

Question G

Has the firm ever been the subject of any order issued by or a party to any agreement with a U.S. or non-U.S. regulatory authority (other than the CFTC), including but not limited to a licensing authority, or self-regulatory organization (other than NFA or a U.S. futures exchange) that prevented or restricted the firm's ability to engage in any business in the financial services industry?

Yes

Question H

Are any of the orders or other agreements described in Question G currently in effect against the firm?

No

Question I

Is the firm a party to any action, the resolution of which could result in a "Yes" answer to the above questions?

No

Will you be filing a Regulatory DMP with respect to a new matter?Yes

Disciplinary Information - Financial Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

For each matter that requires a "Yes" answer to Question J below, a Financial DMP must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any;

- the date of the determination; and
- a summary of the circumstances surrounding the financial matter.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the allegations; and

- the final disposition.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question J

Has the firm ever been the subject of an <u>adversary action</u> brought by a U.S. bankruptcy trustee?

Yes

Will you be filing a Financial DMP with respect to a new matter?No

Registration Certification Statement

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

Firm Regulatory Disclosure Matter Page
NATIONAL FUTURES ASSOCIATION

Filed on July 01, 2021
NFA ID 0210678 DEUTSCHE BANK AG
Submitted by MARGIE ADAMS (ADAMSM7)

The question(s) you are disclosing the regulatory action under:

☑ E.

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has the firm ever been found, after a hearing or default or as the result of a settlement, consent decree or other agreement, to:

- have violated any provision of any investment-related statute or regulation thereunder; or

- have violated any statute, rule, regulation or order which involves embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property; or

- have willfully aided, abetted, counseled, commanded, induced or procured such violation by any other person; or

- have failed to supervise another person's activities under any investment-related statute or regulation thereunder?

Regulatory Case Information

Regulatory Information
Regulatory/Civil Action initiated by   NON-U.S. REGULATOR: THE SWISS FEDERAL DEPARTMENT OF FINANCE (THE "SWISS EFD")

Case Information
Case Number   UNKNOWN
Case Status   FINAL
Date Resolved   June 2021
Sanctions imposed
OTHER: FINE

Comments

ON JUNE 4, 2021, THE SWISS EFD ENTERED AN ORDER (THE "ORDER") FINDING THAT DB AG FAILED TO MAKE TIMELY REPORTS TO THE SIX SWISS EXCHANGE ("SIX") WHEN DB AG'S HOLDINGS OF TWO SIX-LISTED COMPANIES HAD FALLEN BELOW THE THRESHOLD REQUIRING NOTIFICATION TO THE SIX WITHIN FOUR TRADING DAYS. IN ADDITION, THE SWISS EFD FOUND THAT DB AG FAILED TO CORRECT INACCURATE DISCLOSURE REPORTS RELATING TO ITS HOLDINGS IN ANOTHER SIX-LISTED COMPANY. THE SWISS EFD IMPOSED A FINE OF THIRTY THOUSAND SWISS FRANCS, WHICH IS APPROXIMATELY USD $33,000, WHICH WILL BE TIMELY PAID.

Supporting Documentation

Not provided

Firm Criminal Disclosure Matter Page

NATIONAL FUTURES ASSOCIATION

Filed on September 14, 2021
NFA ID 0210678 DEUTSCHE BANK AG
Submitted by MARGIE ADAMS (ADAMSM7)

The question(s) you are disclosing the criminal action under:

☑ C.

Is there a charge pending, the resolution of which could result in a "Yes" answer to the above questions?

Criminal Case Information

Formal Charge(s) Information

Filing Location	NON-U.S. COURT
Date Filed	August 2021

Court Information

Name of Court	FEDERAL COURT OF AUSTRALIA. DISTRICT REGISTRY: NEW SOUTH WALES. DIVISION: GENERAL
City or County	Not provided
State	Not provided
Country	AUSTRALIA
Case Information	
Case Number	GENERAL. NO. NSD1316 OF 2020
Case Status	PENDING

Charge Details

Formal Charge Description	SECTION 44ZZRG(1), COMPETITION AND CONSUMER ACT 2010 (CTH).
Classification	INDICTABLE OFFENSE
Plea Entered	DB AG WILL PLEAD "NOT GUILTY"
Disposition	PENDING TRIAL, CURRENTLY SCHEDULED FOR APRIL 2022.

Formal Charge Description	SECTION 44ZZRF(1), COMPETITION AND CONSUMER ACT 2010 (CTH).
Classification	INDICTABLE OFFENSE
Plea Entered	DB AG WILL PLEAD "NOT GUILTY"
Disposition	PENDING TRIAL, CURRENTLY SCHEDULED FOR APRIL 2022.

Comments

ON JUNE 1, 2018, DB AG WAS ISSUED A COURT ATTENDANCE NOTICE WITH RESPECT TO SIX CHARGES IN THE LOCAL COURT OF NEW SOUTH WALES, FOLLOWED BY THE ISSUANCE OF A CHARGE CERTIFICATE ON MARCH 19, 2019 AND ENTRY OF A NOT-GUILTY PLEA ON DECEMBER 8, 2020. THE MATTER WAS THEN TRANSFERRED TO THE FEDERAL COURT, WHERE AN INITIAL INDICTMENT WAS FILED ON FEBRUARY 2, 2021. ON AUGUST 16, 2021, DB AG WAS CHARGED UNDER A SUPERSEDING INDICTMENT WITH ONE COUNT OF MAKING A CONTRACT, ARRANGEMENT OR UNDERSTANDING CONTAINING A CARTEL PROVISION CONTRARY TO SECTION 44ZZRF(1) OF THE COMPETITION AND CONSUMER ACT 2010 (CTH) AND ONE COUNT OF GIVING EFFECT TO A CARTEL PROVISION CONTAINED IN A CONTRACT, ARRANGEMENT OR UNDERSTANDING CONTRARY TO SECTION 44ZZRG(1) OF THE COMPETITION AND CONSUMER ACT 2010 (CTH). IN ITS INDICTMENT, THE COMMONWEALTH DIRECTOR OF PUBLIC PROSECUTIONS ("CDPP") ALLEGED THAT ON AUGUST 8, 2015, DB AG ENTERED INTO AN ARRANGEMENT WITH TWO OTHER INVESTMENT BANKS TO RESTRICT OR LIMIT EACH OF THE BANKS' TRADING IN AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED SHARES ("ANZ SHARES"). DB AG WILL PLEAD "NOT GUILTY" AND IS AWAITING TRIAL ON BOTH CHARGES, CURRENTLY SCHEDULED FOR APRIL 4, 2022.

Supporting Documentation

Not provided

Filed on October 20, 2021

NFA ID 0210678 DEUTSCHE BANK AG
Submitted by MARGIE ADAMS (ADAMSM7)

Business Information

Street Address 1	TAUNUSANLAGE 12
Street Address 2	FRANKFURT AM MAIN
City	FRANKFURT
Zip/Postal Code	60325
Country	GERMANY
Phone Number	01149 69 910-00
Fax Number	011 49 69 910-34225
Email	Not provided
Website/URL	WWW.DB.COM
CRD/IARD ID	Not provided

Exempt Foreign Firm Contact Information

Exempt Foreign Firm Contact Address

First Name	GUY
Last Name	TWINN
Street Address 1	WINCHESTER HOUSE, 1 GREAT WINCHESTER STREET
City	LONDON
Zip/Postal Code	EC2N 2DB
Country	UNITED KINGDOM
Phone	44(20)75459592
Email	GUY.TWINN@DB.COM

Location of Business Records

Street Address 1	60 WALL STREET
City	NEW YORK
State	NEW YORK
Zip/Postal Code	10005
Country	UNITED STATES

Registration Contact Information

First Name	MARGIE
Last Name	ADAMS
Title	DIRECTOR - COMPLIANCE OFFICER
Street Address 1	60 WALL STREET
City	NEW YORK
State (United States only)	NEW YORK
Zip/Postal Code	10005
Country	UNITED STATES
Phone	212-250-5762
Fax	212-797-2636
Email	MARGARET.ADAMS@DB.COM

Enforcement/Compliance Communication Contact Information

First Name	JAMES
Last Name	MELLSTROM
Title	DIRECTOR
Street Address 1	60 WALL STREET
City	NEW YORK
State (United States only)	NEW YORK
Zip/Postal Code	10005
Country	UNITED STATES
Phone	212-250-8743
Email	JAMES.MELLSTROM@DB.COM

First Name	KANU
Last Name	VATS
Street Address 1	1 COLUMBUS CIRCLE
City	NEW YORK
State (United States only)	NEW YORK
Zip/Postal Code	10019
Country	UNITED STATES
Phone	212-250-5470
Email	KANU.VATS@DB.COM

Membership Contact Information

Membership Contact

First Name	MARGIE
Last Name	ADAMS
Title	DIRECTOR - COMPLIANCE OFFICER
Street Address 1	60 WALL STREET
City	NEW YORK
State (United States only)	NEW YORK
Zip/Postal Code	10005
Country	UNITED STATES
Phone	212-250-5762
Fax	212-797-2636
Email	MARGARET.ADAMS@DB.COM

Accounting Contact

First Name	MARGIE
Last Name	ADAMS
Title	DIRECTOR - COMPLIANCE OFFICER
Street Address 1	60 WALL STREET
City	NEW YORK
State (United States only)	NEW YORK
Zip/Postal Code	10005
Country	UNITED STATES
Phone	212-250-5762
Fax	212-797-2636
Email	MARGARET.ADAMS@DB.COM

Arbitration Contact

First Name	ANDREW
Last Name	STEMMER
Title	DIRECTOR
Street Address 1	60 WALL STREET
City	NEW YORK
State (United States only)	NEW YORK
Zip/Postal Code	10005
Country	UNITED STATES
Phone	212-250-9039
Fax	212-250-9322
Email	ANDREW.STEMMER@DB.COM

Compliance Contact

First Name	JAMES
Last Name	MELLSTROM
Title	DIRECTOR
Street Address 1	60 WALL STREET
City	NEW YORK
State (United States only)	NEW YORK
Zip/Postal Code	10005
Country	UNITED STATES
Phone	212-250-8743
Email	JAMES.MELLSTROM@DB.COM

Chief Compliance Officer Contact

First Name	JONATHAN
Last Name	BANKS
Title	MANAGING DIRECTOR
Street Address 1	1 COLUMBUS CIRCLE
City	NEW YORK
State (United States only)	NEW YORK
Zip/Postal Code	10005
Country	UNITED STATES
Phone	212-250-5746
Email	JONNY.BANKS@DB.COM

Registration Certification Statement

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

Firm Business Locations

Filed on October 21, 2021

NFA ID 0210678 DEUTSCHE BANK AG
Submitted by MARGIE ADAMS (ADAMSM7)

Business Information

Street Address 1	**TAUNUSANLAGE 12**
Street Address 2	**FRANKFURT AM MAIN**
City	**FRANKFURT**
Zip/Postal Code	**60325**
Country	**GERMANY**
Phone Number	**01149 69 910-00**
Fax Number	**011 49 69 910-34225**
Email	**Not provided**
Website/URL	**WWW.DB.COM**
CRD/IARD ID	**Not provided**

Exempt Foreign Firm Contact Information

Exempt Foreign Firm Contact Address

First Name	**GUY**
Last Name	**TWINN**
Street Address 1	**AVENUE FRANKLIN D. ROOSEVELT 23-25**
City	**PARIS**
Zip/Postal Code	**75008**
Country	**FRANCE**
Phone	**33(1) 4495-6408**
Email	**GUY.TWINN@DB.COM**

Location of Business Records

Street Address 1	**60 WALL STREET**
City	**NEW YORK**
State	**NEW YORK**
Zip/Postal Code	**10005**
Country	**UNITED STATES**

Registration Contact Information

First Name	**MARGIE**
Last Name	**ADAMS**
Title	**DIRECTOR - COMPLIANCE OFFICER**
Street Address 1	**60 WALL STREET**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10005**
Country	**UNITED STATES**
Phone	**212-250-5762**
Fax	**212-797-2636**
Email	**MARGARET.ADAMS@DB.COM**

Enforcement/Compliance Communication Contact Information

First Name	**JAMES**
Last Name	**MELLSTROM**
Title	**DIRECTOR**
Street Address 1	**60 WALL STREET**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10005**
Country	**UNITED STATES**
Phone	**212-250-8743**
Email	**JAMES.MELLSTROM@DB.COM**

First Name	**KANU**
Last Name	**VATS**
Street Address 1	**1 COLUMBUS CIRCLE**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10019**
Country	**UNITED STATES**
Phone	**212-250-5470**
Email	**KANU.VATS@DB.COM**

Membership Contact Information

Membership Contact

First Name	**MARGIE**
Last Name	**ADAMS**
Title	**DIRECTOR - COMPLIANCE OFFICER**
Street Address 1	**60 WALL STREET**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10005**
Country	**UNITED STATES**
Phone	**212-250-5762**
Fax	**212-797-2636**
Email	**MARGARET.ADAMS@DB.COM**

Accounting Contact

First Name	**MARGIE**
Last Name	**ADAMS**
Title	**DIRECTOR - COMPLIANCE OFFICER**
Street Address 1	**60 WALL STREET**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10005**
Country	**UNITED STATES**
Phone	**212-250-5762**
Fax	**212-797-2636**
Email	**MARGARET.ADAMS@DB.COM**

Arbitration Contact

First Name	**ANDREW**
Last Name	**STEMMER**
Title	**DIRECTOR**
Street Address 1	**60 WALL STREET**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10005**
Country	**UNITED STATES**
Phone	**212-250-9039**
Fax	**212-250-9322**
Email	**ANDREW.STEMMER@DB.COM**

Compliance Contact

First Name	**JAMES**
Last Name	**MELLSTROM**
Title	**DIRECTOR**
Street Address 1	**60 WALL STREET**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10005**
Country	**UNITED STATES**
Phone	**212-250-8743**
Email	**JAMES.MELLSTROM@DB.COM**

Chief Compliance Officer Contact

First Name	**JONATHAN**
Last Name	**BANKS**
Title	**MANAGING DIRECTOR**
Street Address 1	**1 COLUMBUS CIRCLE**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10005**
Country	**UNITED STATES**
Phone	**212-250-5746**
Email	**JONNY.BANKS@DB.COM**

Registration Certification Statement

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

Filed on October 22, 2021

NFA ID 0210678 DEUTSCHE BANK AG
Submitted by MARGIE ADAMS (ADAMSM7)

Business Information

Street Address 1	TAUNUSANLAGE 12
Street Address 2	FRANKFURT AM MAIN
City	FRANKFURT
Zip/Postal Code	60325
Country	GERMANY
Phone Number	01149 69 910-00
Fax Number	011 49 69 910-34225
Email	Not provided
Website/URL	WWW.DB.COM
CRD/IARD ID	Not provided

Exempt Foreign Firm Contact Information

Exempt Foreign Firm Contact Address

First Name	GUY
Last Name	TWINN
Street Address 1	AVENUE FRANKLIN D. ROOSEVELT 23-25
City	PARIS
Zip/Postal Code	75008
Country	FRANCE
Phone	33(1) 4495-6408
Email	GUY.TWINN@DB.COM

Location of Business Records

Street Address 1	60 WALL STREET
City	NEW YORK
State	NEW YORK
Zip/Postal Code	10005
Country	UNITED STATES

Registration Contact Information

First Name	MARGIE
Last Name	ADAMS
Title	DIRECTOR - COMPLIANCE OFFICER
Street Address 1	60 WALL STREET
City	NEW YORK
State (United States only)	NEW YORK
Zip/Postal Code	10005
Country	UNITED STATES
Phone	212-250-5762
Fax	212-797-2636
Email	MARGARET.ADAMS@DB.COM

Enforcement/Compliance Communication Contact Information

First Name	JAMES
Last Name	MELLSTROM
Title	DIRECTOR
Street Address 1	60 WALL STREET
City	NEW YORK
State (United States only)	NEW YORK
Zip/Postal Code	10005
Country	UNITED STATES
Phone	212-250-8743
Email	JAMES.MELLSTROM@DB.COM

First Name	KANU
Last Name	VATS
Street Address 1	1 COLUMBUS CIRCLE
City	NEW YORK
State (United States only)	NEW YORK
Zip/Postal Code	10019
Country	UNITED STATES
Phone	212-250-5470
Email	KANU.VATS@DB.COM

Membership Contact Information

Membership Contact

First Name	MARGIE
Last Name	ADAMS
Title	DIRECTOR - COMPLIANCE OFFICER
Street Address 1	60 WALL STREET
City	NEW YORK
State (United States only)	NEW YORK
Zip/Postal Code	10005
Country	UNITED STATES
Phone	212-250-5762
Fax	212-797-2636
Email	MARGARET.ADAMS@DB.COM

Accounting Contact

First Name	MARGIE
Last Name	ADAMS
Title	DIRECTOR - COMPLIANCE OFFICER
Street Address 1	60 WALL STREET
City	NEW YORK
State (United States only)	NEW YORK
Zip/Postal Code	10005
Country	UNITED STATES
Phone	212-250-5762
Fax	212-797-2636
Email	MARGARET.ADAMS@DB.COM

Arbitration Contact
First Name   ANDREW
Last Name   STEMMER
Title   DIRECTOR
Street Address 1   60 WALL STREET
City   NEW YORK
State (United States only)   NEW YORK
Zip/Postal Code   10005
Country   UNITED STATES
Phone   212-250-9039
Fax   212-250-9322
Email   ANDREW.STEMMER@DB.COM

Compliance Contact
First Name   JAMES
Last Name   MELLSTROM
Title   DIRECTOR
Street Address 1   60 WALL STREET
City   NEW YORK
State (United States only)   NEW YORK
Zip/Postal Code   10005
Country   UNITED STATES
Phone   212-250-8743
Email   JAMES.MELLSTROM@DB.COM

Chief Compliance Officer Contact

First Name	JONATHAN
Last Name	BANKS
Title	MANAGING DIRECTOR
Street Address 1	1 COLUMBUS CIRCLE
City	NEW YORK
State (United States only)	NEW YORK
Zip/Postal Code	10005
Country	UNITED STATES
Phone	212-250-5746
Email	JONNY.BANKS@DB.COM

Registration Certification Statement

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

Filed on October 28, 2021

NFA ID 0210678 DEUTSCHE BANK AG
Submitted by MARGIE ADAMS (ADAMSM7)

Business Information

Street Address 1	TAUNUSANLAGE 12
Street Address 2	FRANKFURT AM MAIN
City	FRANKFURT
Zip/Postal Code	60325
Country	GERMANY
Phone Number	01149 69 910-00
Fax Number	011 49 69 910-34225
Email	Not provided
Website/URL	WWW.DB.COM
CRD/IARD ID	Not provided

Exempt Foreign Firm Contact Information

Exempt Foreign Firm Contact Address

First Name	GUY
Last Name	TWINN
Street Address 1	AVENUE FRANKLIN D. ROOSEVELT 23-25
City	PARIS
Zip/Postal Code	75008
Country	FRANCE
Phone	33(1) 4495-6408
Email	GUY.TWINN@DB.COM

Location of Business Records

Street Address 1	60 WALL STREET
City	NEW YORK
State	NEW YORK
Zip/Postal Code	10005
Country	UNITED STATES

Registration Contact Information

First Name	MARGIE
Last Name	ADAMS
Title	DIRECTOR - COMPLIANCE OFFICER
Street Address 1	60 WALL STREET
City	NEW YORK
State (United States only)	NEW YORK
Zip/Postal Code	10005
Country	UNITED STATES
Phone	212-250-5762
Fax	212-797-2636
Email	MARGARET.ADAMS@DB.COM

Enforcement/Compliance Communication Contact Information

First Name	JAMES
Last Name	MELLSTROM
Title	DIRECTOR
Street Address 1	60 WALL STREET
City	NEW YORK
State (United States only)	NEW YORK
Zip/Postal Code	10005
Country	UNITED STATES
Phone	212-250-8743
Email	JAMES.MELLSTROM@DB.COM

First Name	KANU
Last Name	VATS
Street Address 1	1 COLUMBUS CIRCLE
City	NEW YORK
State (United States only)	NEW YORK
Zip/Postal Code	10019
Country	UNITED STATES
Phone	212-250-5470
Email	KANU.VATS@DB.COM

Membership Contact Information

Membership Contact

First Name	MARGIE
Last Name	ADAMS
Title	DIRECTOR - COMPLIANCE OFFICER
Street Address 1	60 WALL STREET
City	NEW YORK
State (United States only)	NEW YORK
Zip/Postal Code	10005
Country	UNITED STATES
Phone	212-250-5762
Fax	212-797-2636
Email	MARGARET.ADAMS@DB.COM

Accounting Contact

First Name	MARGIE
Last Name	ADAMS
Title	DIRECTOR - COMPLIANCE OFFICER
Street Address 1	60 WALL STREET
City	NEW YORK
State (United States only)	NEW YORK
Zip/Postal Code	10005
Country	UNITED STATES
Phone	212-250-5762
Fax	212-797-2636
Email	MARGARET.ADAMS@DB.COM

Arbitration Contact

First Name	ANDREW
Last Name	STEMMER
Title	MANAGING DIRECTOR
Street Address 1	1 COLUMBUS CIRCLE
City	NEW YORK
State (United States only)	NEW YORK
Zip/Postal Code	10019
Country	UNITED STATES
Phone	212-250-9039
Fax	212-250-9322
Email	ANDREW.STEMMER@DB.COM

Compliance Contact

First Name	JAMES
Last Name	MELLSTROM
Title	DIRECTOR
Street Address 1	60 WALL STREET
City	NEW YORK
State (United States only)	NEW YORK
Zip/Postal Code	10005
Country	UNITED STATES
Phone	212-250-8743
Email	JAMES.MELLSTROM@DB.COM

Chief Compliance Officer Contact

First Name	JONATHAN
Last Name	BANKS
Title	MANAGING DIRECTOR
Street Address 1	1 COLUMBUS CIRCLE
City	NEW YORK
State (United States only)	NEW YORK
Zip/Postal Code	10005
Country	UNITED STATES
Phone	212-250-5746
Email	JONNY.BANKS@DB.COM

Registration Certification Statement

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

Firm Regulatory Disclosure Matter Page

NATIONAL FUTURES ASSOCIATION

Filed on January 13, 2022
NFA ID 0210678 DEUTSCHE BANK AG
Submitted by MARGIE ADAMS (ADAMSM7)

The question(s) you are disclosing the regulatory action under:

☑ **E.**

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has the firm ever been found, after a hearing or default or as the result of a settlement, consent decree or other agreement, to:

- have violated any provision of any investment-related statute or regulation thereunder; or

- have violated any statute, rule, regulation or order which involves embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property; or

- have willfully aided, abetted, counseled, commanded, induced or procured such violation by any other person; or

- have failed to supervise another person's activities under any investment-related statute or regulation thereunder?

Regulatory Case Information

Regulatory Information

Regulatory/Civil Action initiated by   **NON-U.S. REGULATOR: GERMAN FEDERAL FINANCIAL SUPERVISORY AUTHORITY (BAFIN)**

Case Information

Case Number	**WA 17 - WP 3139-2021/0001**
Case Status	**FINAL**
Date Resolved	**December 2021**
Sanctions imposed	
OTHER: FINE	

Comments

ON DECEMBER 28, 2021, DB AG RECEIVED A FINE NOTICE IN CONNECTION WITH A REGULATORY SETTLEMENT WITH BAFIN. BAFIN ALLEGED THAT FROM APRIL 24, 2019 TO APRIL 23, 2020, DB AG, AS A SUPERVISED CONTRIBUTOR TO THE EURIBOR BENCHMARK RATE, DID NOT HAVE SUFFICIENTLY EFFECTIVE CONTROLS FOR THE SUBMISSION OF DATA PURSUANT TO ARTICLE 16(2)(A) OF THE REGULATION (EU) 2016/1011 (EU BENCHMARK REGULATION). DB AG AGREED TO A FINE OF 8,663,200 EUROS, WHICH IS APPROXIMATELY USD $9,800,000, WHICH WILL BE TIMELY PAID.

Supporting Documentation

Not provided

Filed on February 04, 2022

NFA ID 0210678 DEUTSCHE BANK AG
Submitted by JAMES MELLSTROM (MELLSTROMJ1)

Business Information

Street Address 1	**TAUNUSANLAGE 12**
Street Address 2	**FRANKFURT AM MAIN**
City	**FRANKFURT**
Zip/Postal Code	**60325**
Country	**GERMANY**
Phone Number	**01149 69 910-00**
Fax Number	**011 49 69 910-34225**
Email	**Not provided**
Website/URL	**WWW.DB.COM**
CRD/IARD ID	**Not provided**

Exempt Foreign Firm Contact Information

Exempt Foreign Firm Contact Address

First Name	**GUY**
Last Name	**TWINN**
Street Address 1	**AVENUE FRANKLIN D. ROOSEVELT 23-25**
City	**PARIS**
Zip/Postal Code	**75008**
Country	**FRANCE**
Phone	**33(1) 4495-6408**
Email	**GUY.TWINN@DB.COM**

Location of Business Records

Street Address 1	**60 WALL STREET**
City	**NEW YORK**
State	**NEW YORK**
Zip/Postal Code	**10005**
Country	**UNITED STATES**

Registration Contact Information

First Name	**MARGIE**
Last Name	**ADAMS**
Title	**DIRECTOR - COMPLIANCE OFFICER**
Street Address 1	**60 WALL STREET**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10005**
Country	**UNITED STATES**
Phone	**212-250-5762**
Fax	**212-797-2636**
Email	**MARGARET.ADAMS@DB.COM**

Enforcement/Compliance Communication Contact Information

First Name	**JONATHAN**
Last Name	**BANKS**
Title	**MANAGING DIRECTOR**
Street Address 1	**1 COLUMBUS CIRCLE**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10019**
Country	**UNITED STATES**
Phone	**212-250-5746**
Email	**JONNY.BANKS@DB.COM**

First Name	**SAMIHA**
Last Name	**FRANKLIN**
Street Address 1	**5201 GATE PARKWAY**
City	**JACKSONVILLE**
State (United States only)	**FLORIDA**
Zip/Postal Code	**32256**
Country	**UNITED STATES**
Phone	**904-645-4655**
Email	**SAMIHA.FRANKLIN@DB.COM**

Membership Contact Information

Membership Contact

First Name	**MARGIE**
Last Name	**ADAMS**
Title	**DIRECTOR - COMPLIANCE OFFICER**
Street Address 1	**60 WALL STREET**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10005**
Country	**UNITED STATES**
Phone	**212-250-5762**
Fax	**212-797-2636**
Email	**MARGARET.ADAMS@DB.COM**

Accounting Contact

First Name	**MARGIE**
Last Name	**ADAMS**
Title	**DIRECTOR - COMPLIANCE OFFICER**
Street Address 1	**60 WALL STREET**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10005**
Country	**UNITED STATES**
Phone	**212-250-5762**
Fax	**212-797-2636**
Email	**MARGARET.ADAMS@DB.COM**

Arbitration Contact

First Name	**ANDREW**
Last Name	**STEMMER**
Title	**MANAGING DIRECTOR**
Street Address 1	**1 COLUMBUS CIRCLE**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10019**
Country	**UNITED STATES**
Phone	**212-250-9039**
Fax	**212-250-9322**
Email	**ANDREW.STEMMER@DB.COM**

Compliance Contact

First Name	**JONATHAN**
Last Name	**BANKS**
Title	**MANAGING DIRECTOR**
Street Address 1	**1 COLUMBUS CIRCLE**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10019**
Country	**UNITED STATES**
Phone	**212-250-5746**
Email	**JONNY.BANKS@DB.COM**

Chief Compliance Officer Contact

First Name	**JONATHAN**
Last Name	**BANKS**
Title	**MANAGING DIRECTOR**
Street Address 1	**1 COLUMBUS CIRCLE**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10019**
Country	**UNITED STATES**
Phone	**212-250-5746**
Email	**JONNY.BANKS@DB.COM**

Registration Certification Statement

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

Firm Business Locations

COMMODITY FUTURES TRADING COMMISSION
NATIONAL FUTURES ASSOCIATION

Filed on February 07, 2022

NFA ID 0210678 DEUTSCHE BANK AG
Submitted by MARGIE ADAMS (ADAMSM7)

Business Information

Street Address 1	**TAUNUSANLAGE 12**
Street Address 2	**FRANKFURT AM MAIN**
City	**FRANKFURT**
Zip/Postal Code	**60325**
Country	**GERMANY**
Phone Number	**01149 69 910-00**
Fax Number	**011 49 69 910-34225**
Email	**Not provided**
Website/URL	**WWW.DB.COM**
CRD/IARD ID	**Not provided**

Exempt Foreign Firm Contact Information

Exempt Foreign Firm Contact Address

First Name	**GUY**
Last Name	**TWINN**
Street Address 1	**AVENUE FRANKLIN D. ROOSEVELT 23-25**
City	**PARIS**
Zip/Postal Code	**75008**
Country	**FRANCE**
Phone	**33(1) 4495-6408**
Email	**GUY.TWINN@DB.COM**

Location of Business Records

Street Address 1	**1 COLUMBUS CIRCLE**
City	**NEW YORK**
State	**NEW YORK**
Zip/Postal Code	**10019**
Country	**UNITED STATES**

Registration Contact Information

First Name	**MARGIE**
Last Name	**ADAMS**
Title	**DIRECTOR - COMPLIANCE OFFICER**
Street Address 1	**1 COLUMBUS CIRCLE**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10019**
Country	**UNITED STATES**
Phone	**212-250-5762**
Email	**MARGARET.ADAMS@DB.COM**

Enforcement/Compliance Communication Contact Information

First Name	**JONATHAN**
Last Name	**BANKS**
Title	**MANAGING DIRECTOR**
Street Address 1	**1 COLUMBUS CIRCLE**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10019**
Country	**UNITED STATES**
Phone	**212-250-5746**
Email	**JONNY.BANKS@DB.COM**

First Name	**SAMIHA**
Last Name	**FRANKLIN**
Street Address 1	**5201 GATE PARKWAY**
City	**JACKSONVILLE**
State (United States only)	**FLORIDA**
Zip/Postal Code	**32256**
Country	**UNITED STATES**
Phone	**904-645-4655**
Email	**SAMIHA.FRANKLIN@DB.COM**

Membership Contact Information

Membership Contact

First Name	**MARGIE**
Last Name	**ADAMS**
Title	**DIRECTOR - COMPLIANCE OFFICER**
Street Address 1	**1 COLUMBUS CIRCLE**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10019**
Country	**UNITED STATES**
Phone	**212-250-5762**
Email	**MARGARET.ADAMS@DB.COM**

Accounting Contact

First Name	**MARGIE**
Last Name	**ADAMS**
Title	**DIRECTOR - COMPLIANCE OFFICER**
Street Address 1	**1 COLUMBUS CIRCLE**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10019**
Country	**UNITED STATES**
Phone	**212-250-5762**
Email	**MARGARET.ADAMS@DB.COM**

Arbitration Contact

First Name	**ANDREW**
Last Name	**STEMMER**
Title	**MANAGING DIRECTOR**
Street Address 1	**1 COLUMBUS CIRCLE**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10019**
Country	**UNITED STATES**
Phone	**212-250-9039**
Fax	**212-250-9322**
Email	**ANDREW.STEMMER@DB.COM**

Compliance Contact

First Name	**JONATHAN**
Last Name	**BANKS**
Title	**MANAGING DIRECTOR**
Street Address 1	**1 COLUMBUS CIRCLE**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10019**
Country	**UNITED STATES**
Phone	**212-250-5746**
Email	**JONNY.BANKS@DB.COM**

Chief Compliance Officer Contact

First Name	**JONATHAN**
Last Name	**BANKS**
Title	**MANAGING DIRECTOR**
Street Address 1	**1 COLUMBUS CIRCLE**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10019**
Country	**UNITED STATES**
Phone	**212-250-5746**
Email	**JONNY.BANKS@DB.COM**

Registration Certification Statement

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

Firm Criminal Disclosure Matter Page

NATIONAL FUTURES ASSOCIATION

Filed on March 25, 2022
NFA ID 0210678 DEUTSCHE BANK AG
Submitted by MARGIE ADAMS (ADAMSM7)

The question(s) you are disclosing the criminal action under:

☑ **C.**

Is there a charge pending, the resolution of which could result in a "Yes" answer to the above questions?

Criminal Case Information

Formal Charge(s) Information

Filing Location	**NON-U.S. COURT**
Date Filed	**August 2021**

Court Information

Name of Court	**FEDERAL COURT OF AUSTRALIA. DISTRICT REGISTRY: NEW SOUTH WALES. DIVISION: GENERAL**
City or County	**Not provided**
State	**Not provided**
Country	**AUSTRALIA**

Case Information

Case Number	**GENERAL. NO. NSD1316 OF 2020**
Case Status	**FINAL**

Charge Details

Formal Charge Description	**SECTION 44ZZRF(1), COMPETITION AND CONSUMER ACT 2010 (CTH).**
Classification	**INDICTABLE OFFENSE**
Plea Entered	**NO PLEA ENTERED**
Disposition	**NOLLE PROSEQUI**

Formal Charge Description	**SECTION 44ZZRG(1), COMPETITION AND CONSUMER ACT 2010 (CTH).**
Classification	**INDICTABLE OFFENSE**
Plea Entered	**NO PLEA ENTERED**
Disposition	**NOLLE PROSEQUI**

Comments

ON JUNE 1, 2018, DB AG WAS ISSUED A COURT ATTENDANCE NOTICE WITH RESPECT TO SIX CHARGES IN THE LOCAL COURT OF NEW SOUTH WALES, FOLLOWED BY THE ISSUANCE OF A CHARGE CERTIFICATE ON MARCH 19, 2019 AND ENTRY OF A NOT-GUILTY PLEA ON DECEMBER 8, 2020. THE MATTER WAS THEN TRANSFERRED TO THE FEDERAL COURT, WHERE AN INITIAL INDICTMENT WAS FILED ON FEBRUARY 2, 2021. ON AUGUST 16, 2021, DB AG WAS CHARGED UNDER A SUPERSEDING INDICTMENT WITH ONE COUNT OF MAKING A CONTRACT, ARRANGEMENT OR UNDERSTANDING CONTAINING A CARTEL PROVISION CONTRARY TO SECTION 44ZZRF(1) OF THE COMPETITION AND CONSUMER ACT 2010 (CTH) AND ONE COUNT OF GIVING EFFECT TO A CARTEL PROVISION CONTAINED IN A CONTRACT, ARRANGEMENT OR UNDERSTANDING CONTRARY TO SECTION 44ZZRG(1) OF THE COMPETITION AND CONSUMER ACT 2010 (CTH). IN ITS INDICTMENT, THE COMMONWEALTH DIRECTOR OF PUBLIC PROSECUTIONS ("CDPP") ALLEGED THAT ON AUGUST 8, 2015, DB AG ENTERED INTO AN ARRANGEMENT WITH TWO OTHER INVESTMENT BANKS TO RESTRICT OR LIMIT EACH OF THE BANKS' TRADING IN AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED SHARES ("ANZ SHARES"). ON FEBRUARY 11, 2022, THE COMMONWEALTH DIRECTOR OF PUBLIC PROSECUTORS FILED A NOLLE PROSEQUI WITH THE FEDERAL COURT OF AUSTRALIA, DECLINING TO PROCEED IN THE PROSECUTION OF DBAG.

Supporting Documentation

Not provided

Firm Regulatory Disclosure Matter Page
NATIONAL FUTURES ASSOCIATION

Filed on October 21, 2022
NFA ID 0210678 DEUTSCHE BANK AG
Submitted by BRADLEY COOK (COOKB2)

The question(s) you are disclosing the regulatory action under:

☑ **E.**

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has the firm ever been found, after a hearing or default or as the result of a settlement, consent decree or other agreement, to:

- have violated any provision of any investment-related statute or regulation thereunder; or

- have violated any statute, rule, regulation or order which involves embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property; or

- have willfully aided, abetted, counseled, commanded, induced or procured such violation by any other person; or

- have failed to supervise another person's activities under any investment-related statute or regulation thereunder?

Regulatory Case Information

Regulatory Information
Regulatory/Civil Action initiated by   **SEC**

Case Information

Case Number	**FILE NO. 3-21173**
Case Status	**FINAL**
Date Resolved	**September 2022**
Sanctions imposed	

OTHER: CIVIL AND ADMINISTRATIVE PENALTY(IES)/FINE(S)

Comments

On September 27, 2022, Deutsche Bank Securities Inc. (DBSI), DWS Distributors, Inc. (DDI) and DWS

Investment Managers Americas, Inc. (DIMA) entered into a settlement with the SEC, which the SEC approved in its order of the same date. The order found that, from at least January 2018 to September 2021, DBSI, DDI and DIMA employees sent and received off-channel communications that related to the business of broker-dealers and investment advisers, and that DBSI, DDI and DIMA did not maintain or preserve the substantial majority of these written communications, resulting in violations of the requirements to preserve certain business-related communications in the Exchange Act and the Advisers Act, and that DBSI, DDI and DIMA failed to reasonably supervise their employees in relation to these requirements. DBSI, DDI and DIMA agreed to a fine of $125,000,000, which was timely paid on October 7, 2022, and to retain a compliance consultant and adopt the compliance consultant's recommendations related to the preservation of business-related communications.

Supporting Documentation

Description | **SEC ORDER FINAL**
File Name | **SEC Order Final.pdf**

Firm Business Locations

COMMODITY FUTURES TRADING COMMISSION
NATIONAL FUTURES ASSOCIATION

Filed on October 24, 2022

NFA ID 0210678 DEUTSCHE BANK AG
Submitted by CHAD TROESTER (TROESTERC1)

Business Information

Street Address 1	**TAUNUSANLAGE 12**
Street Address 2	**FRANKFURT AM MAIN**
City	**FRANKFURT**
Zip/Postal Code	**60325**
Country	**GERMANY**
Phone Number	**01149 69 910-00**
Fax Number	**011 49 69 910-34225**
Email	**Not provided**
Website/URL	**WWW.DB.COM**
CRD/IARD ID	**Not provided**

Exempt Foreign Firm Contact Information

Exempt Foreign Firm Contact Address

First Name	**GUY**
Last Name	**TWINN**
Street Address 1	**AVENUE FRANKLIN D. ROOSEVELT 23-25**
City	**PARIS**
Zip/Postal Code	**75008**
Country	**FRANCE**
Phone	**33(1) 4495-6408**
Email	**GUY.TWINN@DB.COM**

Location of Business Records

Street Address 1	**1 COLUMBUS CIRCLE**
City	**NEW YORK**
State	**NEW YORK**
Zip/Postal Code	**10019**
Country	**UNITED STATES**

Registration Contact Information

First Name	**MARGIE**
Last Name	**ADAMS**
Title	**DIRECTOR - COMPLIANCE OFFICER**
Street Address 1	**1 COLUMBUS CIRCLE**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10019**
Country	**UNITED STATES**
Phone	**212-250-5762**
Email	**MARGARET.ADAMS@DB.COM**

Enforcement/Compliance Communication Contact Information

First Name	**JONATHAN**
Last Name	**BANKS**
Title	**MANAGING DIRECTOR**
Street Address 1	**1 COLUMBUS CIRCLE**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10019**
Country	**UNITED STATES**
Phone	**212-250-5746**
Email	**JONNY.BANKS@DB.COM**

First Name	**SAMIHA**
Last Name	**FRANKLIN**
Street Address 1	**5201 GATE PARKWAY**
City	**JACKSONVILLE**
State (United States only)	**FLORIDA**
Zip/Postal Code	**32256**
Country	**UNITED STATES**
Phone	**904-645-4655**
Email	**SAMIHA.FRANKLIN@DB.COM**

Membership Contact Information

Membership Contact

First Name	**CHAD**
Last Name	**TROESTER**
Title	**VICE PRESIDENTCOMPLIANCE OFFICER**
Street Address 1	**5201 GATE PKWY**
City	**JACKSONVILLE**
State (United States only)	**FLORIDA**
Zip/Postal Code	**32256**
Country	**UNITED STATES**
Phone	**19045340812**
Email	**CHAD.TROESTER@DB.COM**

Accounting Contact

First Name	**CHAD**
Last Name	**TROESTER**
Title	**VICE PRESIDENTCOMPLIANCE OFFICER**
Street Address 1	**5201 GATE PKWY**
City	**JACKSONVILLE**
State (United States only)	**FLORIDA**
Zip/Postal Code	**32256**
Country	**UNITED STATES**
Phone	**19045340812**
Email	**CHAD.TROESTER@DB.COM**

Arbitration Contact

First Name	**ANDREW**
Last Name	**STEMMER**
Title	**MANAGING DIRECTOR**
Street Address 1	**1 COLUMBUS CIRCLE**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10019**
Country	**UNITED STATES**
Phone	**212-250-9039**
Fax	**212-250-9322**
Email	**ANDREW.STEMMER@DB.COM**

Compliance Contact

First Name	**JONATHAN**
Last Name	**BANKS**
Title	**MANAGING DIRECTOR**
Street Address 1	**1 COLUMBUS CIRCLE**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10019**
Country	**UNITED STATES**
Phone	**212-250-5746**
Email	**JONNY.BANKS@DB.COM**

Chief Compliance Officer Contact

First Name	**JONATHAN**
Last Name	**BANKS**
Title	**MANAGING DIRECTOR**
Street Address 1	**1 COLUMBUS CIRCLE**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10019**
Country	**UNITED STATES**
Phone	**212-250-5746**
Email	**JONNY.BANKS@DB.COM**

Registration Certification Statement

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

Filed on October 24, 2022

NFA ID 0210678 DEUTSCHE BANK AG
Submitted by CHAD TROESTER (TROESTERC1)

Business Information

Street Address 1	**TAUNUSANLAGE 12**
Street Address 2	**FRANKFURT AM MAIN**
City	**FRANKFURT**
Zip/Postal Code	**60325**
Country	**GERMANY**
Phone Number	**01149 69 910-00**
Fax Number	**011 49 69 910-34225**
Email	**Not provided**
Website/URL	**WWW.DB.COM**
CRD/IARD ID	**Not provided**

Exempt Foreign Firm Contact Information

Exempt Foreign Firm Contact Address

First Name	**GUY**
Last Name	**TWINN**
Street Address 1	**AVENUE FRANKLIN D. ROOSEVELT 23-25**
City	**PARIS**
Zip/Postal Code	**75008**
Country	**FRANCE**
Phone	**33(1) 4495-6408**
Email	**GUY.TWINN@DB.COM**

Location of Business Records

Street Address 1	**1 COLUMBUS CIRCLE**
City	**NEW YORK**
State	**NEW YORK**
Zip/Postal Code	**10019**
Country	**UNITED STATES**

Registration Contact Information

First Name	**CHAD**
Last Name	**TROESTER**
Title	**VICE PRESIDENTCOMPLIANCE OFFICER**
Street Address 1	**5201 GATE PKWY**
City	**JACKSONVILLE**
State (United States only)	**FLORIDA**
Zip/Postal Code	**32256**
Country	**UNITED STATES**
Phone	**19045340812**
Email	**CHAD.TROESTER@DB.COM**

Enforcement/Compliance Communication Contact Information

First Name	**JONATHAN**
Last Name	**BANKS**
Title	**MANAGING DIRECTOR**
Street Address 1	**1 COLUMBUS CIRCLE**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10019**
Country	**UNITED STATES**
Phone	**212-250-5746**
Email	**JONNY.BANKS@DB.COM**

First Name	**SAMIHA**
Last Name	**FRANKLIN**
Street Address 1	**5201 GATE PARKWAY**
City	**JACKSONVILLE**
State (United States only)	**FLORIDA**
Zip/Postal Code	**32256**
Country	**UNITED STATES**
Phone	**904-645-4655**
Email	**SAMIHA.FRANKLIN@DB.COM**

Membership Contact Information

Membership Contact

First Name	**CHAD**
Last Name	**TROESTER**
Title	**VICE PRESIDENTCOMPLIANCE OFFICER**
Street Address 1	**5201 GATE PKWY**
City	**JACKSONVILLE**
State (United States only)	**FLORIDA**
Zip/Postal Code	**32256**
Country	**UNITED STATES**
Phone	**19045340812**
Email	**CHAD.TROESTER@DB.COM**

Accounting Contact

First Name	**CHAD**
Last Name	**TROESTER**
Title	**VICE PRESIDENTCOMPLIANCE OFFICER**
Street Address 1	**5201 GATE PKWY**
City	**JACKSONVILLE**
State (United States only)	**FLORIDA**
Zip/Postal Code	**32256**
Country	**UNITED STATES**
Phone	**19045340812**
Email	**CHAD.TROESTER@DB.COM**

Arbitration Contact

First Name	**ANDREW**
Last Name	**STEMMER**
Title	**MANAGING DIRECTOR**
Street Address 1	**1 COLUMBUS CIRCLE**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10019**
Country	**UNITED STATES**
Phone	**212-250-9039**
Fax	**212-250-9322**
Email	**ANDREW.STEMMER@DB.COM**

Compliance Contact

First Name	**JONATHAN**
Last Name	**BANKS**
Title	**MANAGING DIRECTOR**
Street Address 1	**1 COLUMBUS CIRCLE**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10019**
Country	**UNITED STATES**
Phone	**212-250-5746**
Email	**JONNY.BANKS@DB.COM**

Chief Compliance Officer Contact

First Name	**JONATHAN**
Last Name	**BANKS**
Title	**MANAGING DIRECTOR**
Street Address 1	**1 COLUMBUS CIRCLE**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10019**
Country	**UNITED STATES**
Phone	**212-250-5746**
Email	**JONNY.BANKS@DB.COM**

Registration Certification Statement

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

Firm Regulatory Disclosure Matter Page
NATIONAL FUTURES ASSOCIATION

Filed on March 16, 2023
NFA ID 0210678 DEUTSCHE BANK AG
Submitted by CHAD TROESTER (TROESTERC1)

The question(s) you are disclosing the regulatory action under:

☑ **E.**

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has the firm ever been found, after a hearing or default or as the result of a settlement, consent decree or other agreement, to:

- have violated any provision of any investment-related statute or regulation thereunder; or

- have violated any statute, rule, regulation or order which involves embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property; or

- have willfully aided, abetted, counseled, commanded, induced or procured such violation by any other person; or

- have failed to supervise another person's activities under any investment-related statute or regulation thereunder?

Regulatory Case Information

Regulatory Information
Regulatory/Civil Action initiated by   **NON-U.S. REGULATOR: FRANKFURT PUBLIC PROSECUTOR**

Case Information

Case Number	**7550 JS-OWI 255016/22**
Case Status	**FINAL**
Date Resolved	**February 2023**
Sanctions imposed	

OTHER: CIVIL AND ADMINISTRATIVE PENALTY(IES)/FINE(S)

Comments

On February 22, 2023, the FPP issued a Fine Notice finding that, from 2017 to 2022, DBAG failed to timely file

certain SARs as required by the German Money Laundering Act. DBAG agreed to a fine of 1,830,000 Euros, which is approximately USD $1,965,000, which will be timely paid.

Supporting Documentation

Description   **2023.02.22 NOTICE FRANKFURT PUBLIC PROSECUTOR (ENGLISH TRANSLATION)**

File Name   **Notice Frankfurt Public Prosecutor US.pdf**

Annual Registration Update

COMMODITY FUTURES TRADING COMMISSION
NATIONAL FUTURES ASSOCIATION

Filed on May 06, 2024

NFA ID 0210678 DEUTSCHE BANK AG
Submitted by CHAD TROESTER (TROESTERC1)

Instructions

READ THESE INSTRUCTIONS CAREFULLY BEFORE COMPLETING OR REVIEWING THE APPLICATION. THE FAILURE TO ANSWER ALL QUESTIONS COMPLETELY AND ACCURATELY OR THE OMISSION OF REQUIRED INFORMATION MAY RESULT IN THE DENIAL OR REVOCATION OF REGISTRATION.

THE FAILURE TO DISCLOSE A DISCIPLINARY MATTER EITHER IN AN APPLICATION OR AN UPDATE WILL RESULT IN THE IMPOSITION OF A LATE DISCLOSURE FEE IN ACCORDANCE WITH NFA REGISTRATION RULE 210(c).

Not every section applies to every applicant. Certain sections apply depending on the registration category or categories being applied for. The text above these sections explains who must complete the section.

DEFINED TERMS

Words that are underlined in this form are either defined terms and have the meanings contained in the Definition of Terms section or links to the text of Commodity Exchange Act provisions, CFTC Regulations or NFA Rules.

GENERAL

Read the Instructions and Questions Carefully

A question that is answered incorrectly because it was misread or misinterpreted can result in severe consequences, including denial or revocation of registration. Although this applies to all questions in the application, it is particularly important to the questions in the Disciplinary Information Section.

Rely Only on Advice from NFA Staff

A question that is answered incorrectly because of advice received from a lawyer, employer, a judge or anyone else (other than a member of NFA's Registration Investigations or Legal (RIL) staff) can result in severe consequences, including denial or revocation of registration. This also applies to all questions in the form, but is particularly important regarding the Disciplinary Information Section. If the language of a question in the Disciplinary Information Section requires disclosure of a matter, a "Yes" answer to the question is required no matter what other advice has been received from anyone other than NFA's RIL staff. Additionally, the applicant or registrant remains responsible for failures to disclose even if someone completes the form on the applicant's or registrant's behalf.

Update the Information on the Application

If information provided on the application changes or a matter that would have required disclosure on the application occurs after the application is filed, the new information must be promptly filed. APs and Principals should advise their Sponsors of the new information, and the Sponsor must file the update on their behalf. The failure to promptly update information can result in severe consequences, including denial or revocation of registration.

Compliance with Disclosure Requirements of Another Regulatory Body is not Sufficient

With some exceptions, which are described below in the Regulatory and Financial Disclosures sections, if any

question requires the provision of information, that information must be provided. In particular, if a question in the Disciplinary Information Section requires disclosure of a matter, the question must be answered "Yes" and additional documents must be provided even if the matter has been disclosed to another regulatory body such as FINRA, an exchange or a state regulator. Similarly, disclosure is required even if another regulatory body does NOT require disclosure of the same matter.

Call NFA with Questions

If there is any question about whether particular information must be provided, whether a particular matter must be disclosed or whether a particular question requires a "Yes" answer, call the NFA Information Center at (800) 621-3570 or (312) 781-1410. Representatives are available from 8:00 a.m. to 5:00 p.m., Central Time, Monday through Friday. If the advice of NFA staff is sought, a written record containing the date of the conversation, the name of the NFA staff person giving the advice and a description of the advice should be made during the conversation and kept in the event an issue concerning disclosure of the matter arises later.

DISCIPLINARY INFORMATION SECTION

Criminal Disclosures

Some common mistakes in answering the criminal disclosure questions involve expungements, diversion programs and similar processes. The Commodity Futures Trading Commission requires a "Yes" answer even if the matter has been expunged or the records sealed, there was no adjudication or finding of guilt, the guilty plea was vacated or set aside or the matter was dismissed upon completion of the diversion program.

Another common error regarding criminal matters concerns matters that do not involve the derivatives industry. All criminal matters must be disclosed, even if a matter is unrelated to the derivatives industry, unless the case was decided in a juvenile court or under a Youth Offender law.

Regulatory Disclosures

Regulatory actions taken by the Commodity Futures Trading Commission, NFA or U.S. futures exchanges do not need to be disclosed since NFA is already aware of them once they are entered into NFA's BASIC system.

Financial Disclosures

It is not necessary to disclose arbitration awards or CFTC reparations matters unless the applicant or registrant has failed to pay an award related to a CFTC-related product or an order entered in a reparations matter.

Only adversary actions that a U.S. bankruptcy trustee files must be disclosed. Adversary actions that creditors file are not disclosable. A person named as a party to an adversary action in a bankruptcy proceeding must disclose the action, even if the person is not the bankrupt person.

ADDITIONAL DOCUMENTS

For each matter that caused a "Yes" answer, a Disclosure Matter Page (DMP), which is accessible using NFA's DMP Filing System, must be filed. In addition to the required DMP, other documents about the matter must be provided to NFA. If court documents are unavailable, a certified letter from the court verifying that must be sent to NFA. If documents other than court documents are unavailable, a written explanation for their unavailability must be provided to NFA. Electronic copies of the documents can be uploaded using NFA's DMP Filing System or documents may be sent to NFA by email to registration@nfa.futures.org, fax to (312) 559-3411 or mail to NFA Registration Department, 320 South Canal, Suite 2400, Chicago, IL 60606.

Providing all documents to NFA is important. Failure to do so will delay the registration process and may result in a denial of the application.

Definition of Terms

(The following terms are defined solely for the purpose of using NFA's Online Registration System.)

10% OR MORE INTEREST: direct or <u>indirect ownership</u> of 10% or more of an <u>entity's</u> stock; entitlement to vote or empowered to sell 10% or more of an <u>entity's</u> voting securities; contribution of 10% or more of an <u>entity's</u> capital; or entitlement to 10% or more of an <u>entity's</u> net profits.

ADJUDICATION: in a criminal case, a determination by the court that the defendant is guilty or not guilty.

ADVERSARY ACTION: a lawsuit arising in or related to a bankruptcy case commenced by a bankruptcy trustee by filing a complaint with a bankruptcy court or a district court.

ALIAS: another name utilized by an individual or previously used by an <u>entity</u>.

CHARGE: a formal complaint, information, indictment or equivalent instrument containing an accusation of a crime.

DBA: abbreviation for Doing Business As. The firm is doing its futures, retail off-exchange forex or swaps business by this name.

DESIGNATED SUPERVISOR: solely for the purpose of determining whether the Branch Manager Examination (Series 30) is required, Designated Supervisor means a person who is registered with FINRA (formerly known as NASD) as a General Securities Representative and has been designated to act as the supervisor of an office that is not an Office of Supervisory Jurisdiction ("non-OSJ"), provided that:

- either the futures activity conducted in the non-OSJ that is subject to the Designated Supervisor's supervision is limited to activity not requiring the Series 3 Examination and both the Designated Supervisor and the Branch Manager of the Office of Supervisory Jurisdiction to which the non-OSJ reports have otherwise satisfied NFA's Proficiency Requirements appropriate to their supervisory activities; or

- the activity that is conducted in the non-OSJ that requires the Series 3 Examination is supervised by the Branch Manager of the Office of Supervisory Jurisdiction to which the non-OSJ reports and both the Designated Supervisor and Branch Office Manager have passed the Series 3 Examination.

ENJOINED: subject to an injunction.

ENTITY: any <u>person</u> other than an individual.

ENTITY FLOOR TRADER: an applicant that files or registrant that filed a Form 7-R to apply for registration as a floor trader.

FELONY: any crime classified as a felony and for states and countries that do not differentiate between a felony or <u>misdemeanor</u>, an offense that could result in imprisonment for any period of more than one year. The term also includes a general court martial.

FINANCIAL SERVICES INDUSTRY: the commodities, securities, accounting, banking, finance, insurance, law or real estate industries.

FLOOR TRADER ORDER ENTERER: an individual responsible for entry of orders from an <u>Entity Floor Trader's</u> own account.

FOUND: subject to a determination that conduct or a rule violation has occurred. The term applies to dispositions

of any type, including but not limited to consent decrees or settlements in which the findings are neither admitted nor denied or in which the findings are for settlement or record purposes only.

INDIRECT OWNER: an individual who through agreement, holding companies, nominees, trusts or otherwise:

- is the owner of 10% or more of the outstanding shares of any class of an <u>entity's</u> equity securities, other than non-voting securities;

- is entitled to vote 10% or more of the outstanding shares of any class of an <u>entity's</u> equity securities, other than non-voting securities;

- has the power to sell or direct the sale of 10% or more of the outstanding shares of any class of an <u>entity's</u> equity securities, other than non-voting securities;

- is entitled to receive 10% or more of an <u>entity's</u> net profits; or

- has the power to exercise a controlling influence over an <u>entity's</u> activities that are subject to regulation by the Commission.

INTERNAL REVENUE CODE:

Section 7203:   Willful Failure to File Return, Supply Information or Pay Tax
Section 7204:   Fraudulent Statement or Failure to Make Statement
Section 7205:   Fraudulent Withholding Exemption Certificate or Failure to Supply Information
Section 7207:   Fraudulent Returns, Statements or Other Documents

INVESTMENT RELATED STATUTES:

- The Commodity Exchange Act

- The Securities Act of 1933

- The Securities Exchange Act of 1934

- The Public Utility Holding Company Act of 1935

- The Trust Indenture Act of 1939

- The Investment Advisers Act of 1940

- The Investment Company Act of 1940

- The Securities Investors Protection Act of 1970

- The Foreign Corrupt Practices Act of 1977

- Chapter 96 of Title 18 of the United States Code

- Any similar statute of a State or foreign jurisdiction

- Any rule, regulation or order under any such statutes; and

- The rules of the Municipal Securities Rulemaking Board

MISDEMEANOR: any crime classified as a misdemeanor and for states and countries that do not differentiate between a <u>felony</u> or misdemeanor, an offense that could result in imprisonment for any period of at least six days but not more than one year. By way of example, an offense for which the maximum period of imprisonment is 60 days would be considered a misdemeanor. The term also includes a special court martial.

NON-U.S. NATURAL PERSON: an individual who has not resided in the U.S. since reaching the age of 18 years.

OTHER NAME: For firms, including sole proprietors, any other name that the firm uses or has used in the past but not the name of any other legal <u>entity</u> that the firm has an affiliation or association with (see <u>DBA</u>). For individuals, this is any name the person is or has been known by. For example, a maiden name, an <u>alias</u> name that you use or are known by, or a previous name if you have changed your legal name.

OUTSIDE DIRECTOR: an individual who is director of an applicant or registrant and who:

- is not an officer or employee of the applicant or registrant;

- is not engaged in or have direct supervisory responsibility over persons engaged in the solicitation of

   - or acceptance of customers' orders or retail forex customers' orders;
   - funds, securities or property for participation in a commodity pool;
   - a client's or prospective client's discretionary account;
   - leverage customers' orders for leverage transactions;
   - or acceptance of a swap agreement; or

- does not regularly have access to the keeping, handling or processing of:

   - transactions involving "commodity interests", as that term is defined in CFTC Regulation 1.3;
   - customer funds, retail forex customer funds, leverage customer funds, foreign futures or foreign options secured amount, or adjusted net capital.

PERSON: an individual, association, partnership, corporation, limited liability company, limited liability partnership, trust, or other form of business organization.

PRINCIPAL - means, with respect to an applicant, a registrant, or a <u>person</u> required to be registered under the Act:

(1) an individual who is:

- a sole proprietor of a sole proprietorship;

- a general partner of a partnership;

- a director, president, chief executive officer, chief operating officer, chief financial officer, or a person

in charge of a business unit, division or function subject to regulation by the Commission of a corporation, limited liability company or limited liability partnership;

- a manager, managing member or a member vested with the management authority for a limited liability company or limited liability partnership; or

- a chief compliance officer; or

(2) an individual who directly or indirectly, through agreement, holding companies, nominees, trusts or otherwise:

- is the owner of 10% or more of the outstanding shares of any class of an applicant or registrant's equity securities, other than non-voting securities;

- is entitled to vote 10% or more of the outstanding shares of any class of an applicant or registrant's equity securities, other than non-voting securities;

- has the power to sell or direct the sale of 10% or more of the outstanding shares of any class of an applicant or registrant's equity securities, other than non-voting securities;

- is entitled to receive 10% or more of an applicant or registrant's net profits; or

- has the power to exercise a controlling influence over an applicant or registrant's activities that are subject to regulation by the Commission; or

(3) an entity that:

- is a general partner of a partnership; or

- is the direct owner of 10% or more of the outstanding shares of any class of an applicant or registrant's equity securities, other than non-voting securities; or

(4) an individual who or an entity that:

- has contributed 10% or more of an applicant or registrant's capital unless such capital contribution consists of subordinated debt contributed by:

    - an unaffiliated bank insured by the Federal Deposit Insurance Corporation;
    - an unaffiliated "foreign bank," as defined in 12 CFR 211.21(n) that currently operates an "office of a foreign bank," as defined in 12 CFR 211.21(t), which is licensed under 12 CFR 211.24(a);
    - such office of an unaffiliated, licensed foreign bank; or
    - an insurance company subject to regulation by any State,
    provided such debt is not guaranteed by an individual who or entity that is not a principal of the applicant or registrant.

For the purpose of answering Questions A, B, C, D, E, F, G, I and K of the Disciplinary Information sections in the Form 8-R, PRINCIPAL also means an individual described in (1), (2) or (4) above with respect to any entity whether or not the entity is an applicant, registrant, or a person required to be registered under the Act.

SELF-REGULATORY ORGANIZATION (SRO): a private, non-governmental organization authorized to set and enforce standards of conduct for an industry. NFA, FINRA (formerly known as NASD), and the securities and futures exchanges in the U.S. are examples of domestic SROs.

UNITED STATES CRIMINAL CODE:

Section 152:	Concealment of assets, making false claims or bribery in connection with a bankruptcy
Section 1341, 1342 or 1343:	Mail fraud
Chapter 25:	Counterfeiting and forgery
Chapter 47:	Fraud or false statements in a matter within the jurisdiction of a United States department or agency
Chapter 95 or 96:	Racketeering and Racketeering Influence

PRINCIPALS

Firms must file electronic applications for each individual who is a principal of the firm, including the sole proprietor of a sole proprietorship. A firm must have at least one individual principal affiliated with it in order to obtain registration. NFA Members that are registered or applying for registration as an FCM, RFED, IB, CPO and/or CTA must have at least one individual principal who is also registered as an AP of the firm or a floor broker.

ADDITIONAL ASSISTANCE

Additional information regarding registration requirements and specific topics can be found on the Registration page of NFA's web site at www.nfa.futures.org. NFA's Information Center, (800-621-3570 or 312-781-1410), is also available to provide assistance. Its normal hours are Monday through Friday, from 8:00 AM to 5:00 PM CT.

Registration Categories

Categories

SWAP DEALER REGISTERED
EXEMPT FOREIGN FIRM APPROVED
NFA MEMBER APPROVED

Business Information

Name	**DEUTSCHE BANK AG**
Form of Organization	**CORPORATION**
Country	**GERMANY**
Federal EIN	**132944988**

Business Address

Street Address 1	**TAUNUSANLAGE 12**
Street Address 2	**FRANKFURT AM MAIN**
City	**FRANKFURT**
Zip/Postal Code	**60325**
Country	**GERMANY**
Phone Number	**01149 69 910-00**
Fax Number	**011 49 69 910-34225**
Email	**Not provided**
Website/URL	**WWW.DB.COM**
CRD/IARD ID	**Not provided**

Other Names

Not provided

Location of Business Records

Street Address 1	**1 COLUMBUS CIRCLE**
City	**NEW YORK**
State	**NEW YORK**
Zip/Postal Code	**10019**
Country	**UNITED STATES**

U.S. Address for Production of Business Records

Office of NFA located in New York, NY

OMB Numbers 3038-0023 (exp. April 30, 2026) & 3038-0072 (exp. August 31, 2026)

Page 12 of 29

Principal Information

Individual Information

NFA ID	**0543080**
Name	**BANKS, JONATHAN**
TItle(s)	**CHIEF COMPLIANCE OFFICER**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**09-30-2021**

NFA ID	**0541581**
Name	**CAMPELLI, FABRIZIO**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**01-26-2023**

NFA ID	**0519442**
Name	**DAVIES, JAMES EDWARD TERRIS**
TItle(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**02-25-2019**

NFA ID	**0557663**
Name	**DE SANCTIS, CLAUDIO**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**09-08-2023**

NFA ID	**0492301**
Name	**FEDORCIK, MARK THOMAS**
TItle(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**01-12-2016**

NFA ID	**0468309**
Name	**GOULDEN, MARK THOMAS**

TItle(s)	**CHIEF COMPLIANCE OFFICER**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**05-01-2024**

NFA ID	**0542962**
Name	**LEUKERT, BERND GUNTER**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**10-28-2021**

NFA ID	**0275157**
Name	**NAYAK, RAMACHANDRA**
TItle(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**10-01-2019**

NFA ID	**0486225**
Name	**SEWING, CHRISTIAN**
TItle(s)	**CHIEF EXECUTIVE OFFICER**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**05-27-2015**

NFA ID	**0541645**
Name	**SHORT, REBECCA ANNE**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**10-19-2021**

NFA ID	**0541814**
Name	**SIMON, STEFAN**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**10-20-2021**

NFA ID	**0531868**

Name	**VIGNERON, OLIVIER YVAN MARIE**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**11-29-2022**

NFA ID	**0506739**
Name	**VON MOLTKE, JAMES ADAM MARK**
TItle(s)	**CHIEF FINANCIAL OFFICER**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**08-10-2017**

NFA ID	**0533422**
Name	**VON ZUR MUEHLEN, GERD ALEXANDER**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**10-19-2020**

Holding Company Information

Not provided

Non-U.S. Regulator Information

List of Non-U.S. Regulator(s) During The Past Five Years

Country	Regulator Name
GERMANY	BUNDESANSTALT FÜR FINANZDIENSTLEISTUNGSAUFSICHT
GERMANY	EUROPEAN CENTRAL BANK
THAILAND	BANK OF THAILAND
UNITED KINGDOM	FINANCIAL CONDUCT AUTHORITY
INDIA	SECURITIES AND EXCHANGE BOARD OF INDIA
REPUBLIC OF KOREA	FINANCIAL SERVICES COMMISSION/FINANCIAL SUPERVISORY SERVICE
SINGAPORE	MONETARY AUTHORITY OF SINGAPORE
TAIWAN (CHINESE TAIPEI)	SECURITIES AND FUTURES BUREAU
JAPAN	FINANCIAL SERVICES AGENCY

Disciplinary Information - Criminal Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

THE QUESTIONS ON THIS PAGE MUST BE ANSWERED "YES" EVEN IF:

- **<u>ADJUDICATION</u> OF GUILT WAS WITHHELD OR THERE WAS NO CONVICTION; OR**

- **THERE WAS A CONDITIONAL DISCHARGE OR POST-CONVICTION DISMISSAL AFTER SUCCESSFUL COMPLETION OF A SENTENCE; OR**

- **A STATE CERTIFICATE OF RELIEF FROM DISABILITIES OR SIMILAR DOCUMENT WAS ISSUED RELIEVING THE HOLDER OF FORFEITURES, DISABILITIES OR BARS RESULTING FROM A CONVICTION; OR**

- **THE RECORD WAS EXPUNGED OR SEALED; OR**

- **A PARDON WAS GRANTED.**

THE QUESTIONS MAY BE ANSWERED "NO" IF THE CASE WAS DECIDED IN A JUVENILE COURT OR UNDER A YOUTH OFFENDER LAW.

For each matter that requires a "Yes" answer to Questions A, B or C below, a Criminal Disclosure Matter Page (DMP) must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any; and

- the date of the determination.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the <u>charges</u>;

- the classification of the offense, i.e., <u>felony</u> or <u>misdemeanor</u>;

- the plea, sentencing and probation information, as applicable;

- the final disposition; and

- a summary of the circumstances surrounding the criminal matter.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question A

Has the firm ever pled guilty or nolo contendere ("no contest") to or been convicted or found guilty of any felony in any U.S., non-U.S. or military court?

No

Question B

Has the firm ever pled guilty to or been convicted or found guilty of any <u>misdemeanor</u> in any U.S., non-U.S. or military court which involves:

- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering, or misappropriation of funds, securities or property; or
- violation of <u>sections 7203, 7204, 7205 or 7207 of the Internal Revenue Code of 1986</u>; or
- violation of <u>sections 152, 1341, 1342 or 1343 or chapters 25, 47, 95 or 96 of the U.S. Criminal Code</u>; or
- any transaction in or advice concerning futures, options, leverage transactions or securities?

No

Question C

Is there a <u>charge</u> pending, the resolution of which could result in a "Yes" answer to the above questions?

Yes

Will you be filing a Criminal DMP with respect to a new matter? **No**

Disciplinary Information - Regulatory Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

For each matter that requires a "Yes" answer to Questions D, E, F, G, H or I below, a Regulatory DMP must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any;

- the date of the determination; and
- a summary of the circumstances surrounding the regulatory matter.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the allegations; and

- the final disposition.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question D

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has a court ever permanently or temporarily <u>enjoined</u> the firm after a hearing or default or as the result of a settlement, consent decree or other agreement, from engaging in or continuing any activity involving:

- any transaction in or advice concerning futures, options, leverage transactions or securities; or
- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property?

No

Question E

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has the firm ever been <u>found</u>, after a hearing or default or as the result of a settlement, consent decree or other agreement, to:

- have violated any provision of any <u>investment-related statute</u> or regulation thereunder; or
- have violated any statute, rule, regulation or order which involves embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property; or
- have willfully aided, abetted, counseled, commanded, induced or procured such violation by any other <u>person</u>; or
- have failed to supervise another <u>person</u>'s activities under any <u>investment-related statute</u> or regulation thereunder?

Yes

Question F

Has the firm ever been debarred by any agency of the U.S. from contracting with the U.S.?

No

Question G

Has the firm ever been the subject of any order issued by or a party to any agreement with a U.S. or non-U.S. regulatory authority (other than the CFTC), including but not limited to a licensing authority, or self-regulatory organization (other than NFA or a U.S. futures exchange) that prevented or restricted the firm's ability to engage in any business in the financial services industry?

Yes

Question H

Are any of the orders or other agreements described in Question G currently in effect against the firm?
No

Question I

Is the firm a party to any action, the resolution of which could result in a "Yes" answer to the above questions?
No

Will you be filing a Regulatory DMP with respect to a new matter? **No**

Disciplinary Information - Financial Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

For each matter that requires a "Yes" answer to Question J below, a Financial DMP must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any;

- the date of the determination; and
- a summary of the circumstances surrounding the financial matter.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the allegations; and

- the final disposition.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question J

Has the firm ever been the subject of an <u>adversary action</u> brought by a U.S. bankruptcy trustee?

Yes

Will you be filing a Financial DMP with respect to a new matter? **No**

Registration Contact Information

First Name	**CHAD**
Last Name	**TROESTER**
Title	**VICE PRESIDENTCOMPLIANCE OFFICER**
Street Address 1	**5201 GATE PKWY**
City	**JACKSONVILLE**
State (United States only)	**FLORIDA**
Zip/Postal Code	**32256**
Country	**UNITED STATES**
Phone	**19045340812**
Email	**CHAD.TROESTER@DB.COM**

Enforcement/Compliance Communication Contact Information

First Name	**OMAIRA**
Last Name	**CRANE**
Title	**DIRECTOR**
Street Address 1	**1 COLUMBUS CIRCLE**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10019**
Country	**UNITED STATES**
Phone	**1(212)250-5793**
Email	**DBREGULATORY.REQUESTS@DB.COM**

First Name	**MARK**
Last Name	**GOULDEN**
Title	**CHIEF COMPLIANCE OFFICER**
Street Address 1	**21 MOORFIELDS**
City	**LONDON**
Zip/Postal Code	**EC2Y 9DB**
Country	**UNITED KINGDOM**
Phone	**44(20)754-10596**
Email	**MARK.GOULDEN@DB.COM**

First Name	**KIRSTEN**
Last Name	**SALLEY**
Title	**DIRECTOR**
Street Address 1	**1 COLUMBUS CIRCLE**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10019**
Country	**UNITED STATES**
Phone	**212-250-9190**
Email	**KIRSTEN.SALLEY@DB.COM**

Membership Information

U.S. Regulator Information

Is the firm currently regulated by any of the regulators listed below? **Yes**

THE BOARD OF GOVERNORS OF THE FEDERAL RESERVE SYSTEM
THE SECURITIES AND EXCHANGE COMMISSION

Membership Contact Information

Membership Contact

First Name	**CHAD**
Last Name	**TROESTER**
Title	**VICE PRESIDENTCOMPLIANCE OFFICER**
Street Address 1	**5201 GATE PKWY**
City	**JACKSONVILLE**
State (United States only)	**FLORIDA**
Zip/Postal Code	**32256**
Country	**UNITED STATES**
Phone	**19045340812**
Email	**CHAD.TROESTER@DB.COM**

Accounting Contact

First Name	**CHAD**
Last Name	**TROESTER**
Title	**VICE PRESIDENTCOMPLIANCE OFFICER**
Street Address 1	**5201 GATE PKWY**
City	**JACKSONVILLE**
State (United States only)	**FLORIDA**
Zip/Postal Code	**32256**
Country	**UNITED STATES**
Phone	**19045340812**
Email	**CHAD.TROESTER@DB.COM**

Arbitration Contact

First Name	**ANDREW**
Last Name	**STEMMER**
Title	**MANAGING DIRECTOR**
Street Address 1	**1 COLUMBUS CIRCLE**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10019**
Country	**UNITED STATES**
Phone	**212-250-9039**
Fax	**212-250-9322**
Email	**ANDREW.STEMMER@DB.COM**

Compliance Contact

First Name	**KIRSTEN**
Last Name	**SALLEY**
Title	**DIRECTOR**
Street Address 1	**1 COLUMBUS CIRCLE**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10019**
Country	**UNITED STATES**
Phone	**212-250-9190**
Email	**KIRSTEN.SALLEY@DB.COM**

Chief Compliance Officer Contact

First Name	**MARK**
Last Name	**GOULDEN**
Title	**MANAGING DIRECTOR**
Street Address 1	**21 MOORFIELDS**
City	**LONDON**
Zip/Postal Code	**EC2Y 9DB**
Country	**UNITED KINGDOM**
Phone	**44(20)754-10596**
Email	**MARK.GOULDEN@DB.COM**

Firm Certification Statement

BY FILING THIS ANNUAL REGISTRATION UPDATE, THE REGISTRANT AGREES THAT SUCH FILING CONSTITUTES THE REGISTRANT'S certification that the registrant has reviewed all of the information contained in the annual registration update and that the answers and the information provided in the annual registration update are true, complete and accurate and that in the light of the circumstances under which the registrant has given them, the answers and statements in the annual registration update are not misleading in any material respect; certification that the person who electronically files the annual registration update on behalf of the registrant is authorized by the registrant to file the annual registration update on behalf of the registrant and to make all required certifications and acknowledgements; and acknowledgement that the registrant is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. 1001 for any false statements or omissions made in the annual registration update.

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0210678   DEUTSCHE BANK AG

ENFORCEMENT/COMPLIANCE COMMUNICATION CONTACT INFORMATION DELETED

FIRST NAME:	JONATHAN
LAST NAME:	BANKS
TITLE:	MANAGING DIRECTOR
STREET ADDRESS 1:	1 COLUMBUS CIRCLE
STREET ADDRESS 2:	
STREET ADDRESS 3:	
CITY:	NEW YORK
STATE:	NEW YORK
PROVINCE:	
COUNTRY:	UNITED STATES
ZIP CODE:	10019
PHONE NUMBER:	212-250-5746
FAX NUMBER:	
E-MAIL ADDRESS:	JONNY.BANKS@DB.COM
FILED BY:	JAMES MELLSTROM - mellstromj1
FILED ON:	5/6/2024 11:11:09 AM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR
AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S,
REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update
are true, complete and accurate and that in light of the circumstances
under which the applicant, registrant or sponsor has given them, the
answers and statements in the update are not misleading in any material
respect; certification that the person who electronically files the update on
behalf of the applicant, registrant or sponsor is authorized by the
applicant, registrant or sponsor to file the update on behalf of the
applicant, registrant or sponsor and to make all required certifications and
acknowledgements; and acknowledgement that the applicant, registrant
or sponsor is subject to the imposition of criminal penalties under Section
9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions
made in the update.

[Paperwork Reduction Act Notice and Privacy Act Notice](#) | [Disclaimer and Privacy Policy](#) | [Former Affiliated Principals or Registrants](#)

© 2002-2024 National Futures Association

https://www.nfa.futures.org/eReg/View/PrintDetail.asp?changeTypeCode=1076&formSeqNum=1515484&appendChangeText=DELETED&changeTyp…   1/1

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0210678   DEUTSCHE BANK AG

ENFORCEMENT/COMPLIANCE COMMUNICATION CONTACT INFORMATION DELETED

FIRST NAME:	SAMIHA
LAST NAME:	FRANKLIN
TITLE:	
STREET ADDRESS 1:	5201 GATE PARKWAY
STREET ADDRESS 2:	
STREET ADDRESS 3:	
CITY:	JACKSONVILLE
STATE:	FLORIDA
PROVINCE:	
COUNTRY:	UNITED STATES
ZIP CODE:	32256
PHONE NUMBER:	904-645-4655
FAX NUMBER:	
E-MAIL ADDRESS:	SAMIHA.FRANKLIN@DB.COM
FILED BY:	JAMES MELLSTROM - mellstromj1
FILED ON:	5/6/2024 11:11:09 AM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR
AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S,
REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update
are true, complete and accurate and that in light of the circumstances
under which the applicant, registrant or sponsor has given them, the
answers and statements in the update are not misleading in any material
respect; certification that the person who electronically files the update on
behalf of the applicant, registrant or sponsor is authorized by the
applicant, registrant or sponsor to file the update on behalf of the
applicant, registrant or sponsor and to make all required certifications and
acknowledgements; and acknowledgement that the applicant, registrant
or sponsor is subject to the imposition of criminal penalties under Section
9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions
made in the update.

[Paperwork Reduction Act Notice and Privacy Act Notice](#) | [Disclaimer and Privacy Policy](#) | [Former Affiliated Principals or Registrants](#)

© 2002-2024 National Futures Association

https://www.nfa.futures.org/eReg/View/PrintDetail.asp?changeTypeCode=1076&formSeqNum=1515483&appendChangeText=DELETED&changeTyp…   1/1

Filed on May 06, 2024

NFA ID 0210678 DEUTSCHE BANK AG
Submitted by CHAD TROESTER (TROESTERC1)

Business Information

Street Address 1	**TAUNUSANLAGE 12**
Street Address 2	**FRANKFURT AM MAIN**
City	**FRANKFURT**
Zip/Postal Code	**60325**
Country	**GERMANY**
Phone Number	**01149 69 910-00**
Fax Number	**011 49 69 910-34225**
Email	**Not provided**
Website/URL	**WWW.DB.COM**
CRD/IARD ID	**Not provided**

Exempt Foreign Firm Contact Information

Exempt Foreign Firm Contact Address

First Name	**GUY**
Last Name	**TWINN**
Street Address 1	**AVENUE FRANKLIN D. ROOSEVELT 23-25**
City	**PARIS**
Zip/Postal Code	**75008**
Country	**FRANCE**
Phone	**33(1) 4495-6408**
Email	**GUY.TWINN@DB.COM**

Location of Business Records

Street Address 1	**1 COLUMBUS CIRCLE**
City	**NEW YORK**
State	**NEW YORK**
Zip/Postal Code	**10019**
Country	**UNITED STATES**

Registration Contact Information

First Name	**CHAD**
Last Name	**TROESTER**
Title	**VICE PRESIDENTCOMPLIANCE OFFICER**
Street Address 1	**5201 GATE PKWY**
City	**JACKSONVILLE**
State (United States only)	**FLORIDA**
Zip/Postal Code	**32256**
Country	**UNITED STATES**
Phone	**19045340812**
Email	**CHAD.TROESTER@DB.COM**

Enforcement/Compliance Communication Contact Information

First Name	**OMAIRA**
Last Name	**CRANE**
Title	**DIRECTOR**
Street Address 1	**1 COLUMBUS CIRCLE**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10019**
Country	**UNITED STATES**
Phone	**1(212)250-5793**
Email	**DBREGULATORY.REQUESTS@DB.COM**

First Name	**MARK**
Last Name	**GOULDEN**
Title	**CHIEF COMPLIANCE OFFICER**
Street Address 1	**21 MOORFIELDS**
City	**LONDON**
Zip/Postal Code	**EC2Y 9DB**
Country	**UNITED KINGDOM**
Phone	**44(20)754-10596**
Email	**MARK.GOULDEN@DB.COM**

First Name	**KIRSTEN**
Last Name	**SALLEY**
Title	**DIRECTOR**
Street Address 1	**1 COLUMBUS CIRCLE**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10019**
Country	**UNITED STATES**
Phone	**212-250-9190**
Email	**KIRSTEN.SALLEY@DB.COM**

Membership Contact Information

Membership Contact

First Name	**CHAD**
Last Name	**TROESTER**
Title	**VICE PRESIDENTCOMPLIANCE OFFICER**
Street Address 1	**5201 GATE PKWY**
City	**JACKSONVILLE**
State (United States only)	**FLORIDA**
Zip/Postal Code	**32256**
Country	**UNITED STATES**
Phone	**19045340812**
Email	**CHAD.TROESTER@DB.COM**

Accounting Contact

First Name	**PAUL**
Last Name	**MEYS**
Title	**DIRECTOR**
Street Address 1	**5201 GATE PKWY**
City	**JACKSONVILLE**
State (United States only)	**FLORIDA**
Zip/Postal Code	**32256**
Country	**UNITED STATES**
Phone	**(904)645-4687**
Email	**PAUL.MEYS@DB.COM**

OMB Numbers 3038-0023 (exp. April 30, 2026) & 3038-0072 (exp. August 31, 2026)

Page 6 of 9

Arbitration Contact

First Name	**ANDREW**
Last Name	**STEMMER**
Title	**MANAGING DIRECTOR**
Street Address 1	**1 COLUMBUS CIRCLE**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10019**
Country	**UNITED STATES**
Phone	**212-250-9039**
Fax	**212-250-9322**
Email	**ANDREW.STEMMER@DB.COM**

Compliance Contact

First Name	**KIRSTEN**
Last Name	**SALLEY**
Title	**DIRECTOR**
Street Address 1	**1 COLUMBUS CIRCLE**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10019**
Country	**UNITED STATES**
Phone	**212-250-9190**
Email	**KIRSTEN.SALLEY@DB.COM**

Chief Compliance Officer Contact

First Name	**MARK**
Last Name	**GOULDEN**
Title	**MANAGING DIRECTOR**
Street Address 1	**21 MOORFIELDS**
City	**LONDON**
Zip/Postal Code	**EC2Y 9DB**
Country	**UNITED KINGDOM**
Phone	**44(20)754-10596**
Email	**MARK.GOULDEN@DB.COM**

Registration Certification Statement

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

Disciplinary Information (Firm)

COMMODITY FUTURES TRADING COMMISSION
NATIONAL FUTURES ASSOCIATION

Filed on July 29, 2024

NFA ID 0210678 DEUTSCHE BANK AG
Submitted by CHAD TROESTER (TROESTERC1)

Instructions

READ THESE INSTRUCTIONS CAREFULLY BEFORE COMPLETING OR REVIEWING THE APPLICATION. THE FAILURE TO ANSWER ALL QUESTIONS COMPLETELY AND ACCURATELY OR THE OMISSION OF REQUIRED INFORMATION MAY RESULT IN THE DENIAL OR REVOCATION OF REGISTRATION.

THE FAILURE TO DISCLOSE A DISCIPLINARY MATTER EITHER IN AN APPLICATION OR AN UPDATE WILL RESULT IN THE IMPOSITION OF A LATE DISCLOSURE FEE IN ACCORDANCE WITH NFA REGISTRATION RULE 210(c).

Not every section applies to every applicant. Certain sections apply depending on the registration category or categories being applied for. The text above these sections explains who must complete the section.

DEFINED TERMS

Words that are underlined in this form are either defined terms and have the meanings contained in the Definition of Terms section or links to the text of Commodity Exchange Act provisions, CFTC Regulations or NFA Rules.

GENERAL

Read the Instructions and Questions Carefully

A question that is answered incorrectly because it was misread or misinterpreted can result in severe consequences, including denial or revocation of registration. Although this applies to all questions in the application, it is particularly important to the questions in the Disciplinary Information Section.

Rely Only on Advice from NFA Staff

A question that is answered incorrectly because of advice received from a lawyer, employer, a judge or anyone else (other than a member of NFA's Registration Investigations or Legal (RIL) staff) can result in severe consequences, including denial or revocation of registration. This also applies to all questions in the form, but is particularly important regarding the Disciplinary Information Section. If the language of a question in the Disciplinary Information Section requires disclosure of a matter, a "Yes" answer to the question is required no matter what other advice has been received from anyone other than NFA's RIL staff. Additionally, the applicant or registrant remains responsible for failures to disclose even if someone completes the form on the applicant's or registrant's behalf.

Update the Information on the Application

If information provided on the application changes or a matter that would have required disclosure on the application occurs after the application is filed, the new information must be promptly filed. APs and Principals should advise their Sponsors of the new information, and the Sponsor must file the update on their behalf. The failure to promptly update information can result in severe consequences, including denial or revocation of registration.

Compliance with Disclosure Requirements of Another Regulatory Body is not Sufficient

With some exceptions, which are described below in the Regulatory and Financial Disclosures sections, if any

question requires the provision of information, that information must be provided. In particular, if a question in the Disciplinary Information Section requires disclosure of a matter, the question must be answered "Yes" and additional documents must be provided even if the matter has been disclosed to another regulatory body such as FINRA, an exchange or a state regulator. Similarly, disclosure is required even if another regulatory body does NOT require disclosure of the same matter.

Call NFA with Questions

If there is any question about whether particular information must be provided, whether a particular matter must be disclosed or whether a particular question requires a "Yes" answer, call the NFA Information Center at (800) 621-3570 or (312) 781-1410. Representatives are available from 8:00 a.m. to 5:00 p.m., Central Time, Monday through Friday. If the advice of NFA staff is sought, a written record containing the date of the conversation, the name of the NFA staff person giving the advice and a description of the advice should be made during the conversation and kept in the event an issue concerning disclosure of the matter arises later.

DISCIPLINARY INFORMATION SECTION

Criminal Disclosures

Some common mistakes in answering the criminal disclosure questions involve expungements, diversion programs and similar processes. The Commodity Futures Trading Commission requires a "Yes" answer even if the matter has been expunged or the records sealed, there was no adjudication or finding of guilt, the guilty plea was vacated or set aside or the matter was dismissed upon completion of the diversion program.

Another common error regarding criminal matters concerns matters that do not involve the derivatives industry. All criminal matters must be disclosed, even if a matter is unrelated to the derivatives industry, unless the case was decided in a juvenile court or under a Youth Offender law.

Regulatory Disclosures

Regulatory actions taken by the Commodity Futures Trading Commission, NFA or U.S. futures exchanges do not need to be disclosed since NFA is already aware of them once they are entered into NFA's BASIC system.

Financial Disclosures

It is not necessary to disclose arbitration awards or CFTC reparations matters unless the applicant or registrant has failed to pay an award related to a CFTC-related product or an order entered in a reparations matter.

Only adversary actions that a U.S. bankruptcy trustee files must be disclosed. Adversary actions that creditors file are not disclosable. A person named as a party to an adversary action in a bankruptcy proceeding must disclose the action, even if the person is not the bankrupt person.

ADDITIONAL DOCUMENTS

For each matter that caused a "Yes" answer, a Disclosure Matter Page (DMP), which is accessible using NFA's DMP Filing System, must be filed. In addition to the required DMP, other documents about the matter must be provided to NFA. If court documents are unavailable, a certified letter from the court verifying that must be sent to NFA. If documents other than court documents are unavailable, a written explanation for their unavailability must be provided. Electronic copies of the documents can be uploaded using NFA's DMP Filing System or documents may be sent to NFA by email to registration@nfa.futures.org, fax to (312) 559-3411 or mail to NFA Registration Department, 320 South Canal, Suite 2400, Chicago, IL 60606.

Providing all documents to NFA is important. Failure to do so will delay the registration process and may result in a denial of the application.

Definition of Terms

(The following terms are defined solely for the purpose of using NFA's Online Registration System.)

10% OR MORE INTEREST: direct or <u>indirect ownership</u> of 10% or more of an <u>entity's</u> stock; entitlement to vote or empowered to sell 10% or more of an <u>entity's</u> voting securities; contribution of 10% or more of an <u>entity's</u> capital; or entitlement to 10% or more of an <u>entity's</u> net profits.

ADJUDICATION: in a criminal case, a determination by the court that the defendant is guilty or not guilty.

ADVERSARY ACTION: a lawsuit arising in or related to a bankruptcy case commenced by a bankruptcy trustee by filing a complaint with a bankruptcy court or a district court.

ALIAS: another name utilized by an individual or previously used by an <u>entity</u>.

CHARGE: a formal complaint, information, indictment or equivalent instrument containing an accusation of a crime.

DBA: abbreviation for Doing Business As. The firm is doing its futures, retail off-exchange forex or swaps business by this name.

DESIGNATED SUPERVISOR: solely for the purpose of determining whether the Branch Manager Examination (Series 30) is required, Designated Supervisor means a person who is registered with FINRA (formerly known as NASD) as a General Securities Representative and has been designated to act as the supervisor of an office that is not an Office of Supervisory Jurisdiction ("non-OSJ"), provided that:

- either the futures activity conducted in the non-OSJ that is subject to the Designated Supervisor's supervision is limited to activity not requiring the Series 3 Examination and both the Designated Supervisor and the Branch Manager of the Office of Supervisory Jurisdiction to which the non-OSJ reports have otherwise satisfied NFA's Proficiency Requirements appropriate to their supervisory activities; or

- the activity that is conducted in the non-OSJ that requires the Series 3 Examination is supervised by the Branch Manager of the Office of Supervisory Jurisdiction to which the non-OSJ reports and both the Designated Supervisor and Branch Office Manager have passed the Series 3 Examination.

ENJOINED: subject to an injunction.

ENTITY: any <u>person</u> other than an individual.

ENTITY FLOOR TRADER: an applicant that files or registrant that filed a Form 7-R to apply for registration as a floor trader.

FELONY: any crime classified as a felony and for states and countries that do not differentiate between a felony or <u>misdemeanor</u>, an offense that could result in imprisonment for any period of more than one year. The term also includes a general court martial.

FINANCIAL SERVICES INDUSTRY: the commodities, securities, accounting, banking, finance, insurance, law or real estate industries.

FLOOR TRADER ORDER ENTERER: an individual responsible for entry of orders from an <u>Entity Floor Trader's</u> own account.

FOUND: subject to a determination that conduct or a rule violation has occurred. The term applies to dispositions

of any type, including but not limited to consent decrees or settlements in which the findings are neither admitted nor denied or in which the findings are for settlement or record purposes only.

INDIRECT OWNER: an individual who through agreement, holding companies, nominees, trusts or otherwise:

- is the owner of 10% or more of the outstanding shares of any class of an <u>entity's</u> equity securities, other than non-voting securities;

- is entitled to vote 10% or more of the outstanding shares of any class of an <u>entity's</u> equity securities, other than non-voting securities;

- has the power to sell or direct the sale of 10% or more of the outstanding shares of any class of an <u>entity's</u> equity securities, other than non-voting securities;

- is entitled to receive 10% or more of an <u>entity's</u> net profits; or

- has the power to exercise a controlling influence over an <u>entity's</u> activities that are subject to regulation by the Commission.

INTERNAL REVENUE CODE:

Section 7203:   Willful Failure to File Return, Supply Information or Pay Tax
Section 7204:   Fraudulent Statement or Failure to Make Statement
Section 7205:   Fraudulent Withholding Exemption Certificate or Failure to Supply Information
Section 7207:   Fraudulent Returns, Statements or Other Documents

INVESTMENT RELATED STATUTES:

- The Commodity Exchange Act

- The Securities Act of 1933

- The Securities Exchange Act of 1934

- The Public Utility Holding Company Act of 1935

- The Trust Indenture Act of 1939

- The Investment Advisers Act of 1940

- The Investment Company Act of 1940

- The Securities Investors Protection Act of 1970

- The Foreign Corrupt Practices Act of 1977

- Chapter 96 of Title 18 of the United States Code

- Any similar statute of a State or foreign jurisdiction

- Any rule, regulation or order under any such statutes; and

- The rules of the Municipal Securities Rulemaking Board

MISDEMEANOR: any crime classified as a misdemeanor and for states and countries that do not differentiate between a <u>felony</u> or misdemeanor, an offense that could result in imprisonment for any period of at least six days but not more than one year. By way of example, an offense for which the maximum period of imprisonment is 60 days would be considered a misdemeanor. The term also includes a special court martial.

NON-U.S. NATURAL PERSON: an individual who has not resided in the U.S. since reaching the age of 18 years.

OTHER NAME: For firms, including sole proprietors, any other name that the firm uses or has used in the past but not the name of any other legal <u>entity</u> that the firm has an affiliation or association with (see <u>DBA</u>). For individuals, this is any name the person is or has been known by. For example, a maiden name, an <u>alias</u> name that you use or are known by, or a previous name if you have changed your legal name.

OUTSIDE DIRECTOR: an individual who is director of an applicant or registrant and who:

- is not an officer or employee of the applicant or registrant;

- is not engaged in or have direct supervisory responsibility over persons engaged in the solicitation of

     - or acceptance of customers' orders or retail forex customers' orders;
     - funds, securities or property for participation in a commodity pool;
     - a client's or prospective client's discretionary account;
     - leverage customers' orders for leverage transactions;
     - or acceptance of a swap agreement; or

- does not regularly have access to the keeping, handling or processing of:

     - transactions involving "commodity interests", as that term is defined in CFTC Regulation 1.3;
     - customer funds, retail forex customer funds, leverage customer funds, foreign futures or foreign options secured amount, or adjusted net capital.

PERSON: an individual, association, partnership, corporation, limited liability company, limited liability partnership, trust, or other form of business organization.

PRINCIPAL - means, with respect to an applicant, a registrant, or a <u>person</u> required to be registered under the Act:

(1) an individual who is:

- a sole proprietor of a sole proprietorship;

- a general partner of a partnership;

- a director, president, chief executive officer, chief operating officer, chief financial officer, or a person

in charge of a business unit, division or function subject to regulation by the Commission of a corporation, limited liability company or limited liability partnership;

- a manager, managing member or a member vested with the management authority for a limited liability company or limited liability partnership; or

- a chief compliance officer; or

(2) an individual who directly or indirectly, through agreement, holding companies, nominees, trusts or otherwise:

- is the owner of 10% or more of the outstanding shares of any class of an applicant or registrant's equity securities, other than non-voting securities;

- is entitled to vote 10% or more of the outstanding shares of any class of an applicant or registrant's equity securities, other than non-voting securities;

- has the power to sell or direct the sale of 10% or more of the outstanding shares of any class of an applicant or registrant's equity securities, other than non-voting securities;

- is entitled to receive 10% or more of an applicant or registrant's net profits; or

- has the power to exercise a controlling influence over an applicant or registrant's activities that are subject to regulation by the Commission; or

(3) an entity that:

- is a general partner of a partnership; or

- is the direct owner of 10% or more of the outstanding shares of any class of an applicant or registrant's equity securities, other than non-voting securities; or

(4) an individual who or an entity that:

- has contributed 10% or more of an applicant or registrant's capital unless such capital contribution consists of subordinated debt contributed by:

  - an unaffiliated bank insured by the Federal Deposit Insurance Corporation;
  - an unaffiliated "foreign bank," as defined in 12 CFR 211.21(n) that currently operates an "office of a foreign bank," as defined in 12 CFR 211.21(t), which is licensed under 12 CFR 211.24(a);
  - such office of an unaffiliated, licensed foreign bank; or
  - an insurance company subject to regulation by any State,

  provided such debt is not guaranteed by an individual who or entity that is not a principal of the applicant or registrant.

For the purpose of answering Questions A, B, C, D, E, F, G, I and K of the Disciplinary Information sections in the Form 8-R, PRINCIPAL also means an individual described in (1), (2) or (4) above with respect to any entity whether or not the entity is an applicant, registrant, or a person required to be registered under the Act.

SELF-REGULATORY ORGANIZATION (SRO): a private, non-governmental organization authorized to set and enforce standards of conduct for an industry. NFA, FINRA (formerly known as NASD), and the securities and futures exchanges in the U.S. are examples of domestic SROs.

UNITED STATES CRIMINAL CODE:

Section 152:	Concealment of assets, making false claims or bribery in connection with a bankruptcy
Section 1341, 1342 or 1343:	Mail fraud
Chapter 25:	Counterfeiting and forgery
Chapter 47:	Fraud or false statements in a matter within the jurisdiction of a United States department or agency
Chapter 95 or 96:	Racketeering and Racketeering Influence

Disciplinary Information - Criminal Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

THE QUESTIONS ON THIS PAGE MUST BE ANSWERED "YES" EVEN IF:

- **<u>ADJUDICATION</u> OF GUILT WAS WITHHELD OR THERE WAS NO CONVICTION; OR**

- **THERE WAS A CONDITIONAL DISCHARGE OR POST-CONVICTION DISMISSAL AFTER SUCCESSFUL COMPLETION OF A SENTENCE; OR**

- **A STATE CERTIFICATE OF RELIEF FROM DISABILITIES OR SIMILAR DOCUMENT WAS ISSUED RELIEVING THE HOLDER OF FORFEITURES, DISABILITIES OR BARS RESULTING FROM A CONVICTION; OR**

- **THE RECORD WAS EXPUNGED OR SEALED; OR**

- **A PARDON WAS GRANTED.**

THE QUESTIONS MAY BE ANSWERED "NO" IF THE CASE WAS DECIDED IN A JUVENILE COURT OR UNDER A YOUTH OFFENDER LAW.

For each matter that requires a "Yes" answer to Questions A, B or C below, a Criminal Disclosure Matter Page (DMP) must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any; and

- the date of the determination.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the <u>charges</u>;

- the classification of the offense, i.e., <u>felony</u> or <u>misdemeanor</u>;

- the plea, sentencing and probation information, as applicable;

- the final disposition; and

- a summary of the circumstances surrounding the criminal matter.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question A

Has the firm ever pled guilty or nolo contendere ("no contest") to or been convicted or found guilty of any felony in any U.S., non-U.S. or military court?

No

Question B

Has the firm ever pled guilty to or been convicted or found guilty of any <u>misdemeanor</u> in any U.S., non-U.S. or military court which involves:

- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering, or misappropriation of funds, securities or property; or
- violation of <u>sections 7203, 7204, 7205 or 7207 of the Internal Revenue Code of 1986</u>; or
- violation of <u>sections 152, 1341, 1342 or 1343 or chapters 25, 47, 95 or 96 of the U.S. Criminal Code</u>; or
- any transaction in or advice concerning futures, options, leverage transactions or securities?

No

Question C

Is there a <u>charge</u> pending, the resolution of which could result in a "Yes" answer to the above questions?

No

Will you be filing a Criminal DMP with respect to a new matter? **No**

Disciplinary Information - Regulatory Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

For each matter that requires a "Yes" answer to Questions D, E, F, G, H or I below, a Regulatory DMP must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any;

- the date of the determination; and
- a summary of the circumstances surrounding the regulatory matter.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the allegations; and

- the final disposition.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question D

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has a court ever permanently or temporarily <u>enjoined</u> the firm after a hearing or default or as the result of a settlement, consent decree or other agreement, from engaging in or continuing any activity involving:

- any transaction in or advice concerning futures, options, leverage transactions or securities; or
- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property?

No

Question E

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has the firm ever been <u>found</u>, after a hearing or default or as the result of a settlement, consent decree or other agreement, to:

- have violated any provision of any <u>investment-related statute</u> or regulation thereunder; or
- have violated any statute, rule, regulation or order which involves embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property; or
- have willfully aided, abetted, counseled, commanded, induced or procured such violation by any other <u>person</u>; or
- have failed to supervise another <u>person</u>'s activities under any <u>investment-related statute</u> or regulation thereunder?

Yes

Question F

Has the firm ever been debarred by any agency of the U.S. from contracting with the U.S.?

No

Question G

Has the firm ever been the subject of any order issued by or a party to any agreement with a U.S. or non-U.S. regulatory authority (other than the CFTC), including but not limited to a licensing authority, or self-regulatory organization (other than NFA or a U.S. futures exchange) that prevented or restricted the firm's ability to engage in any business in the financial services industry?

Yes

Question H

Are any of the orders or other agreements described in Question G currently in effect against the firm?

No

Question I

Is the firm a party to any action, the resolution of which could result in a "Yes" answer to the above questions?

No

Will you be filing a Regulatory DMP with respect to a new matter?**No**

Disciplinary Information - Financial Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

For each matter that requires a "Yes" answer to Question J below, a Financial DMP must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any;

- the date of the determination; and
- a summary of the circumstances surrounding the financial matter.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the allegations; and

- the final disposition.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question J

Has the firm ever been the subject of an <u>adversary action</u> brought by a U.S. bankruptcy trustee?

Yes

Will you be filing a Financial DMP with respect to a new matter?**No**

Registration Certification Statement

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

Firm Criminal Disclosure Matter Page

NATIONAL FUTURES ASSOCIATION

Filed on July 29, 2024
NFA ID 0210678 DEUTSCHE BANK AG
Submitted by BRADLEY COOK (COOKB2)

The question(s) you are disclosing the criminal action under:

☑️ **C.**

Is there a charge pending, the resolution of which could result in a "Yes" answer to the above questions?

Criminal Case Information

Formal Charge(s) Information

Filing Location	**FEDERAL COURT**
Date Filed	**January 2021**

Court Information

Name of Court	**U.S. DISTRICT COURT EASTERN DISTRICT OF NEW YORK**
City or County	**NEW YORK**
State	**NEW YORK**
Country	**UNITED STATES**

Case Information

Case Number	**CR 20-00584**
Case Status	**FINAL**

Charge Details

Formal Charge Description	**CONSPIRACY TO VIOLATE THE FCPA AND WIRE FRAUD CONSPIRACY AFFECTING A FINANCIAL INSTITUTION**
Classification	**FELONY**
Plea Entered	**NO PLEA ENTERED**
Disposition	**DEFERRED PROSECUTION AGREEMENT"**

Comments

ON JANUARY 7, 2021, A DPA WAS FILED BETWEEN DBAG AND DOJ WHICH DEFERRED PROSECUTION OF THE CHARGES AGAINST DBAG FOR THREE YEARS. DBAG ENTERED A PLEA OF NOT GUILTY TO THE CHARGES. THE PARTIES AGREED THAT SUBJECT TO DBAG'S FULL COMPLIANCE WITH THE TERMS OF THE DPA, THREE YEARS FROM JANUARY 7, 2021, THE DPA WOULD EXPIRE, AND WITHIN SIX MONTHS AFTER THE DPA'S EXPIRATION, DOJ WOULD SEEK DISMISSAL WITH PREJUDICE OF THE CRIMINAL INFORMATION FILED AGAINST DBAG, AND AGREE NOT TO FILE CHARGES IN THE FUTURE AGAINST THE COMPANY BASED ON THE CONDUCT DESCRIBED IN THE DPA AND THE STATEMENT OF FACTS.

REGARDING THE FCPA CHARGE, DBAG AGREED TO A CRIMINAL MONETARY PENALTY OF $79,561,206, WHICH WAS TIMELY PAID ON JANUARY 15, 2021, AND, AMONG OTHER THINGS, A CORPORATE COMPLIANCE REPORTING REQUIREMENT FOR THREE YEARS. REGARDING THE COMMODITIES-TRADING CHARGE, DBAG AGREED TO A CRIMINAL MONETARY PENALTY OF $5,625,000, WHICH WAS FULLY CREDITED AGAINST A CIVIL MONETARY PENALTY PAID IN CONNECTION WITH A JANUARY 29, 2018 CFTC SETTLEMENT, AS WELL AS A DISGORGEMENT OF $681,480 AND THE ESTABLISHMENT OF A VICTIM-COMPENSATION PAYMENT OF $1,223,738. THE DISGORGEMENT WAS TIMELY PAID ON JANUARY 20, 2021; ANY AMOUNT REMAINING UNCLAIMED FROM THE ESCROW ACCOUNT 12 MONTHS AFTER THE EXECUTION OF THE DPA REVERTED TO THE UNITED STATES AS AN ADDITIONAL CRIMINAL MONETARY PENALTY. FOLLOWING THE EXPIRATION OF THE THREE-YEAR TERM OF THE DPA, DOJ FILED A MOTION TO DISMISS THE CRIMINAL INFORMATION WITH PREJUDICE ON JULY 3, 2024, AND THE COURT ORDERED THE DISMISSAL OF THE CRIMINAL INFORMATION WITH PREJUDICE ON JULY 5, 2024.

REGARDING THE FCPA CHARGE, THE DOJ ALLEGED THAT DBAG IMPROPERLY USED THIRD-PARTY INTERMEDIARIES TO OBTAIN AND RETAIN GLOBAL BUSINESS FROM ABOUT 2009 THROUGH AT LEAST 2016. THE DOJ ALLEGED THAT DBAG MAINTAINED FALSE BOOKS, RECORDS, AND ACCOUNTS THAT DID NOT ACCURATELY AND FAIRLY REFLECT THE TRANSACTIONS AND DISPOSITIONS OF DBAG'S ASSETS. THE DOJ ALSO ALLEGED THAT DBAG FAILED TO IMPLEMENT AND MAINTAIN SUFFICIENT INTERNAL ACCOUNTING CONTROLS TO HELP DETECT AND STOP SUCH TRANSACTIONS.

REGARDING THE COMMODITIES-TRADING CHARGE, THE DOJ ALLEGED THAT, FROM ABOUT 2008 THROUGH AT LEAST 2013, FORMER DBAG EMPLOYEES CONSPIRED AND SCHEMED TO DECEIVE OTHER PRECIOUS METALS MARKET PARTICIPANTS BY CREATING AND COMMUNICATING MATERIALLY FALSE AND MISLEADING INFORMATION REGARDING SUPPLY OR DEMAND, IN ORDER TO INDUCE SUCH OTHER MARKET PARTICIPANTS INTO TRADING PRECIOUS METALS FUTURES CONTRACTS. DBAG ENTERED A PLEA OF NOT GUILTY TO THE CHARGES AND PROSECUTION OF THE CHARGES WAS DEFERRED PURSUANT TO THE DPA. FOLLOWING THE EXPIRATION OF THE THREE-YEAR TERM OF THE DPA, DOJ FILED A MOTION TO DISMISS THE CRIMINAL INFORMATION WITH PREJUDICE ON JULY 3, 2024, AND THE COURT ORDERED THE DISMISSAL OF THE CRIMINAL INFORMATION WITH PREJUDICE ON JULY 5, 2024.

Supporting Documentation

Description	EXHIBIT A
File Name	9.pdf

Description	EXHIBIT B
File Name	91.pdf

Description	EXHIBIT C
File Name	92.pdf

Description	EXHIBIT D
File Name	10.pdf

Description	SUPPORTING DOCUMENTATION
File Name	120cr00584RPKRML070524 Minute Order.pdf

Firm Regulatory Disclosure Matter Page

NATIONAL FUTURES ASSOCIATION

Filed on February 27, 2025
NFA ID 0210678 DEUTSCHE BANK AG
Submitted by BRADLEY COOK (COOKB2)

The question(s) you are disclosing the regulatory action under:

☑ **E.**

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has the firm ever been found, after a hearing or default or as the result of a settlement, consent decree or other agreement, to:

- have violated any provision of any investment-related statute or regulation thereunder; or

- have violated any statute, rule, regulation or order which involves embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property; or

- have willfully aided, abetted, counseled, commanded, induced or procured such violation by any other person; or

- have failed to supervise another person's activities under any investment-related statute or regulation thereunder?

Regulatory Case Information

Regulatory Information

Regulatory/Civil Action initiated by **NON-U.S. REGULATOR: GERMAN FEDERAL FINANCIAL SUPERVISORY AUTHORITY (BAFIN)**

Case Information

Case Number	**ZR 7-WP 3127/00013#00007**
Case Status	**FINAL**
Date Resolved	**February 2025**
Sanctions imposed	

OTHER: MONETARY/FINE

Comments

BaFin found that Deutsche Bank AG ("DBAG") (a) failed to timely investigate and address breaches of law regarding transactions in FX derivatives, (b) in certain periods during the covid pandemic, failed to ensure that investment advice given by telephone was recorded, and (c) failed to timely provide the receiving payment service provider with the information required to switch accounts or committed failures in the process of transferring or closing certain client accounts. BaFin has imposed a fine of 23,057,500 euros (approximately 24,000,000 USD), which was timely paid on February 13, 2025.

Supporting Documentation

Description	**BAFIN FINE ORDER**
File Name	**20250205 BaFin Fine Order TealCoronaTapingRequirementsZKGenSYSTRANGeneric.pdf**

Firm Business Locations
COMMODITY FUTURES TRADING COMMISSION
NATIONAL FUTURES ASSOCIATION

Filed on March 07, 2025

NFA ID 0210678 DEUTSCHE BANK AG
Submitted by BRADLEY COOK (COOKB2)

Business Information

Street Address 1	**TAUNUSANLAGE 12**
Street Address 2	**FRANKFURT AM MAIN**
City	**FRANKFURT**
Zip/Postal Code	**60325**
Country	**GERMANY**
Phone Number	**01149 69 910-00**
Fax Number	**011 49 69 910-34225**
Email	**Not provided**
Website/URL	**WWW.DB.COM**
CRD/IARD ID	**Not provided**

Exempt Foreign Firm Contact Information

Exempt Foreign Firm Contact Address

First Name	**GUY**
Last Name	**TWINN**
Street Address 1	**AVENUE FRANKLIN D. ROOSEVELT 23-25**
City	**PARIS**
Zip/Postal Code	**75008**
Country	**FRANCE**
Phone	**33(1) 4495-6408**
Email	**GUY.TWINN@DB.COM**

Location of Business Records

Street Address 1	**1 COLUMBUS CIRCLE**
City	**NEW YORK**
State	**NEW YORK**
Zip/Postal Code	**10019**
Country	**UNITED STATES**

Registration Contact Information

First Name	**CHAD**
Last Name	**TROESTER**
Title	**VICE PRESIDENTCOMPLIANCE OFFICER**
Street Address 1	**5201 GATE PKWY**
City	**JACKSONVILLE**
State (United States only)	**FLORIDA**
Zip/Postal Code	**32256**
Country	**UNITED STATES**
Phone	**19045340812**
Email	**CHAD.TROESTER@DB.COM**

Enforcement/Compliance Communication Contact Information

First Name	**OMAIRA**
Last Name	**CRANE**
Title	**DIRECTOR**
Street Address 1	**1 COLUMBUS CIRCLE**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10019**
Country	**UNITED STATES**
Phone	**1(212)250-5793**
Email	**DBREGULATORY.REQUESTS@DB.COM**

First Name	**MARK**
Last Name	**GOULDEN**
Title	**CHIEF COMPLIANCE OFFICER**
Street Address 1	**21 MOORFIELDS**
City	**LONDON**
Zip/Postal Code	**EC2Y 9DB**
Country	**UNITED KINGDOM**
Phone	**44(20)754-10596**
Email	**MARK.GOULDEN@DB.COM**

First Name	**KIRSTEN**
Last Name	**SALLEY**
Title	**DIRECTOR**
Street Address 1	**1 COLUMBUS CIRCLE**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10019**
Country	**UNITED STATES**
Phone	**212-250-9190**
Email	**KIRSTEN.SALLEY@DB.COM**

Membership Contact Information

Membership Contact

First Name	**CHAD**
Last Name	**TROESTER**
Title	**VICE PRESIDENTCOMPLIANCE OFFICER**
Street Address 1	**5201 GATE PKWY**
City	**JACKSONVILLE**
State (United States only)	**FLORIDA**
Zip/Postal Code	**32256**
Country	**UNITED STATES**
Phone	**19045340812**
Email	**CHAD.TROESTER@DB.COM**

Accounting Contact

First Name	**PAUL**
Last Name	**MEYS**
Title	**DIRECTOR**
Street Address 1	**5201 GATE PKWY**
City	**JACKSONVILLE**
State (United States only)	**FLORIDA**
Zip/Postal Code	**32256**
Country	**UNITED STATES**
Phone	**(904)645-4687**
Email	**PAUL.MEYS@DB.COM**

Arbitration Contact

First Name	**ERIKA**
Last Name	**ENGELSON**
Title	**MANAGING DIRECTOR**
Street Address 1	**1 COLUMBUS CIRCLE**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10019**
Country	**UNITED STATES**
Phone	**212-250-7297**
Email	**ERIKA.ENGELSON@DB.COM**

Compliance Contact

First Name	**KIRSTEN**
Last Name	**SALLEY**
Title	**DIRECTOR**
Street Address 1	**1 COLUMBUS CIRCLE**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10019**
Country	**UNITED STATES**
Phone	**212-250-9190**
Email	**KIRSTEN.SALLEY@DB.COM**

Chief Compliance Officer Contact

First Name	**MARK**
Last Name	**GOULDEN**
Title	**MANAGING DIRECTOR**
Street Address 1	**21 MOORFIELDS**
City	**LONDON**
Zip/Postal Code	**EC2Y 9DB**
Country	**UNITED KINGDOM**
Phone	**44(20)754-10596**
Email	**MARK.GOULDEN@DB.COM**

Registration Certification Statement

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

Annual Registration Update

COMMODITY FUTURES TRADING COMMISSION
NATIONAL FUTURES ASSOCIATION

Filed on April 23, 2025

NFA ID 0210678 DEUTSCHE BANK AG
Submitted by BRADLEY COOK (COOKB2)

Instructions

READ THESE INSTRUCTIONS CAREFULLY BEFORE COMPLETING OR REVIEWING THE APPLICATION. THE FAILURE TO ANSWER ALL QUESTIONS COMPLETELY AND ACCURATELY OR THE OMISSION OF REQUIRED INFORMATION MAY RESULT IN THE DENIAL OR REVOCATION OF REGISTRATION.

THE FAILURE TO DISCLOSE A DISCIPLINARY MATTER EITHER IN AN APPLICATION OR AN UPDATE WILL RESULT IN THE IMPOSITION OF A LATE DISCLOSURE FEE IN ACCORDANCE WITH NFA REGISTRATION RULE 210(c).

Not every section applies to every applicant. Certain sections apply depending on the registration category or categories being applied for. The text above these sections explains who must complete the section.

DEFINED TERMS

Words that are underlined in this form are either defined terms and have the meanings contained in the Definition of Terms section or links to the text of Commodity Exchange Act provisions, CFTC Regulations or NFA Rules.

GENERAL

Read the Instructions and Questions Carefully

A question that is answered incorrectly because it was misread or misinterpreted can result in severe consequences, including denial or revocation of registration. Although this applies to all questions in the application, it is particularly important to the questions in the Disciplinary Information Section.

Rely Only on Advice from NFA Staff

A question that is answered incorrectly because of advice received from a lawyer, employer, a judge or anyone else (other than a member of NFA's Registration Investigations or Legal (RIL) staff) can result in severe consequences, including denial or revocation of registration. This also applies to all questions in the form, but is particularly important regarding the Disciplinary Information Section. If the language of a question in the Disciplinary Information Section requires disclosure of a matter, a "Yes" answer to the question is required no matter what other advice has been received from anyone other than NFA's RIL staff. Additionally, the applicant or registrant remains responsible for failures to disclose even if someone completes the form on the applicant's or registrant's behalf.

Update the Information on the Application

If information provided on the application changes or a matter that would have required disclosure on the application occurs after the application is filed, the new information must be promptly filed. APs and Principals should advise their Sponsors of the new information, and the Sponsor must file the update on their behalf. The failure to promptly update information can result in severe consequences, including denial or revocation of registration.

Compliance with Disclosure Requirements of Another Regulatory Body is not Sufficient

With some exceptions, which are described below in the Regulatory and Financial Disclosures sections, if any

question requires the provision of information, that information must be provided. In particular, if a question in the Disciplinary Information Section requires disclosure of a matter, the question must be answered "Yes" and additional documents must be provided even if the matter has been disclosed to another regulatory body such as FINRA, an exchange or a state regulator. Similarly, disclosure is required even if another regulatory body does NOT require disclosure of the same matter.

Call NFA with Questions

If there is any question about whether particular information must be provided, whether a particular matter must be disclosed or whether a particular question requires a "Yes" answer, call the NFA Information Center at (800) 621-3570 or (312) 781-1410. Representatives are available from 8:00 a.m. to 5:00 p.m., Central Time, Monday through Friday. If the advice of NFA staff is sought, a written record containing the date of the conversation, the name of the NFA staff person giving the advice and a description of the advice should be made during the conversation and kept in the event an issue concerning disclosure of the matter arises later.

DISCIPLINARY INFORMATION SECTION

Criminal Disclosures

Some common mistakes in answering the criminal disclosure questions involve expungements, diversion programs and similar processes. The Commodity Futures Trading Commission requires a "Yes" answer even if the matter has been expunged or the records sealed, there was no adjudication or finding of guilt, the guilty plea was vacated or set aside or the matter was dismissed upon completion of the diversion program.

Another common error regarding criminal matters concerns matters that do not involve the derivatives industry. All criminal matters must be disclosed, even if a matter is unrelated to the derivatives industry, unless the case was decided in a juvenile court or under a Youth Offender law.

Regulatory Disclosures

Regulatory actions taken by the Commodity Futures Trading Commission, NFA or U.S. futures exchanges do not need to be disclosed since NFA is already aware of them once they are entered into NFA's BASIC system.

Financial Disclosures

It is not necessary to disclose arbitration awards or CFTC reparations matters unless the applicant or registrant has failed to pay an award related to a CFTC-related product or an order entered in a reparations matter.

Only adversary actions that a U.S. bankruptcy trustee files must be disclosed. Adversary actions that creditors file are not disclosable. A person named as a party to an adversary action in a bankruptcy proceeding must disclose the action, even if the person is not the bankrupt person.

ADDITIONAL DOCUMENTS

For each matter that caused a "Yes" answer, a Disclosure Matter Page (DMP), which is accessible using NFA's DMP Filing System, must be filed. In addition to the required DMP, other documents about the matter must be provided to NFA. If court documents are unavailable, a certified letter from the court verifying that must be sent to NFA. If documents other than court documents are unavailable, a written explanation for their unavailability must be provided to NFA. Electronic copies of the documents can be uploaded using NFA's DMP Filing System or documents may be sent to NFA by email to registration@nfa.futures.org, fax to (312) 559-3411 or mail to NFA Registration Department, 320 South Canal, Suite 2400, Chicago, IL 60606.

Providing all documents to NFA is important. Failure to do so will delay the registration process and may result in a denial of the application.

Definition of Terms

(The following terms are defined solely for the purpose of using NFA's Online Registration System.)

10% OR MORE INTEREST: direct or <u>indirect ownership</u> of 10% or more of an <u>entity's</u> stock; entitlement to vote or empowered to sell 10% or more of an <u>entity's</u> voting securities; contribution of 10% or more of an <u>entity's</u> capital; or entitlement to 10% or more of an <u>entity's</u> net profits.

ADJUDICATION: in a criminal case, a determination by the court that the defendant is guilty or not guilty.

ADVERSARY ACTION: a lawsuit arising in or related to a bankruptcy case commenced by a bankruptcy trustee by filing a complaint with a bankruptcy court or a district court.

ALIAS: another name utilized by an individual or previously used by an <u>entity</u>.

CHARGE: a formal complaint, information, indictment or equivalent instrument containing an accusation of a crime.

DBA: abbreviation for Doing Business As. The firm is doing its futures, retail off-exchange forex or swaps business by this name.

DESIGNATED SUPERVISOR: solely for the purpose of determining whether the Branch Manager Examination (Series 30) is required, Designated Supervisor means a person who is registered with FINRA (formerly known as NASD) as a General Securities Representative and has been designated to act as the supervisor of an office that is not an Office of Supervisory Jurisdiction ("non-OSJ"), provided that:

- either the futures activity conducted in the non-OSJ that is subject to the Designated Supervisor's supervision is limited to activity not requiring the Series 3 Examination and both the Designated Supervisor and the Branch Manager of the Office of Supervisory Jurisdiction to which the non-OSJ reports have otherwise satisfied NFA's Proficiency Requirements appropriate to their supervisory activities; or

- the activity that is conducted in the non-OSJ that requires the Series 3 Examination is supervised by the Branch Manager of the Office of Supervisory Jurisdiction to which the non-OSJ reports and both the Designated Supervisor and Branch Office Manager have passed the Series 3 Examination.

ENJOINED: subject to an injunction.

ENTITY: any <u>person</u> other than an individual.

ENTITY FLOOR TRADER: an applicant that files or registrant that filed a Form 7-R to apply for registration as a floor trader.

FELONY: any crime classified as a felony and for states and countries that do not differentiate between a felony or <u>misdemeanor</u>, an offense that could result in imprisonment for any period of more than one year. The term also includes a general court martial.

FINANCIAL SERVICES INDUSTRY: the commodities, securities, accounting, banking, finance, insurance, law or real estate industries.

FLOOR TRADER ORDER ENTERER: an individual responsible for entry of orders from an <u>Entity Floor Trader's</u> own account.

FOUND: subject to a determination that conduct or a rule violation has occurred. The term applies to dispositions

of any type, including but not limited to consent decrees or settlements in which the findings are neither admitted nor denied or in which the findings are for settlement or record purposes only.

INDIRECT OWNER: an individual who through agreement, holding companies, nominees, trusts or otherwise:

- is the owner of 10% or more of the outstanding shares of any class of an <u>entity's</u> equity securities, other than non-voting securities;

- is entitled to vote 10% or more of the outstanding shares of any class of an <u>entity's</u> equity securities, other than non-voting securities;

- has the power to sell or direct the sale of 10% or more of the outstanding shares of any class of an <u>entity's</u> equity securities, other than non-voting securities;

- is entitled to receive 10% or more of an <u>entity's</u> net profits; or

- has the power to exercise a controlling influence over an <u>entity's</u> activities that are subject to regulation by the Commission.

INTERNAL REVENUE CODE:

Section 7203:   Willful Failure to File Return, Supply Information or Pay Tax
Section 7204:   Fraudulent Statement or Failure to Make Statement
Section 7205:   Fraudulent Withholding Exemption Certificate or Failure to Supply Information
Section 7207:   Fraudulent Returns, Statements or Other Documents

INVESTMENT RELATED STATUTES:

- The Commodity Exchange Act

- The Securities Act of 1933

- The Securities Exchange Act of 1934

- The Public Utility Holding Company Act of 1935

- The Trust Indenture Act of 1939

- The Investment Advisers Act of 1940

- The Investment Company Act of 1940

- The Securities Investors Protection Act of 1970

- The Foreign Corrupt Practices Act of 1977

- Chapter 96 of Title 18 of the United States Code

- Any similar statute of a State or foreign jurisdiction

- Any rule, regulation or order under any such statutes; and

- The rules of the Municipal Securities Rulemaking Board

MISDEMEANOR: any crime classified as a misdemeanor and for states and countries that do not differentiate between a <u>felony</u> or misdemeanor, an offense that could result in imprisonment for any period of at least six days but not more than one year. By way of example, an offense for which the maximum period of imprisonment is 60 days would be considered a misdemeanor. The term also includes a special court martial.

NON-U.S. NATURAL PERSON: an individual who has not resided in the U.S. since reaching the age of 18 years.

OTHER NAME: For firms, including sole proprietors, any other name that the firm uses or has used in the past but not the name of any other legal <u>entity</u> that the firm has an affiliation or association with (see <u>DBA</u>). For individuals, this is any name the person is or has been known by. For example, a maiden name, an <u>alias</u> name that you use or are known by, or a previous name if you have changed your legal name.

OUTSIDE DIRECTOR: an individual who is director of an applicant or registrant and who:

- is not an officer or employee of the applicant or registrant;

- is not engaged in or have direct supervisory responsibility over persons engaged in the solicitation of

    - or acceptance of customers' orders or retail forex customers' orders;
    - funds, securities or property for participation in a commodity pool;
    - a client's or prospective client's discretionary account;
    - leverage customers' orders for leverage transactions;
    - or acceptance of a swap agreement; or

- does not regularly have access to the keeping, handling or processing of:

    - transactions involving "commodity interests", as that term is defined in CFTC Regulation 1.3;
    - customer funds, retail forex customer funds, leverage customer funds, foreign futures or foreign options secured amount, or adjusted net capital.

PERSON: an individual, association, partnership, corporation, limited liability company, limited liability partnership, trust, or other form of business organization.

PRINCIPAL - means, with respect to an applicant, a registrant, or a <u>person</u> required to be registered under the Act:

(1) an individual who is:

- a sole proprietor of a sole proprietorship;

- a general partner of a partnership;

- a director, president, chief executive officer, chief operating officer, chief financial officer, or a person

in charge of a business unit, division or function subject to regulation by the Commission of a corporation, limited liability company or limited liability partnership;

- a manager, managing member or a member vested with the management authority for a limited liability company or limited liability partnership; or

- a chief compliance officer; or

(2) an individual who directly or indirectly, through agreement, holding companies, nominees, trusts or otherwise:

- is the owner of 10% or more of the outstanding shares of any class of an applicant or registrant's equity securities, other than non-voting securities;

- is entitled to vote 10% or more of the outstanding shares of any class of an applicant or registrant's equity securities, other than non-voting securities;

- has the power to sell or direct the sale of 10% or more of the outstanding shares of any class of an applicant or registrant's equity securities, other than non-voting securities;

- is entitled to receive 10% or more of an applicant or registrant's net profits; or

- has the power to exercise a controlling influence over an applicant or registrant's activities that are subject to regulation by the Commission; or

(3) an entity that:

- is a general partner of a partnership; or

- is the direct owner of 10% or more of the outstanding shares of any class of an applicant or registrant's equity securities, other than non-voting securities; or

(4) an individual who or an entity that:

- has contributed 10% or more of an applicant or registrant's capital unless such capital contribution consists of subordinated debt contributed by:

  - an unaffiliated bank insured by the Federal Deposit Insurance Corporation;
  - an unaffiliated "foreign bank," as defined in 12 CFR 211.21(n) that currently operates an "office of a foreign bank," as defined in 12 CFR 211.21(t), which is licensed under 12 CFR 211.24(a);
  - such office of an unaffiliated, licensed foreign bank; or
  - an insurance company subject to regulation by any State,
  provided such debt is not guaranteed by an individual who or entity that is not a principal of the applicant or registrant.

For the purpose of answering Questions A, B, C, D, E, F, G, I and K of the Disciplinary Information sections in the Form 8-R, PRINCIPAL also means an individual described in (1), (2) or (4) above with respect to any entity whether or not the entity is an applicant, registrant, or a person required to be registered under the Act.

SELF-REGULATORY ORGANIZATION (SRO): a private, non-governmental organization authorized to set and enforce standards of conduct for an industry. NFA, FINRA (formerly known as NASD), and the securities and futures exchanges in the U.S. are examples of domestic SROs.

UNITED STATES CRIMINAL CODE:

Section 152:	Concealment of assets, making false claims or bribery in connection with a bankruptcy
Section 1341, 1342 or 1343:	Mail fraud
Chapter 25:	Counterfeiting and forgery
Chapter 47:	Fraud or false statements in a matter within the jurisdiction of a United States department or agency
Chapter 95 or 96:	Racketeering and Racketeering Influence

PRINCIPALS

Firms must file electronic applications for each individual who is a principal of the firm, including the sole proprietor of a sole proprietorship. A firm must have at least one individual principal affiliated with it in order to obtain registration. NFA Members that are registered or applying for registration as an FCM, RFED, IB, CPO and/or CTA must have at least one individual principal who is also registered as an AP of the firm or a floor broker.

ADDITIONAL ASSISTANCE

Additional information regarding registration requirements and specific topics can be found on the Registration page of NFA's web site at www.nfa.futures.org. NFA's Information Center, (800-621-3570 or 312-781-1410), is also available to provide assistance. Its normal hours are Monday through Friday, from 8:00 AM to 5:00 PM CT.

Registration Categories

Categories

SWAP DEALER REGISTERED

EXEMPT FOREIGN FIRM APPROVED

NFA MEMBER APPROVED

Business Information

Name	**DEUTSCHE BANK AG**
Form of Organization	**CORPORATION**
Country	**GERMANY**
Federal EIN	**132944988**

Business Address

Street Address 1	**TAUNUSANLAGE 12**
Street Address 2	**FRANKFURT AM MAIN**
City	**FRANKFURT**
Zip/Postal Code	**60325**
Country	**GERMANY**
Phone Number	**01149 69 910-00**
Fax Number	**011 49 69 910-34225**
Email	**Not provided**
Website/URL	**WWW.DB.COM**
CRD/IARD ID	**Not provided**

Other Names

Not provided

Location of Business Records

Street Address 1	**1 COLUMBUS CIRCLE**
City	**NEW YORK**
State	**NEW YORK**
Zip/Postal Code	**10019**
Country	**UNITED STATES**

U.S. Address for Production of Business Records

Office of NFA located in New York, NY

Principal Information

Individual Information

NFA ID	**0541581**
Name	**CAMPELLI, FABRIZIO**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**01-26-2023**

NFA ID	**0557663**
Name	**DE SANCTIS, CLAUDIO**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**09-08-2023**

NFA ID	**0468309**
Name	**GOULDEN, MARK THOMAS**
TItle(s)	**CHIEF COMPLIANCE OFFICER**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**05-01-2024**

NFA ID	**0542962**
Name	**LEUKERT, BERND GUNTER**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**10-28-2021**

NFA ID	**0275157**
Name	**NAYAK, RAMACHANDRA**
TItle(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**10-01-2019**

NFA ID	**0565113**
Name	**PADOVANI, LAURA MARCELA**

TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**07-31-2024**

NFA ID	**0486225**
Name	**SEWING, CHRISTIAN**
TItle(s)	**CHIEF EXECUTIVE OFFICER**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**05-27-2015**

NFA ID	**0541645**
Name	**SHORT, REBECCA ANNE**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**10-19-2021**

NFA ID	**0541814**
Name	**SIMON, STEFAN**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**10-20-2021**

NFA ID	**0531868**
Name	**VIGNERON, OLIVIER YVAN MARIE**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**11-29-2022**

NFA ID	**0506739**
Name	**VON MOLTKE, JAMES ADAM MARK**
TItle(s)	**CHIEF FINANCIAL OFFICER**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**08-10-2017**

NFA ID	**0533422**

Name	**VON ZUR MUEHLEN, GERD ALEXANDER**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**10-19-2020**

Holding Company Information

Not provided

Non-U.S. Regulator Information

List of Non-U.S. Regulator(s) During The Past Five Years

Country	Regulator Name
GERMANY	BUNDESANSTALT FÜR FINANZDIENSTLEISTUNGSAUFSICHT (BAFIN)
GERMANY	EUROPEAN CENTRAL BANK
THAILAND	BANK OF THAILAND
UNITED KINGDOM	FINANCIAL CONDUCT AUTHORITY (FCA)
INDIA	SECURITIES AND EXCHANGE BOARD OF INDIA
REPUBLIC OF KOREA	FINANCIAL SERVICES COMMISSION/FINANCIAL SUPERVISORY SERVICE
SINGAPORE	MONETARY AUTHORITY OF SINGAPORE
TAIWAN (CHINESE TAIPEI)	SECURITIES AND FUTURES BUREAU
JAPAN	FINANCIAL SERVICES AGENCY

Disciplinary Information - Criminal Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

THE QUESTIONS ON THIS PAGE MUST BE ANSWERED "YES" EVEN IF:

- **<u>ADJUDICATION</u> OF GUILT WAS WITHHELD OR THERE WAS NO CONVICTION; OR**

- **THERE WAS A CONDITIONAL DISCHARGE OR POST-CONVICTION DISMISSAL AFTER SUCCESSFUL COMPLETION OF A SENTENCE; OR**

- **A STATE CERTIFICATE OF RELIEF FROM DISABILITIES OR SIMILAR DOCUMENT WAS ISSUED RELIEVING THE HOLDER OF FORFEITURES, DISABILITIES OR BARS RESULTING FROM A CONVICTION; OR**

- **THE RECORD WAS EXPUNGED OR SEALED; OR**

- **A PARDON WAS GRANTED.**

THE QUESTIONS MAY BE ANSWERED "NO" IF THE CASE WAS DECIDED IN A JUVENILE COURT OR UNDER A YOUTH OFFENDER LAW.

For each matter that requires a "Yes" answer to Questions A, B or C below, a Criminal Disclosure Matter Page (DMP) must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any; and

- the date of the determination.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the <u>charges</u>;

- the classification of the offense, i.e., <u>felony</u> or <u>misdemeanor</u>;

- the plea, sentencing and probation information, as applicable;

- the final disposition; and

- a summary of the circumstances surrounding the criminal matter.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question A

Has the firm ever pled guilty or nolo contendere ("no contest") to or been convicted or found guilty of any felony in any U.S., non-U.S. or military court?

No

Question B

Has the firm ever pled guilty to or been convicted or found guilty of any <u>misdemeanor</u> in any U.S., non-U.S. or military court which involves:

- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering, or misappropriation of funds, securities or property; or
- violation of <u>sections 7203, 7204, 7205 or 7207 of the Internal Revenue Code of 1986</u>; or
- violation of <u>sections 152, 1341, 1342 or 1343 or chapters 25, 47, 95 or 96 of the U.S. Criminal Code</u>; or
- any transaction in or advice concerning futures, options, leverage transactions or securities?

No

Question C

Is there a <u>charge</u> pending, the resolution of which could result in a "Yes" answer to the above questions?

No

Will you be filing a Criminal DMP with respect to a new matter? **No**

Disciplinary Information - Regulatory Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

For each matter that requires a "Yes" answer to Questions D, E, F, G, H or I below, a Regulatory DMP must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any;

- the date of the determination; and
- a summary of the circumstances surrounding the regulatory matter.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the allegations; and

- the final disposition.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question D

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has a court ever permanently or temporarily <u>enjoined</u> the firm after a hearing or default or as the result of a settlement, consent decree or other agreement, from engaging in or continuing any activity involving:

- any transaction in or advice concerning futures, options, leverage transactions or securities; or
- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property?

No

Question E

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has the firm ever been <u>found</u>, after a hearing or default or as the result of a settlement, consent decree or other agreement, to:

- have violated any provision of any <u>investment-related statute</u> or regulation thereunder; or
- have violated any statute, rule, regulation or order which involves embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property; or
- have willfully aided, abetted, counseled, commanded, induced or procured such violation by any other <u>person</u>; or
- have failed to supervise another <u>person</u>'s activities under any <u>investment-related statute</u> or regulation thereunder?

Yes

Question F

Has the firm ever been debarred by any agency of the U.S. from contracting with the U.S.?
No

Question G

Has the firm ever been the subject of any order issued by or a party to any agreement with a U.S. or non-U.S. regulatory authority (other than the CFTC), including but not limited to a licensing authority, or self-regulatory organization (other than NFA or a U.S. futures exchange) that prevented or restricted the firm's ability to engage in any business in the financial services industry?

Yes

Question H

Are any of the orders or other agreements described in Question G currently in effect against the firm?
No

Question I

Is the firm a party to any action, the resolution of which could result in a "Yes" answer to the above questions?
No

Will you be filing a Regulatory DMP with respect to a new matter? **No**

Disciplinary Information - Financial Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

For each matter that requires a "Yes" answer to Question J below, a Financial DMP must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any;

- the date of the determination; and
- a summary of the circumstances surrounding the financial matter.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the allegations; and

- the final disposition.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question J

Has the firm ever been the subject of an <u>adversary action</u> brought by a U.S. bankruptcy trustee?

Yes

Will you be filing a Financial DMP with respect to a new matter? **No**

Registration Contact Information

First Name	**CHAD**
Last Name	**TROESTER**
Title	**VICE PRESIDENT COMPLIANCE OFFICER**
Street Address 1	**5201 GATE PKWY**
City	**JACKSONVILLE**
State (United States only)	**FLORIDA**
Zip/Postal Code	**32256**
Country	**UNITED STATES**
Phone	**904-645-4923**
Email	**CHAD.TROESTER@DB.COM**

Enforcement/Compliance Communication Contact Information

First Name	**OMAIRA**
Last Name	**CRANE**
Title	**DIRECTOR**
Street Address 1	**1 COLUMBUS CIRCLE**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10019**
Country	**UNITED STATES**
Phone	**1(212)250-5793**
Email	**DBREGULATORY.REQUESTS@DB.COM**

First Name	**MARK**
Last Name	**GOULDEN**
Title	**CHIEF COMPLIANCE OFFICER**
Street Address 1	**21 MOORFIELDS**
City	**LONDON**
Zip/Postal Code	**EC2Y 9DB**
Country	**UNITED KINGDOM**
Phone	**44(20)754-10596**
Email	**MARK.GOULDEN@DB.COM**

First Name	**KIRSTEN**
Last Name	**SALLEY**
Title	**DIRECTOR**
Street Address 1	**1 COLUMBUS CIRCLE**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10019**
Country	**UNITED STATES**
Phone	**212-250-9190**
Email	**KIRSTEN.SALLEY@DB.COM**

Membership Information

U.S. Regulator Information

Is the firm currently regulated by any of the regulators listed below? **Yes**

THE BOARD OF GOVERNORS OF THE FEDERAL RESERVE SYSTEM
THE SECURITIES AND EXCHANGE COMMISSION

Membership Contact Information

Membership Contact

First Name	**CHAD**
Last Name	**TROESTER**
Title	**VICE PRESIDENT COMPLIANCE OFFICER**
Street Address 1	**5201 GATE PKWY**
City	**JACKSONVILLE**
State (United States only)	**FLORIDA**
Zip/Postal Code	**32256**
Country	**UNITED STATES**
Phone	**904-645-4923**
Email	**CHAD.TROESTER@DB.COM**

Accounting Contact

First Name	**PAUL**
Last Name	**MEYS**
Title	**DIRECTOR**
Street Address 1	**5201 GATE PKWY**
City	**JACKSONVILLE**
State (United States only)	**FLORIDA**
Zip/Postal Code	**32256**
Country	**UNITED STATES**
Phone	**(904)645-4687**
Email	**PAUL.MEYS@DB.COM**

Arbitration Contact

First Name	**ERIKA**
Last Name	**ENGELSON**
Title	**MANAGING DIRECTOR**
Street Address 1	**1 COLUMBUS CIRCLE**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10019**
Country	**UNITED STATES**
Phone	**212-250-7297**
Email	**ERIKA.ENGELSON@DB.COM**

Compliance Contact

First Name	**KIRSTEN**
Last Name	**SALLEY**
Title	**DIRECTOR**
Street Address 1	**1 COLUMBUS CIRCLE**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10019**
Country	**UNITED STATES**
Phone	**212-250-9190**
Email	**KIRSTEN.SALLEY@DB.COM**

Chief Compliance Officer Contact

First Name	**MARK**
Last Name	**GOULDEN**
Title	**MANAGING DIRECTOR**
Street Address 1	**21 MOORFIELDS**
City	**LONDON**
Zip/Postal Code	**EC2Y 9DB**
Country	**UNITED KINGDOM**
Phone	**44(20)754-10596**
Email	**MARK.GOULDEN@DB.COM**

Firm Certification Statement

BY FILING THIS ANNUAL REGISTRATION UPDATE, THE REGISTRANT AGREES THAT SUCH FILING CONSTITUTES THE REGISTRANT'S certification that the registrant has reviewed all of the information contained in the annual registration update and that the answers and the information provided in the annual registration update are true, complete and accurate and that in the light of the circumstances under which the registrant has given them, the answers and statements in the annual registration update are not misleading in any material respect; certification that the person who electronically files the annual registration update on behalf of the registrant is authorized by the registrant to file the annual registration update on behalf of the registrant and to make all required certifications and acknowledgements; and acknowledgement that the registrant is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. 1001 for any false statements or omissions made in the annual registration update.

Firm Business Locations
COMMODITY FUTURES TRADING COMMISSION
NATIONAL FUTURES ASSOCIATION

Filed on April 23, 2025

NFA ID 0210678 DEUTSCHE BANK AG
Submitted by BRADLEY COOK (COOKB2)

Business Information

Street Address 1	**TAUNUSANLAGE 12**
Street Address 2	**FRANKFURT AM MAIN**
City	**FRANKFURT**
Zip/Postal Code	**60325**
Country	**GERMANY**
Phone Number	**01149 69 910-00**
Fax Number	**011 49 69 910-34225**
Email	**Not provided**
Website/URL	**WWW.DB.COM**
CRD/IARD ID	**Not provided**

Exempt Foreign Firm Contact Information

Exempt Foreign Firm Contact Address

First Name	**GUY**
Last Name	**TWINN**
Street Address 1	**21 MOORFIELDS**
City	**LONDON**
Zip/Postal Code	**EC2Y 9DB**
Country	**UNITED KINGDOM**
Phone	**+44(207)545 9592**
Email	**GUY.TWINN@DB.COM**

Location of Business Records

Street Address 1	**1 COLUMBUS CIRCLE**
City	**NEW YORK**
State	**NEW YORK**
Zip/Postal Code	**10019**
Country	**UNITED STATES**

Registration Contact Information

First Name	**CHAD**
Last Name	**TROESTER**
Title	**VICE PRESIDENT COMPLIANCE OFFICER**
Street Address 1	**5201 GATE PKWY**
City	**JACKSONVILLE**
State (United States only)	**FLORIDA**
Zip/Postal Code	**32256**
Country	**UNITED STATES**
Phone	**904-645-4923**
Email	**CHAD.TROESTER@DB.COM**

Enforcement/Compliance Communication Contact Information

First Name	**OMAIRA**
Last Name	**CRANE**
Title	**DIRECTOR**
Street Address 1	**1 COLUMBUS CIRCLE**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10019**
Country	**UNITED STATES**
Phone	**1(212)250-5793**
Email	**DBREGULATORY.REQUESTS@DB.COM**

First Name	**MARK**
Last Name	**GOULDEN**
Title	**CHIEF COMPLIANCE OFFICER**
Street Address 1	**21 MOORFIELDS**
City	**LONDON**
Zip/Postal Code	**EC2Y 9DB**
Country	**UNITED KINGDOM**
Phone	**44(20)754-10596**
Email	**MARK.GOULDEN@DB.COM**

First Name	**KIRSTEN**
Last Name	**SALLEY**
Title	**DIRECTOR**
Street Address 1	**1 COLUMBUS CIRCLE**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10019**
Country	**UNITED STATES**
Phone	**212-250-9190**
Email	**KIRSTEN.SALLEY@DB.COM**

Membership Contact Information

Membership Contact

First Name	**CHAD**
Last Name	**TROESTER**
Title	**VICE PRESIDENT COMPLIANCE OFFICER**
Street Address 1	**5201 GATE PKWY**
City	**JACKSONVILLE**
State (United States only)	**FLORIDA**
Zip/Postal Code	**32256**
Country	**UNITED STATES**
Phone	**904-645-4923**
Email	**CHAD.TROESTER@DB.COM**

Accounting Contact

First Name	**PAUL**
Last Name	**MEYS**
Title	**DIRECTOR**
Street Address 1	**5201 GATE PKWY**
City	**JACKSONVILLE**
State (United States only)	**FLORIDA**
Zip/Postal Code	**32256**
Country	**UNITED STATES**
Phone	**(904)645-4687**
Email	**PAUL.MEYS@DB.COM**

Arbitration Contact

First Name	**ERIKA**
Last Name	**ENGELSON**
Title	**MANAGING DIRECTOR**
Street Address 1	**1 COLUMBUS CIRCLE**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10019**
Country	**UNITED STATES**
Phone	**212-250-7297**
Email	**ERIKA.ENGELSON@DB.COM**

Compliance Contact

First Name	**KIRSTEN**
Last Name	**SALLEY**
Title	**DIRECTOR**
Street Address 1	**1 COLUMBUS CIRCLE**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10019**
Country	**UNITED STATES**
Phone	**212-250-9190**
Email	**KIRSTEN.SALLEY@DB.COM**

Chief Compliance Officer Contact

First Name	**MARK**
Last Name	**GOULDEN**
Title	**MANAGING DIRECTOR**
Street Address 1	**21 MOORFIELDS**
City	**LONDON**
Zip/Postal Code	**EC2Y 9DB**
Country	**UNITED KINGDOM**
Phone	**44(20)754-10596**
Email	**MARK.GOULDEN@DB.COM**

Registration Certification Statement

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.



Principal Information

Individual Information

NFA ID	**0541581**
Name	**CAMPELLI, FABRIZIO**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**01-26-2023**

NFA ID	**0497291**
Name	**CHROMIK, MARCUS JOHANNES**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**04-30-2025**

NFA ID	**0557663**
Name	**DE SANCTIS, CLAUDIO**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**09-08-2023**

NFA ID	**0468309**
Name	**GOULDEN, MARK THOMAS**
TItle(s)	**CHIEF COMPLIANCE OFFICER**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**05-01-2024**

NFA ID	**0542962**
Name	**LEUKERT, BERND GUNTER**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**10-28-2021**

NFA ID	**0275157**
Name	**NAYAK, RAMACHANDRA**
TItle(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**10-01-2019**

NFA ID	**0565113**
Name	**PADOVANI, LAURA MARCELA**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**07-31-2024**

NFA ID	**0486225**
Name	**SEWING, CHRISTIAN**
TItle(s)	**CHIEF EXECUTIVE OFFICER**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**05-27-2015**

NFA ID	**0541645**
Name	**SHORT, REBECCA ANNE**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**10-19-2021**

NFA ID	**0531868**
Name	**VIGNERON, OLIVIER YVAN MARIE**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**11-29-2022**

NFA ID	**0506739**
Name	**VON MOLTKE, JAMES ADAM MARK**
TItle(s)	**CHIEF FINANCIAL OFFICER**
10% or More Interest	**No**
Status	**APPROVED**

Effective Date	**08-10-2017**

NFA ID	**0533422**
Name	**VON ZUR MUEHLEN, GERD ALEXANDER**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**10-19-2020**

Holding Company Information
Not provided